SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2014

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Annual report for the year ended December 31, 2013, released on April 9, 2014	A-1

1.2	Announcement of notice of annual general meeting, dated April 9, 2014	B-1

1.3	Circular regarding proposed election and re-election of directors and supervisors, proposed amendments to Articles of Association, and notice of annual general meeting, dated April 9, 2014	C-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 11, 2014	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

#1 INTERNATIONAL BESTSELLER
falling in love with CHANGE
CHINA TELECOM
China Telecom Corporation Limited
HKEx Stock Code: 728 NYSE Stock Code: CHA
Annual Report 2013

About
CHINA TELECOM
China Telecom Corporation Limited (“China Telecom” or the “Company”, together with its subsidiaries, collectively the “Group”) is a full services integrated information service operator and the world’s largest wireline telecommunications, CDMA mobile network and broadband Internet services provider, providing basic telecommunications services such as wireline telecommunications services and mobile telecommunications services, and value-added telecommunications services such as Internet access services and information services in the PRC. As at the end of 2013, the Company has wireline access lines in service of about 156 million, wireline broadband subscribers of about 100 million and mobile subscribers of about 186 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

#1 INTERNATIONAL
BESTSELLER
#1 World’s Largest
CDMA Mobile
Operator
>180 million mobile subscribers
#1 World’s Largest
Fixed-line
Operator
>150 million
access lines in service
#1 World’s Largest
Wireline Broadband
Operator
>100 million
wireline broadband subscribers

Contents
2 Contents
3 Corporate Information
4 Financial Highlights
9 2013 Milestones
10 Chairman’s Statement
16 Directors, Supervisors and Senior Management
27 Business Review
34 Management’s Discussion and Analysis of
Financial Conditions and Results of Operations
42 Report of the Directors
60 Report of the Supervisory Committee
62 Recognition & Awards
64 Corporate Governance Report
89 Human Resources Development Report
98 Corporate Social Responsibility Report
109 Independent Auditor’s Report
110 Consolidated Statement of Financial Position
112 Statement of Financial Position
114 Consolidated Statement of
Comprehensive Income
115 Consolidated Statement of Changes in Equity
116 Consolidated Statement of Cash Flows
118 Notes to the Financial Statements
186 Financial Summary
188 Shareholder Information
Corporate Culture
2 China Telecom Corporation Limited Annual Report 2013

Corporate Information
Board of Directors
Executive Directors
Wang Xiaochu (Chairman)
Yang Jie
Wu Andi
Zhang Jiping
Yang Xiaowei
Sun Kangmin
Ke Ruiwen
Non-Executive Director
Xie Liang
Independent Non-Executive Directors
Wu Jichuan
Qin Xiao
Tse Hau Yin, Aloysius
Cha May Lung, Laura
Xu Erming
Company Secretary & Qualified
Accountant
Yung Shun Loy, Jacky
Audit Committee
Tse Hau Yin, Aloysius (Chairman)
Wu Jichuan
Qin Xiao
Xu Erming
Remuneration Committee
Xu Erming (Chairman)
Wu Jichuan
Qin Xiao
Tse Hau Yin, Aloysius
Nomination Committee
Wu Jichuan (Chairman)
Tse Hau Yin, Aloysius
Cha May Lung, Laura
Xu Erming
Supervisory Committee
Shao Chunbao (Chairman)
Zhu Lihao (Independent Supervisor)
Tang Qi (Employee Representative)
Zhang Jianbin (Employee Representative)
Hu Jing
Du Zuguo
Legal Representative
Wang Xiaochu
International Auditor
Deloitte Touche Tohmatsu
Legal Advisers
Jingtian & Gongcheng
Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP
Stock Code
HKEx: 728
NYSE: CHA
Company Website
www.chinatelecom-h.com
China Telecom Corporation Limited Annual Report 2013 3

Financial Highlights

	2011[5] (restated)	2012[5] (restated)	2013
Operating revenues (RMB millions)	245,149	283,176	**321,584**
EBITDA[1] (RMB millions)	75,362	70,874	**96,551**
EBITDA margin[2]	32.6%	27.4%	**34.0%**
Net profit[3] (RMB millions)	16,494	14,949	**17,545**
Capital expenditure (RMB millions)	49,584	53,748	**79,992**
Total debt/Equity[4]	20.3%	37.6%	**39.7%**
Earnings per share (RMB)	0.2038	0.1847	**0.2168**
Dividend per share (HK$)	0.085	0.085	**0.095**
Net asset value per share[4] (RMB)	3.165	3.276	**3.432**

1 *EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.*
2 *EBITDA margin was calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.*
3 *Net profit represented profit attributable to equity holders of the Company.*
4 *Equity and net asset value represented equity attributable to equity holders of the Company.*
5 *Certain prior years figures were retrospectively restated due to the acquisition of China Telecom (Europe) Limited. Please refer to note 1 to the audited financial statements in this annual report for details.*



For further information, please browse our website at www.chinatelecom-h.com.

4 China Telecom Corporation Limited Annual Report 2013

Financial Highlights

Operating Revenues
(RMB millions)


245,149
283,176
321,584
2011[5]
2012[5]
2013

EBITDA[1]
(RMB millions)


75,362
70,874
96,551
2011[5]
2012[5]
2013

EBITDA Margin[2]
(%)


32.6
27.4
34.0
2011[5]
2012[5]
2013

Net Profit[3]
(RMB millions)


16,494
14,949
17,545
2011[5]
2012[5]
2013

Dividend Per Share
(HK$)


0.085
0.085
0.095
2011
2012
2013

NAV Per Share[4]
(RMB)


3.165
3.276
3.432
2011[5]
2012[5]
2013

China Telecom Corporation Limited Annual Report 2013 5

COMMUNICATIONS & INFORMATION
INDUSTRIES
Big Change Development Integration

FTTH
Mobile Internet
OTT
Big Data
Cloud Computing
leading
to
Big
Opportunities
as well as challenges
4G

2013 Milestones
April
A devastating earthquake of 7.0 magnitude hit Lushan county, Ya’an in Sichuan province. China Telecom quickly restored the communications in the disaster area, provided hotlines for missing families and video conference assurance for the government, vigorously supporting the disaster relief works
June
China Telecom successfully accomplished the communications safety assurance of Shenzhou – 10 spacecraft
August
China Telecom jointly launched “YiChat” with NetEase, Inc. to create the new mobile Internet portal. It marked a new stage of cooperation between a telecommunications operator and an Internet company on joint development and operation of mobile instant messaging products as well as capital collaboration
November
China Telecom’s 3G subscribers exceeded 100 million, accounting for more than 50% of total mobile subscribers
December
China Telecom was granted the permit to operate the LTE/4G digital cellular mobile service (TD-LTE), officially embarking on the 4G mobile operation era China Telecom’s wireline broadband subscribers exceeded 100 million
YiChat
China Telecom Corporation Limited Annual Report 2013
9

Chairman’s Statement

Chairman’s Statement
“ Telecommunications industry is now undergoing Big Change, Big Integration and Big Development, generating new opportunities and challenges. Our people, instead of getting complacent with their past successes, proactively liberate their own mindsets. They are keen to embrace the changes and innovate for breakthroughs, striving to bring more compelling experience and delights to our customers. Seeing their dedication to the success of the company, I feel so encouraged and grateful. I also firmly believe that a vibrant, responsible and innovative China Telecom is emerging and will be a legend again! ”
In 2013, the Company accurately captured the development pattern of mobile Internet and the integration trend of the industry. Deepened transformation has enhanced its scale as well as profitability, with progressive strengthening in market position. Riding on the comprehensive implementation of the “Three New Roles”1 strategy, the emerging businesses experienced rapid growth while the business structure optimisation has accelerated, steadily enhancing our corporate development capabilities. Adhering to the Internet’s spirit of “openness, cooperation and innovation”, the Company boldly explored and accelerated its evolution into a mode of operation that integrated deepened efficiently-centralised management and comprehensive subdivision of performance evaluation units, leading to pronounced improvement in corporate vitality and efficiency. The Company also established its grand blueprint of “creating a New China Telecom in five years”. 4G licensing started a new era of mobile Internet, bringing vast potential for future corporate development.
Operating Results
In 2013, the Company continued to maintain its healthy and rapid growth momentum. The operating revenues amounted to RMB321.6 billion, representing an increase of 13.6% over last year. Excluding the mobile terminal sales, the operating revenues were RMB284.1 billion, representing an increase of 10.0% over last year, with revenue growth surpassing industry average and revenue market share further increased. Of which, mobile revenue accounted for approximately 50%, and the business structure continued to optimise. Profitability has been significantly enhanced with the profit attributable to the equity holders of the Company reaching RMB17.5 billion, increased by 17.4% over last year, and basic earnings per share were RMB0.22. EBITDA2 was RMB96.6 billion, while EBITDA margin3 was 34.0%. Capital expenditure was RMB80.0 billion. Free cash flow4 reached RMB11.1 billion.
1 The “Three New Roles” refers to the Leader of Intelligent Pipeline, the Provider of Integrated Platforms and the Participant of Content & Application Development.
2 EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
3 EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.
4 Free cash flow is calculated from EBITDA minus capital expenditure and income tax.
China Telecom Corporation Limited Annual Report 2013
11

Chairman’s Statement
Taking into account the return to shareholders, the Company’s cash flow and its capital requirements for future development, the Board of Directors has decided to recommend at the forthcoming Annual General Meeting that a dividend being an equivalent of HK$0.095 per share for the year 2013 be declared. Dividend per share increased by 11.8% compared to 2012.
Strong execution reinforcing corporate strength
Fundamental services continued its scale development
In 2013, the Company accelerated its scale expansion and significantly increased its market influence by fully leveraging the competitive strengths in network, brand recognition and services edges in mobile services and benefiting from the efficient unified operation of the network assets and mobile services as a whole. Persisting in a terminal-led approach and reinforcing terminal segmentation, the Company continuously expanded the variety of terminal models and optimised the structure of the Company’s terminal device offerings. Through the deepening of channel distribution, the Company focused its strengths on enhancing the coverage and the portion of sales derived from open channels, which further improved the overall capability and strength of open channels. The Company’s subscriber base and quality continued to enhance through initiatives such as strengthening application-driven development, continued improvement in functionalities and presentation of applications, and refining customer acquisition strategy. Mobile services revenue reached RMB113.8 billion this year, representing an increase of 23% over last year, which was the highest growth rate in the industry. The net addition of mobile subscribers was approximately 25 million, with total mobile subscribers reaching 186 million. 3G subscribers had a net addition of approximately 34 million, with a total exceeding 100 million. The number of 3G subscribers as a percentage of total mobile subscribers increased to 56%, further optimising the structure. The Company’s fundamental was further strengthened, with its mobile subscriber market share surpassing 15%.
The Company persisted in profitable scale development and has seen a steady and healthy growth in its wireline broadband services with its high-speed fibre broadband services fully rolled-out. The Company has comprehensively stepped up its efforts in its wireline broadband network maintenance and service quality enhancement, and has continued to promote bandwidth upgrade. The Company introduced the 100Mbps home fibre broadband product, which improved customer experience and network utilisation, resulting in the steady growth in return. The Company propelled the increase in its customer value by enriching its high-bandwidth products portfolio, accelerating the research, development and promotion of “Smart Family” products and strengthening the premium content and enriched value. The Company insisted on rational competition and gained customers’ recognition through high price-to-performance factors, defending the value propositions of the industry, while reserving room for future growth. Wireline broadband revenue reached RMB70.8 billion this year, representing an increase of 6% over last year. The total number of wireline broadband subscribers exceeded 100 million, with a net addition of approximately 10 million. Among these subscribers, the number of Fibre-to-the-Home (FTTH) subscribers was close to 27 million, representing an increase of over 70% year-on-year. FTTH subscribers accounted for nearly 30% of the total number of wireline broadband subscribers and the subscriber structure has been further optimised.
Emerging businesses grew rapidly
In 2013, the Company prospected the industry landscape and accelerated the strategic restructuring of its business structure. Emerging businesses, including mobile data traffic, Internet applications and informatisation applications, experienced rapid growth of nearly 30%, accounting for close to a quarter of the total revenue. The new customer acquisition approach led by applications and services achieved remarkable results. The Company has duly implemented its deepened strategic transformation.
Continued optimisation of data traffic operation fostered the rapid growth in the scale and value of data traffic. The Company reinforced its efforts in targeted marketing and locked its sights on its targeted customer groups through its continuous efforts to reinforce its brand awareness and brand influence, and offering data-focused, flexible and self-designed packages to high value customers. By strengthening the promotion of smart terminals, enhancing the pre-installed applications and customer coaching and enhancing customer experiences, the Company cultivated and strengthened the customers’ data usage habits. Relying on its intelligent pipeline and integrated platform, the Company fully exploited the
12 China Telecom Corporation Limited Annual Report 2013

Chairman’s Statement
data-converging characteristics of its Internet portal-type applications such as “YiChat” and “Best Pay”, to strengthen its product offerings focusing on dedicated-data traffic and data traffic backward monetisation operation. During the year, smartphones sales accounted for more than 80% of the total handset sales, while the total data traffic by 3G handsets increased by 142% over last year. The monthly average data traffic per 3G handset subscriber reached 190MB, representing an increase of 42% from last year. Internet access revenue by handsets increased by 88% from last year, while the 3G handset Internet access ARPU accounted for 33% of the 3G ARPU.
The accelerated promotion of Internet applications and industry-specific applications drove the robust scale development. With a rapid scale expansion of “Best Pay”, the penetration of customers, entrepreneurs and financial system has progressively expanded. In 2013, the transaction amount of “Best Pay” reached RMB133.1 billion, representing a growth of 226% over the previous year. The Company also jointly launched “YiChat” with NetEase, Inc. to promote the development of product hosting channel and create a new type of mobile Internet portal. At present, the number of registered “YiChat” users is nearly 60 million. To actively develop the cloud computing applications, the Company proactively promoted the incorporation of the “cloud” element into its existing products and services to further enhance its product range. In order to reinforce its efficiently-centralised development, the Company completed the strategic planning of 16 application development centres covering eight industries to promote the continuous optimisation of the informatisation application system. Emphasising on the Smart Cities project and key industry customers expansion, the Company continued to strengthen its edge on strategic cooperation in informatisation applications. With a focus on customer experience, the Company placed an equal emphasis on product standardisation and differentiation. Through the improvement of the functionalities of informatisation applications and service quality, customer satisfaction has been enhanced which effectively increased the value of customers’ contribution. During the year, there was a net addition of over 13 million mobile subscribers driven by industry-specific applications, up by 30% from last year, of which over 70% was generated from its six major applications including the “e-Surfing School” initiative.
Reform and innovation accelerating the creation of differentiated edges
Persistence in innovation and cooperation brought remarkable results in the “Three New Roles” strategy
The Company boldly created a new model of open cooperation for the development of the emerging businesses, and successfully introduced the essential elements of mobile Internet into the model, leading to a landmark breakthrough for the Company. With newly set segregated operating systems and mechanisms for the emerging businesses, the Company offered support to a highly-efficient “Internet-business type” operating environment and an effective incentive mechanism. By adhering to its market-oriented and capital-driven approach, the Company facilitated dynamic and flexible resources allocation and effectively strengthened its organic vibrancy. With the launch of “YiChat” as a breakthrough, the Company leveraged the Internet companies to rapidly power up its competitive strengths. The Company also leveraged the resources edges of the network, platform, customer services and marketing channels, and the enriched experiences in Internet-type product operation and online sales in the cooperation. The Company has effectively penetrated and integrated the current market influence and customer base of both parties to converge the strengths and opened up a new path for Internet-type services.
Conforming to the industry convergence trends and learning from the mobile Internet development experience, the Company constructed an “Internet-business type” model and accelerated the comprehensive commercial implementation of the “Three New Roles” strategy. The Company fully enhanced the data traffic control and billing capabilities based on customers and service identification. The Company strengthened the self-determined bandwidth upgrade-on-demand function for wireline broadband subscribers. With the promotion of “Big Data”, the Company started to monetise from its intelligent pipeline by turning the edges of big volume of data into edges of valuable services. By strengthening the capabilities such as location-based services and unified account operation, the Company sped up the process of opening up its capabilities for cooperation and progressively implemented the integrated platform. The Company accelerated product development and promotion, initiated three business groups: digital entertainment, e-commerce and information services,
China Telecom Corporation Limited Annual Report 2013 13

Chairman’s Statement
and enriched their contents and application systems progressively.
Focusing on efficiency and vitality to accelerate the evolution of corporate operation model
With our in-depth study and grasping the pattern, we set vitality and efficiency as our core objectives on developing a new operation model with the key features of reasonable sub-division of performance evaluation units and efficiently-centralised management operation, for accelerated preparation to adapt to mobile Internet development.
To promote the “market-driven” reform, the Company continued to sub-divide performance evaluation units to fully inspire employee vitality. With a perseverance to explore, the Company further implemented the sub-division of performance evaluation units in the whole company from bottom to top including sales outlets, rural sub-branches and investments units, which allowed better matching between operation responsibilities and authorities of resource allocation such as cost and investment resources in the frontline business units, and established a close and direct linkage between the employee remuneration and the integrated return of the frontline business unit. This resulted in high degree of alignment of the operating goals of the frontline business units with the overall corporate goal and highly aligned the interests of the employees with those of the Company. Over the past year, the operational efficiency and profitability of the frontline business units experienced a rapid growth.
Adapting to the development pattern of the mobile Internet business, the Company further stepped up its effort in efficiently-centralised management to strengthen its entire-network operation and management capabilities. The Company also accelerated its network upgrade, and steadily expanded its capabilities. Platform integration and consolidation was strengthened and cloud resources were deployed to further enhance the level of efficiently-centralised operation of the network. The Company further refined its package structure resulting in an increase in the proportion of the sales of efficiently-centralised packages. With a focus on the promotion of “Best Pay”, “YiChat” and all sorts of livelihood-related applications, the product management systems were continuously optimised. The Company strengthened the synergistic collaboration of channels, promoted the efficiently-centralised control and resources exchange of open channels such as large chain stores and manufacturers, enhanced integrated operation and development of electronic channels at group level to further strengthen the overall capability in channel sales. To lower the management costs, the Company continuously improved its level of efficiently-centralised management on procurement, IT, finance and other areas. Through promoting the efficiently-centralised operations of overseas businesses, profitability was significantly enhanced. The Company recorded a 38% growth in the revenues from overseas during the year.
The Company adopted various initiatives to improve its operating efficiency and profitability. The Company implemented a market-oriented approach internally by focusing on the key evaluation metrics and optimising its resources allocation model while creating an internal competition mechanism for costs and investment resources to tilt the resources towards high growth and high returns areas. To adapt to a new operating model, the Company restructured its front-end organisation, and further strengthened the efficiently-centralised operation and co-ordination from a vertical perspective while enhancing the synergistic collaboration of various sales channels to enhance the efficiency of its front-end decision-making and execution. The Company also innovated services approach with customer experience as a core by launching multimedia customer services on Internet through handset application, “YiChat” and “Wechat” to achieve “one-point access for entire-network service”. The Company progressively promoted the mobility of service processing to further improve service efficiency. The Company strengthened precision management by actively enhancing the utilisation and consolidation of its existing assets, as well as increasing the level of capital centralisation, strengthening its control over investment and costs to increase the efficiency and return of the use of its capital and assets.
Corporate Governance and Social Responsibility
We continue to strive to maintain a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate value and transparency to ensure our healthy and orderly growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognition, including being voted the “No. 1 Best Managed Company in Asia” by FinanceAsia for three
14 China Telecom Corporation Limited Annual Report 2013

Chairman’s Statement
consecutive years, “No. 1 Most Honored Company in Asia” by Institutional Investor, and also “Overall Best Managed Company in Asia” by Euromoney five years in a row.
We persisted in operating with integrity and proactively fulfilled our corporate social responsibility while promoting a healthy and orderly development of our industry. Meanwhile, we enhanced the information security assurance for our nation and customers, while persistently maintaining a good network environment by actively promoting Internet interconnections and further strengthening energy conservation and emission reduction. We also helped proactively with fighting major natural disasters such as earthquakes and typhoons, and have accomplished telecommunications assurance services for significant events such as the China-Eurasia Expo and the launch of Shenzhou-10 spacecraft, receiving high recognition and appreciation from the society.
Outlook
At present, China’s deepening reform and accelerating the adjustment and restructuring of the national economy, together with accelerating social informatisation process with the promotion of information consumption and implementation of “Broadband China” strategy, offers vast market potential. The mobile Internet business in China has undergone an explosive growth momentum. Coupled with the accelerated evolution of technology and industry chain, there is a rapid upgrade in smart terminals and data usage habits. 4G licensing opens up a brand new development space for mobile Internet, bringing in a valuable opportunity for a full scale transformation and upgrade in the information industry. Meanwhile, the global economy is still in a deep adjustment period. More industry reforms pushed by integrated development are emerging. “Customer flow, Data traffic flow and Capital flow” now become the new key value of the industry development. The value shifting in the industry is accelerated, while competition is further intensified in respect of its scope and magnitude with gradual roll-out of regulatory policies such as amendments to wireline broadband competition policies. As such, the Company will face new challenges.
With the 4G licensing, China Telecom embraces the best period of its full-services operations. We will grasp the opportunity for rapid development, proactively and appropriately tackle the challenges from regulatory and policy changes such as national tax reform, striving to create a New China Telecom. Based on the characteristics of its own resources, the Company will fully leverage the dual-technology strengths of wireline broadband and wireless broadband and continue to strengthen the wireline broadband network through the IPv6 evolution and fibre broadband. The Company will also actively apply for the permit of LTE FDD operation and will deploy LTE network appropriately with regard to the government policy and business development. A seamless high-speed mobile network built through the hybrid LTE network, coupled with highly efficient and coordinated development of 4G and 3G, will establish a full scene of network edge. The Company will deepen the reform to create incremental value, share the return with employees to fully unleash their vibrancy, and accelerate the evolution towards an Internet-business type operation model. Capitalising on reform and innovation, the Company will firmly persist in the implementation of the “Three New Roles” strategy. With quality and efficiency enhancement, the Company will promote dual enhancement in scale development and profitability with continual reinforcement in competitiveness. By proactively open cooperation based on complementary resources and edge, the Company will endeavour to achieve a win-win cooperation in the industry value chain and accelerate the strategic planning of emerging businesses. The Company will strive to expand the value creation areas and continue to be the forerunner in the mobile Internet era, while continuously creating new values for shareholders.
Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support, and my gratitude to all our employees for their hard work and their contribution to the Company.
Wang Xiaochu
Chairman and Chief Executive Officer
Beijing, China
19 March 2014
China Telecom Corporation Limited Annual Report 2013 15

Directors, Supervisors and Senior Management
Mr. Wang Xiaochu
Age 55, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, President of China Telecommunications Corporation, Chairman of the board of directors and a Non-executive Director of China Communications Services Corporation Limited. He is also the Chairman of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.
Mr. Yang Jie
Age 51, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has 30 years of operational and managerial experience in the telecommunications industry in China.
16 China Telecom Corporation Limited Annual Report 2013

Directors, Supervisors and Senior Management
Madam Wu Andi
Age 59, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. She studied in a master of business administration (MBA) program at the Guanghua School of Management at Peking University from 2002 to 2003 and received an executive master degree of business administration (EMBA). Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the Ministry of Posts and Telecommunications (“MPT”). She is also a Vice President of China Telecommunications Corporation. Madam Wu has 32 years of economic and financial management experience in the telecommunications industry in China.
Mr. Zhang Jiping
Age 58, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of Directorate General of Telecommunications (“DGT”) of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 32 years of experience in network operation and management in the telecommunications industry in China.
Mr. Yang Xiaowei
Age 50, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.
China Telecom Corporation Limited Annual Report 2013 17

Directors, Supervisors and Senior Management
Mr. Sun Kangmin
Age 56, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor degree. Mr. Sun served as Deputy Director General and Chief Engineer of Chengdu Telecommunications Bureau, Deputy Director General of Sichuan Posts and Telecommunications Administration, Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 30 years of operational and managerial experience in the telecommunications industry in China.
Mr. Ke Ruiwen
Age 50, is an Executive Director and Executive Vice President of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has 28 years of operational and managerial experience in the telecommunications industry in China.
Mr. Gao Tongqing
Age 50, is an Executive Vice President of the Company. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company, General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and telecommunications industry.
18 China Telecom Corporation Limited Annual Report 2013

Directors, Supervisors and Senior Management
Mr. Xie Liang
Age 50, is a Non-executive Director of the Company. Mr. Xie is a senior accountant and received an executive master degree of business administration (EMBA) from Jinan University. Mr. Xie is the Vice President of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company). Mr. Xie served as the Deputy Director of the Corporate Finance Division and the Corporate Audit Division of the Guangzhou Military District Back-end Operation Management Department and the Vice Minister, the Minister and the assistant to the President of Guangdong Rising Assets Management Co., Ltd. Mr. Xie has over 20 years of experience in corporate management and extensive experience in corporate finance management.
Mr. Wu Jichuan
Age 76, is an Independent Non-executive Director of the Company. Mr. Wu is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Expert Committee for Telecommunication Economy of MIIT, Honorary Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from the Beijing Institute of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the Ministry of Posts and Telecommunications, Deputy Director of the Committee of the Radio Management of China, Vice Leader of the Informatisation Leading Group of the State Council, Minister of Ministry of Information Industry, a member of the Eighth & the Tenth National People’s Congress, a member of the Standing Committee of the Tenth National People’s Congress and Vice Chairman of the Education, Science, Culture and Public Health Committee of the National People’s Congress.
Dr. Qin Xiao
Age 66, is an Independent Non-executive Director of the Company. Dr. Qin obtained his Ph.D. in economics from University of Cambridge. He is the Independent Non-executive Director of HKR International Limited and AIA Group Limited and China World Trade Center Company Limited and the Non-executive Chairman of the Board of Amex Resources Limited. He is a part-time professor at the School of Economics and Management of Tsinghua University and PBC School of Finance, Tsinghua University, a non-official member of the Financial Services Development Council of Hong Kong. He served as the Chairman of China Merchants Bank Co., Ltd. and China Merchants Group Limited, President and Vice Chairman of China International Trust and Investment Corporation (CITIC), and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth and the Eleventh Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, a part-time professor at the Graduate School of the People’s Bank of China, and a member of Toyota International Advisory Board, he also served as Chairman of APEC Business Advisory Council (ABAC) for the Year 2001. His papers and books in economics, management and social transformation have been published in China and abroad.
China Telecom Corporation Limited Annual Report 2013 19

Directors, Supervisors and Senior Management
Mr. Tse Hau Yin, Aloysius
Age 66, is an Independent Non-executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited, SJM Holdings Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.
Madam Cha May Lung, Laura
Age 64, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council, Government of the HKSAR. She is the Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-executive Director. She is the Non-Executive Director of Unilever, PLC and Unilever, N.V, and the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.
20 China Telecom Corporation Limited Annual Report 2013

Directors, Supervisors and Senior Management
Professor Xu Erming
Age 64, is an Independent Non-executive Director of the Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council and Vice Chairman of the Chinese Enterprise Management Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and the Hong Kong Polytechnic University.
Mr. Yung Shun Loy, Jacky
Age 51, is the Assistant Chief Financial Officer, Qualified Accountant and the Company Secretary of the Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor degree in laws and a bachelor degree in social sciences. Mr. Yung has over 20 years of experience in auditing, company secretary and senior financial management of listed companies.
Mr. Gao Jinxing
Age 50, is the Financial Controller of the Company. Mr. Gao is a senior economist and has a master degree. Mr. Gao served as the Deputy Chief Economist and Head of Financial Planning and Supply Department of Fuzhou Telecommunications Bureau, Deputy Director General and Chief Accountant of Sanming Posts and Telecommunications Bureau, Deputy Director and Director of Finance Department of the Posts and Telecommunications Administration of Fujian province, Deputy General Manager, the Financial Controller and the Chairman of the Labour Union of China Telecom Fujian branch.
China Telecom Corporation Limited Annual Report 2013 21

Directors, Supervisors and Senior Management
Supervisors
Mr. Shao Chunbao
Age 56, is the Chairman of the Supervisory Committee of the Company. Mr. Shao is currently the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Shao received a doctorate degree from the Huazhong University of Science and Technology. He served as Deputy Office Director and Deputy Director of the Scientific Research Division of the Shanxi Taiyuan Municipal Party School, Director-grade Secretary in the General Office of CPC Committee of Shanxi Province, Director-grade investigator of the Organisation Department of the Central Committee of CPC, Director General-grade Deputy Director General of the Central Direct-owned Institutions Management Office, Deputy Secretary of the Municipal Party Committee of Jiujiang of Jiangxi Province, Deputy Secretary of the Discipline Commission and Director General of the Inspection Bureau of the State Owned Assets Supervision and Administration Commission of the State Council. Mr. Shao has extensive government work experience and management experience.
Madam Zhu Lihao
Age 73, is an Independent Supervisor of the Supervisory Committee of the Company. Madam Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Madam Zhu served as a Deputy Director General, Director General, Deputy Director and Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Madam Zhu has over 40 years of experience in management and auditing.
Mr. Tang Qi
Age 55, is an Employee Representative Supervisor of the Supervisory Committee of the Company. Mr. Tang is currently the Vice Chairman of the Labour Union of China Telecommunications Corporation and China Telecom Corporation Limited. Mr. Tang received a doctorate degree in business administration (DBA) from the Hong Kong Polytechnic University. Mr. Tang served as the Director of the marketing department of the Posts and Telecommunications Administration of Shandong province, Manager of the marketing department of China Telecommunications Corporation, General Manager of China Telecom Shandong branch, General Manager of China Telecom Chongqing branch. Mr. Tang is a senior engineer and has extensive experience in operation and management in the telecommunications industry.
Mr. Zhang Jianbin
Age 48, is an Employee Representative Supervisor of the Supervisory Committee of the Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department). Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLB and LLM degrees. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with over 20 years of experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.
22 China Telecom Corporation Limited Annual Report 2013

Directors, Supervisors and Senior Management
Mr. Hu Jing
Age 38, is a Supervisor of the Supervisory Committee of the Company. Mr. Hu is currently the Director in the audit department of the Company. Mr. Hu received a bachelor’s degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master’s degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with 16 years of experience in finance and auditing.
Mr. Du Zuguo
Age 51, is a Supervisor of the Supervisory Committee of the Company. Mr. Du is a senior economist. He is the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of China Telecom Corporation Limited) and the Chairman and General Manager of Zhejiang Province Financial Holdings Company Limited. Mr. Du served as Director, Deputy Director General, Deputy Secretary to the CCP Committee, Director General and Secretary to the CCP Committee of Zhoushan Finance and Local Tax Bureau in Zhejiang province and now is a CCP Committee member of Zhejiang Provincial Department of Finance. Mr. Du has extensive experience in government’s work and large-scale state-owned enterprise management.
China Telecom Corporation Limited Annual Report 2013 23

ONE STRONG BELIEF
De - Telecom
Breaking away from the constraints of traditional telecommunications operation mindset

A Dynamic Team:
Embracing change Keen to Advance
Innovative

Business Review

The following table sets out key operating data for 2011, 2012 and 2013:

	Unit	2011	2012	2013	Rate of change over 2012
Mobile subscribers	million	126.47	160.62	**185.58**	15.5%
of which: 3G subscribers	million	36.29	69.05	**103.11**	49.3%
Wireline broadband subscribers	million	76.81	90.12	**100.10**	11.1%
Access lines in service	million	169.59	163.00	**155.80**	-4.4%
Mobile voice usage	million minutes	407,765	509,229	**603,616**	18.5%
Mobile SMS usage	million messages	49,941	55,789	**64,235**	15.1%
3G handset data traffic	KTB	23.60	72.30	**175.10**	142.2%
Mobile Colour Ring Tone subscribers	million	75.38	92.19	**102.02**	10.7%
Wireline local voice usage	million pulses	206,371	172,175	**148,690**	-13.6%


天翼3G手机交易会暨移动互联网论坛

e-Surfing 3G Handset Fair & Mobile Internet Forum

China Telecom Corporation Limited Annual Report 2013 27

Business Review
In 2013, fully capitalising on the development opportunities brought forth by the rapid growth of 3G and the mobile Internet, the Company continued to deepen its strategic transformation, innovate development models and create competitive edges, leading to a continuous expansion of subscribers’ scale, rapid growth of mobile services and steady growth of broadband services, and achieving remarkable increase in operating revenues, further optimising revenue structure and reinforcing its competitive edges in the market.
Key operating performance
Rapid growth in operating revenues, while business structure continued to optimise
In 2013, the Company’s operating revenues increased by 13.6% to RMB321,584 million. Excluding revenues from mobile terminal sales, operating revenues were RMB284,149 million, representing an annual growth of
10.0%. The Company’s revenue structure was further optimised, with mobile revenues accounting for 47.0% of operating revenues, and revenues from the mobile and wireline broadband services accounting for close to 70% of operating revenues.
Mobile revenues maintained rapid growth and subscribers’ scale continued to expand, while customers’ values were enhanced
In 2013, the Company persisted in the strategy that is terminal-led and application-driven and placed concurrent emphasis on integrated products and efficiently-centralised single products. The Company also strengthened cooperation with open channels and raised the sales capacities of channels, continuously expanding the mobile subscribers’ scale. At the end of the year, the number of mobile subscribers reached 186 million, with a net addition of 24.96 million subscribers, and mobile service revenues increased by
22.6% to RMB113,751 million compared to last year.
Leveraging on the opportunity emerging from contact with our mobile customers, the Company offered customers coaching services on utilising mobile applications and launched promotional campaigns to raise the penetration and adoption of mobile applications, thereby increasing data traffic and enhancing customers’ values. In 2013, mobile average revenue per user (ARPU) was RMB54.8, representing a year-on-year growth of 1.7%. 3G handset data traffic stood at 175.1KTB, up 142.2% year-on-year, and the monthly average data traffic per 3G handset subscriber came to 190MB.
China Telecom provides its customers with a wide variety of products and services
28 China Telecom Corporation Limited Annual Report 2013

Business Review
Wireline services maintained positive growth and wireline broadband service continued to develop steadily
In 2013, the Company deepened the implementation of wireline and mobile integration and stabilised the wireline revenues base. Revenues from wireline services were RMB170,398 million and up 3.1%, maintaining positive growth.
In the wireline broadband service, the Company reinforced its competitive edges by adopting the development strategy of “Emphasising quality on the high-end, significantly improving network speed for the mainstream market, and improving market share on the low-end”, with the deepened implementation of the “Lightening Fibre Residential Areas” initiative and “Broadband Excellence” programme, thereby further improving the broadband subscriber structure and achieving steady growth of subscribers’ scale and revenues. In 2013, revenues from wireline broadband services grew 6.1% to RMB70,821 million. The number of wireline broadband subscribers reached 100 million, with a net addition of 9.98 million subscribers, of which the number of fibre broadband service subscribers was close to 27 million, with subscribers of bandwidth of 4Mbps or above accounting for 80% of the total, up
7.0 percentage points compared with the beginning of 2013.
The iTV, ICT and IDC services became three key drivers of revenue growth of wireline value-added services (VAS) and integrated information services. In 2013, revenues from wireline VAS and integrated information services were RMB34,274 million, up 11.6% over last year. Riding on iTV, the Company promoted “Smart Family” to enhance customers’ experience by offering high-definition and intelligent products. By accelerating ICT development, the Company continued to provide customers with integrated information services that were convenient, differentiated and with high price-performance ratio. The deployment of six key Cloud data centres of the Company was in place.
In 2013, revenues from wireline voice service as a percentage of the Company’s operating revenues saw a further decline, signalling an effective alleviation of operational risks. Revenues from wireline voice service were RMB38,633 million, representing 12.0% of the operating revenues and a drop of 3.3 percentage points from the previous year.
Business operating strategies
In 2013, the Company adhered to the operating theme of “promoting dual enhancement in scale development and profitability through dual-leadership in innovation and service”, vigorously implemented the two key strategies of scale operation and data traffic operation, and carried out operational measures in “efficiently-centralised marketing, terminal-led approach, application-driven promotion, open channel expansion and excellent services provision”.
First, strengthened efficiently-centralised marketing intensity and raised sales efficiency
In 2013, the Company further refined package design to meet the customers’ demand, launching “e-Surfing Young” data-only and “DIY” mobile packages. At the same time, the Company optimised its package structure and centralised marketing resources and strategy that tilted towards high-valued clients and services. To actively adopt non-cost marketing model, the Company carried out various activities, including vigorous development of pre-paid subscribers and providing rebate to existing customers upon depositing of fees in advance. The Company further strengthened the centralised effort of marketing activities by organising four unified marketing campaigns during the year and substantially enhanced customer acquisition and terminal sales.
China Telecom Corporation Limited Annual Report 2013 29

Business Review

Second, strengthened terminal-led approach and optimised terminal portfolio structure

The Company continued to promote the "terminal-led" strategy that facilitated the continued prosperity of CDMA terminal industry value chain. For the whole year, a total of 334 CDMA handset models were newly launched, of which 270 were newly-launched 3G smartphone models. The smartphone sales volume accounted for 80.4% of the total sales volume, up 19 percentage points over last year. Through chipset upgrade, screen enlargement and other initiatives, the price-to-performance ratio of the smartphones priced around RMB1,000 was enhanced, strengthening the competitive edges of the market of smartphones priced around RMB1,000. The Company also successfully managed to participate in the global launches of various star handsets, such as Apple's 5S/5C, Samsung's S4 and NOTE3 and raised its market share in the high-end market. The Company also collaborated with upstream chipset manufacturers to launch low-end smartphones priced at RMB299, tackling the disadvantages of the lack of presence for CDMA network standard smartphones in the low-end market.

Third, the Company accelerated the promotion of applications to create differentiated competitive edges

The Company attached great importance to development and promotion of the industry applications for government and enterprise customers, and development of livelihood applications and mobile Internet applications. For industry application, the Company focused on promoting e-Surfing School, work unit e-Surfing RFID, field work assistant, integrated office, busy-shop assistant and campus e-Surfing RFID and the industry applications drove over 13 million of net addition of mobile subscribers. For livelihood application, the Company vigorously promoted applications for water, electricity and gas bills payment, gas refuel, traffic fines and public transport payments. For mobile Internet applications, the Company sped up the pace of corporatisation and equity restructuring of emerging services such as product centre businesses in order to establish competitive specialised corporates. China Telecom actively worked with mobile Internet companies and jointly launched "YiChat" with NetEase, Inc., serving as the mobile Internet portal.

Mobile Subscribers
(million)


160.62
185.58
15.5%
2012
2013

Access Lines in Service
(million)


163.0
155.8
4.4%
7.5
13.3
38.7
103.5
PAS
Public Telephone
Government & Enterprise
Household
5.4
12.6
40.2
97.6
2012
2013

Wireline Broadband Subscribers
(million)


90.12
100.10
11.1%
2012
2013

30 China Telecom Corporation Limited Annual Report 2013

Business Review
Fourth, the Company stepped up synergy of channels and improved sales capabilities of channels
The Company strengthened the collaboration of the three major channels, namely, direct sales, physical outlets and electronic channels, to converge the strengths and improve sales capabilities. For government and enterprises customers, the Company strengthened the training for direct sales managers and enhanced the capability to secure sizable contracts. At the same time, it adopted a synergistic marketing approach that combined “channel manager + agent + physical outlet” to enhance coverage of small to medium sized government and enterprise customers. For physical outlets, the Company continued to deepen the implementation of “sub-division of performance evaluation units” in the self-operated outlets to motivate staff vitality and increase sales. The Company extensively cooperated with open channels, especially with chain stores and terminal manufacturers, as well as strengthened the direct supply of terminals and calling cards at the convenience outlets such as telephone booths and service outlets in rural areas. For electronic channels, the Company centralised its development and operation, established dedicated marketing policy and a B2B-focused distribution system, leading to improvement of the electronic channel’s ability to operate independently, and accelerating transformation to be an e-commerce operator as well as the closer cooperation with third party e-commerce companies.
The Company’s management attended customer activities and market studies
China Telecom Corporation Limited Annual Report 2013 31

Business Review
Fifth, the Company focused on customers’ perception and improved customers’ satisfaction
To improve customers’ perception and enhance their satisfaction, the Company implemented the “Service of Excellence” strategy. Using service standard as a starting point, the Company promoted instant customer satisfaction feedback system in 10 pilot provinces, to evaluate services such as the physical outlets and broadband service installation and maintenance, strengthening the control over the service delivery to enhance customers’ experience. With focus on key services, the Company enhanced 3G service standardisation, optimised data traffic queries, reminder service, credit control management and service cancellation process, strengthened the coaching of applications adoption and achieved EVDO network optimisation in urban areas. In addition, it provided customers of different tiers and clusters with differentiated broadband services, enhancing the efficiency of installation and maintenance, and effectively promoting customer access bandwidth upgrade. All these put the Company top in 3G and broadband satisfaction survey. To provide convenient and fast service, the Company enriched its service channels by offering mobile “e-Surfing customer service”, launching customer service platforms in “YiChat” and “WeChat”.
Network and operation support
In 2013, the Company continued to uphold the “return-focused” investment principal, optimised investment structure, accelerated network upgrade and evolution and progressively expanded capacity, supporting business scale expansion and steadily enhancing resource utilisation.
First, the Company continued to enhance the core competitiveness of the mobile network. The Company appropriately implemented a “rapid and targeted” capacity expansion based on subscriber growth and network traffic loads in 2G/3G network to ensure the network quality and customers’ satisfaction, raising the network utilisation by more than 2 percentage points. Leveraging on the 4G licensing, the Company promptly deployed LTE network in over 60 cities to provide network assurance for its 4G operation.
China Telecom announced the e-Surfing mobile wallet service
32 China Telecom Corporation Limited Annual Report 2013

Business Review
Second, the Company progressively promoted fibre network in cities and bandwidth upgrade. The Company focused on fibre network construction and upgrade in the urban areas based on customers’ demand, enhancing the broadband network edges. More than 90% of the urban areas were covered with at least 20Mbps customer access bandwidth, with fibre access port utilisation reaching 40%, an improvement of 7.6 percentage points. In rural areas, the Company deployed wireline, wireless and other means subject to local conditions to meet the demand of new broadband users, with more than 91% coverage with at least 4Mbps customer access bandwidth.
Third, the Company accelerated Cloud-based development of open platforms and integrated information services expansion. The Company was in full efforts to promote its own platform integration and improve the efficiency of the platform, accelerating the construction of open integrated platforms and Cloud data centres for raising the operating and cooperative ability of Cloud resources. Riding on local government’s implementation of “Smart Cities”, the Company actively developed ICT services for government and enterprise customers while continued to expand the depth and breadth of ICT services.
Development measures and highlights for 2014
In 2014, 4G commercial launch, along with the rapid growth of the new Internet-based information consumption and e-commerce transactions, will bring new market opportunities and room for information consumption growth. The Company will accelerate the deployment of 4G services and plan to launch 4G products focusing on data traffic and multi-terminal sharing. The 4G services positioning will be targeted to mid-to-high-end users in mainly urban areas, while 3G will be positioned to mid-to-low-end users leveraging on the Company’s superior 3G network coverage in rural areas with accelerated expansion of rural subscribers. The Company continues to enhance the utilisation of wireline broadband network through upgrade of customer access bandwidth and quality and iTV HD content enrichment to improve product competitiveness and maintain the market leadership in wireline broadband service. In addition, the Company continues to accelerate the coverage of its open channels, strengthen channels collaboration, and raise marketing capabilities and sales per store. The Company will actively expand in information services, accelerate the emerging business development, improve the data traffic product mechanism, cooperate with Internet companies to promote the adoption of heavy data traffic applications, such as video, and vigorously expand “data traffic backward monetisation”. To speed up the expansion of Internet applications, the Company will strengthen the integrated platform as the fundamental, build the core capabilities on payment, location-based services and account operation and leverage on “YiChat” as portal for building Internet business system. The Company will reinforce traditional advantages in the integrated outsourcing, IDC and Cloud products, while nurturing new products in the areas of big data and Internet of thing, etc. We will also continue to optimise network resources, improve operating and maintenance efficiency, enhance service capabilities of full services and enhance customers’ satisfaction to attain continuous growth in customer value and corporate value.
China Telecom Corporation Limited Annual Report 2013 33

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Summary
In 2013, the Group firmly adhered to the main theme of “promoting dual enhancement in scale and profitability through dual-leadership in innovation and service”, and further promoted the strategic transformation of “De-telecom”, “Market Orientation and Differentiation” and “Three New Roles”. The overall operating condition of the Company was stable and healthy. With the double-digit growth of both operating revenues and net profit, the business structure continued to be optimised and competitiveness continued to be enhanced. The Group’s operating revenues in 2013 were RMB321,584 million, an increase of 13.6%1 from 2012; operating expenses were RMB294,116 million, an increase of 12.3% from 2012; profit attributable to equity holders of the Company was RMB17,545 million, an increase of 17.4% from 2012; basic earnings per share were RMB0.22; EBITDA2 was RMB96,551 million and the EBITDA margin3 was 34.0%.
Operating Revenues
In 2013, the Group continued to firmly seize the development opportunities, with the steady growth in its subscribers’ scale, the operating revenues continued to maintain at a high double-digit growth rate, the Group’s market share steadily increased and the revenue structure continued to be optimised. Operating revenues in 2013 were RMB321,584 million, an increase of 13.6% from 2012. Of this, the total mobile revenue was RMB151,186 million, an increase of 28.3% from 2012. The wireline services revenues were RMB170,398 million, an increase of 3.1% from 2012. The aggregate of mobile service revenue4, wireline broadband revenue, wireline value-added services and integrated information application services revenue accounted for 68.1% of the total operating revenues, an increase of 0.9 percentage points from 2012.
1 In 2013, the Group acquired China Telecom (Europe) Limited. As the transaction was recognised as a combination of entities under common control, the comparative figures of prior years have been restated accordingly. Please refer to note 1 to the audited financial statements in this annual report for details.
2 EBITDA was calculated from operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
3 EBITDA margin was calculated from EBITDA divided by operating revenues excluding the revenue from mobile terminal sales.
4 Mobile service revenue represents total mobile revenue minus other mobile revenue. Of this, in 2013, other mobile revenue amounted to RMB37,435 million.
34 China Telecom Corporation Limited Annual Report 2013

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
The following table sets forth a breakdown of the operating revenues of the Group for 2012 and 2013, together with their respective rates of change:
For the year ended
31 December
Rates of change
(RMB millions, except percentage data)
2013
2012
(restated)
Wireline voice
38,633
43,369
(10.9%)
Mobile voice
58,217
49,166
18.4%
Internet
99,394
87,662
13.4%
Value-added services
36,230
31,137
16.4%
Integrated information application services
25,233
23,181
8.9%
Telecommunications network resource services and lease of network equipment
17,586
15,737
11.7%
Others
46,291
32,924
40.6%
Total operating revenues
321,584
283,176
13.6%
Wireline Voice
Through measures of convergent packages and wireline monthly packages, the Group slowed down the loss of wireline voice revenue and the negative effect of wireline voice was further reduced. In 2013, revenue from wireline voice services was RMB38,633 million, a decrease of 10.9% from RMB43,369 million in 2012, accounting for 12.0% of our operating revenues.
Mobile Voice
In 2013, the Group continued to strengthen its effort on expanding the scale of mobile subscribers, and the mobile service has maintained rapid growth. In 2013, the net increase in the number of mobile subscribers was 24.96 million, reaching a total of 186 million. Revenue from mobile voice services was RMB58,217 million, an increase of 18.4% from RMB49,166 million in 2012, accounting for 18.1% of our operating revenues.
China Telecom Corporation Limited Annual Report 2013 35

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Internet
In 2013, revenue from Internet access services was RMB99,394 million, an increase of 13.4% from RMB87,662 million in 2012, accounting for 30.9% of our operating revenues. On one hand, the Group adopted the development strategy of “Emphasising quality on the high-end, significantly improving network speed for the mainstream market, and improving market share on the low-end”, and continued to deepen the implementation of the “Lightening Fibre Residential Areas” initiative, formulated the “Broadband Excellence” program and realised a quantum leap of broadband service speed, and promote the rapid development of broadband services. At the end of 2013, the number of wireline broadband subscribers reached 100 million, the wireline broadband revenue of the Group was RMB70,821 million, an increase of 6.1% from 2012. On the other hand, the Group fully leveraged its advantage in 3G network and services, and persisted in data traffic operation. Revenue from mobile Internet access services was RMB27,962 million, an increase of 40.7% from 2012.
Value-Added Services
In 2013, revenue from value-added services was RMB36,230 million, an increase of 16.4% from RMB31,137 million in 2012, accounting for 11.3% of our operating revenues. With the growth in the number of mobile subscribers, mobile value-added services such as SMS, MMS, and caller ID services developed rapidly. Revenue from mobile value-added services was RMB19,748 million, an increase of 17.2% from 2012. Due to the rapid growth of the Internet Data Centre services and iTV services, the revenue from wireline value-added services increased by 15.3% from 2012.
Integrated Information Application Services
In 2013, revenue from integrated information application services was RMB25,233 million, an increase of 8.9% from RMB23,181 million in 2012, accounting for 7.8% of our operating revenues. The increase in revenue was mainly due to the rapid development of Information and Communication Technology services. Revenue from mobile integrated information application services was RMB7,441 million, an increase of 10.3% from 2012.
Telecommunications Network Resource Services and Lease of Network Equipment
In 2013, revenue from telecommunications network resource services and lease of network equipment was RMB17,586 million, an increase of 11.7% from RMB15,737 million in 2012, accounting for 5.5% of our operating revenues. As the demand from government and enterprise customers for informatisation continued to increase, the revenue growth from domestic and international circuits services and lease of network equipment has increased quite rapidly. Revenue from lease of mobile network equipment was RMB383 million.
Others
In 2013, revenue from other services was RMB46,291 million, an increase of 40.6% from RMB32,924 million in 2012, accounting for 14.4% of our operating revenues. With the growth in the scale of mobile subscribers, the Group further increased the effort in the efficiently-centralised procurement and sales of mobile terminal equipment, especially “star” smartphones at different price levels. Revenue from sales of mobile terminal equipment was RMB37,435 million, an increase of 51.2% from 2012.
36 China Telecom Corporation Limited Annual Report 2013

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Operating Expenses
While reasonably coordinating our resources, the Group further strengthened our cost control efforts, and promoted profitable scale development of the enterprise. In 2013, operating expenses of the Group were RMB294,116 million, an increase of 12.3% compared with 2012, and the rate of growth of operating expenses was lower than the revenue growth rate. Operating expenses accounted for 91.5% of our operating revenues, a decrease of 1.0 percentage point from 2012.
The following table sets forth a breakdown of the operating expenses of the Group in 2012 and 2013 and their respective rates of change:
For the year ended 31 December
(RMB millions, except percentage data)
2013 2012 (restated) Rates of change
Depreciation and amortisation 69,083 49,666 39.1%
Network operations and support expenses 53,102 65,979 (19.5%)
Selling, general and administrative expenses 70,448 63,099 11.6%
Personnel expenses 46,723 42,857 9.0%
Other operating expenses 54,760 40,367 35.7%
Total operating expenses 294,116 261,968 12.3%
Depreciation and Amortisation
In 2013, depreciation and amortisation was RMB69,083 million, an increase of 39.1% from RMB49,666 million in 2012, accounting for 21.5% of our operating revenues. The increase in depreciation and amortisation was mainly due to the increase in depreciation as a result of the acquisition of mobile network assets at the end of 2012.
Network Operations and Support Expenses
In 2013, network operations and support expenses were RMB53,102 million, a decrease of 19.5% from RMB65,979 million in 2012, accounting for 16.5% of our operating revenues. The decline was mainly due to the fact that the Group no longer needs to pay to China Telecommunications Corporation the CDMA network capacity lease fee after the completion of the acquisition of mobile network assets.
China Telecom Corporation Limited Annual Report 2013 37

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Selling, General and Administrative Expenses
In 2013, selling, general and administrative expenses amounted to RMB70,448 million, an increase of 11.6% from RMB63,099 million in 2012, accounting for 21.9% of our operating revenues. The growth was mainly attributable to the Group’s increased efforts to expand social channels and appropriately increased marketing initiatives. Commission and service expenses for third parties amounted to RMB25,519 million, an increase of 30.6% from 2012. Advertising and promotion expenses amounted to RMB36,490 million, an increase of 4.5% from 2012. The cost of terminal equipment offered to customers for free or at a nominal price amounted to RMB22,795 million in 2013, an increase of 4.8% from 2012. At the same time, the Group continued its prudent control on general and administrative expenses. Compared to last year, general and administrative expenses decreased by 2.5%.
Personnel Expenses
In 2013, personnel expenses were RMB46,723 million, an increase of 9.0% from RMB42,857 million in 2012, accounting for 14.6% of our operating revenues. The ratio of personnel expenses to operating revenues decreased by 0.5 percentage points when compared to 2012. While the Group strengthened the control on personnel expenses, it appropriately increased the remuneration for frontline staff to increase their passion and promote business development. For details of the number of employees, remuneration policies and training schemes, please refer to the Human Resources Development Report in this annual report.
Other Operating Expenses
In 2013, other operating expenses were RMB54,760 million, an increase of 35.7% from RMB40,367 million in 2012, accounting for 17.0% of our operating revenues. The increase was mainly attributable to the increase in the cost of mobile terminal equipment sold. The cost of mobile terminal equipment sold amounted to RMB35,227 million, an increase of 52.5% from 2012.
Net Finance Costs
In 2013, the Group’s net finance costs were RMB5,153 million, an increase of 229.9% from RMB1,562 million in 2012. The increase was mainly due to the interest expenses arising from the deferred consideration of the mobile network assets acquisition and new short-term loans. Net exchange losses were RMB3 million in 2013.
Profitability Level
Income Tax
The Group’s statutory income tax rate is 25%. In 2013, the Group’s income tax expenses were RMB5,422 million with the effective income tax rate of 23.5%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of its branches with operations in the western region of China and some of its subsidiaries.
Profit Attributable To Equity Holders of the Company
In 2013, profit attributable to equity holders of the Company was RMB17,545 million, an increase of 17.4% from RMB14,949 million in 2012.
38 China Telecom Corporation Limited Annual Report 2013

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Capital Expenditure and Cash Flows
Capital Expenditure
In 2013, in order to seize the development opportunities of mobile services, reinforce the advantages of broadband networks and enhance the core-competitiveness of the network, the Group increased its capital expenditure but at the same time emphasised the optimisation of its investment structure, with particular emphasis on investment in high growth services, while investment in traditional wireline services were strictly controlled. In 2013, capital expenditure of the Group was RMB79,992 million, an increase of 48.8% from RMB53,748 million in 2012. The increase in capital expenditure was mainly attributable to the Group’s obligation to invest into the mobile network after completion of the mobile network assets acquisition at the end of 2012.
Cash Flows
In 2013, net decrease in cash and cash equivalents for the Group was RMB13,960 million, while the net increase in cash and cash equivalents was RMB2,625 million in 2012.
The following table sets forth the cash flow position of the Group in 2012 and 2013:
For the year ended 31 December
(RMB millions) 2013 2012 (restated)
Net cash flow from operating activities 88,351 70,722
Net cash used in investing activities (107,948) (48,295)
Net cash from/(used in) financing activities 5,637 (19,802)
Net (decrease)/increase in cash and cash equivalents (13,960) 2,625
China Telecom Corporation Limited Annual Report 2013 39

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
In 2013, the net cash inflow from operating activities was RMB88,351 million, an increase of RMB17,629 million from RMB70,722 million in 2012. The increase was mainly due to the increase in operating revenues and that no CDMA network capacity lease fee was payable after the acquisition of mobile network assets.
In 2013, the net cash outflow used in investing activities was RMB107,948 million, an increase of RMB59,653 million from RMB48,295 million in 2012, mainly resulting from an increase in capital expenditures compared to 2012 and the payment of part of the consideration for the acquisition of mobile network assets.
In 2013, the net cash inflow from financing activities was RMB5,637 million. In 2012, the net cash outflow used in financing activities was RMB19,802 million. The reason of the fluctuation was mainly due to the increase in short-term loans.
Working Capital
The Group consistently upheld prudent financial principles and strict fund management policies. At the end of 2013, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB147,315 million, an increase in deficit of RMB19,080 million from RMB128,235 million in 2012. The increase in deficit was mainly because medium-term notes amounting to RMB20,000 million will become mature in 2014, thus reclassified from non-current liabilities to current liabilities. As at 31 December 2013, the Group’s unutilised credit facilities was RMB157,694 million (2012: RMB163,130 million). At the end of 2013, the Group’s cash and cash equivalents amounted to RMB16,070 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 94.3% (2012: 97.2%).
Assets and Liabilities
In 2013, the Group continued to maintain a solid financial position. By the end of 2013, the total assets of the Group decreased to RMB543,239 million from RMB545,291 million at the end of 2012, while total indebtedness increased to RMB110,377 million from RMB99,808 million in 2012. The ratio of the Group’s total indebtedness to total assets increased to 20.3% at the end of 2013 from 18.3% at the end of 2012, mainly resulting from the increase in short-term loans.
40 China Telecom Corporation Limited Annual Report 2013

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Indebtedness

The indebtedness analysis of the Group as of the end of 2012 and 2013 is as follows:

(RMB millions)	For the year ended 31 December 2013	2012
Short-term debt	27,687	6,523
Long-term debt maturing within one year	20,072	10,212
Long-term debt and payable	62,617	83,070
Finance lease obligations (including current portion)	1	3
Total debt	110,377	99,808

By the end of 2013, the total indebtedness of the Group was RMB110,377 million, an increase of RMB10,569 million from the end of 2012. This is mainly due to the increase in short-term loans. Of the total indebtedness of the Group, loans denominated in Renminbi, US Dollars and Euro accounted for 99.1% (2012: 98.9%), 0.5% (2012: 0.6%), and 0.4% (2012: 0.5%), respectively. 43.3% (2012: 37.5%) of this indebtedness are loans with fixed interest rates, while the remainders are loans with floating interest rates.

As at 31 December 2013, the Group did not pledge any assets as collateral for debt (2012: Nil).

Most of the Group's revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

Contractual Obligations

(RMB millions)	Total	1 January 2014 – 31 December 2014	1 January 2015 – 31 December 2015	1 January 2016 – 31 December 2016	1 January 2017 – 31 December 2017	1 January 2018 – 31 December 2018	Thereafter
Short-term debt	28,279	28,279	–	–	–	–	–
Long-term debt and payable	99,135	24,874	3,951	3,950	65,660	80	620
Finance lease obligation	1	1	–	–	–	–	–
Operating lease commitments	7,573	2,236	1,516	1,087	779	611	1,344
Capital commitments	7,738	7,738	–	–	–	–	–
Total contractual obligations	142,726	63,128	5,467	5,037	66,439	691	1,964

Note: Amounts of short-term debt, long-term debt and payable, and finance lease obligation include recognised and unrecognised interest payable, and are not discounted.

China Telecom Corporation Limited Annual Report 2013 41

Report of the Directors
The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited financial statements of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2013.
Principal Business
The principal business of the Company and the Group is the provision of basic communications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, integrated information services and other related services within the service area of the Group.
Results
Results of the Group for the year ended 31 December 2013 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 110 to 185 of this annual report.
Dividend
The Board proposes a final dividend in the amount equivalent to HK$0.095 per share (pre-tax), totalling approximately RMB6,098 million for the year ended 31 December 2013. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 29 May 2014. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed final dividends are expected to be paid on or about 18 July 2014 upon approval at the Annual General Meeting.
Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2013 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 11 June 2014.
42 China Telecom Corporation Limited Annual Report 2013

Report of the Directors
According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No.348) and relevant laws and regulations, if the individual H share shareholders are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.
The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the register of members of the Company on 11 June 2014 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before 5 June 2014. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.
The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes over the withholding mechanism or arrangements.
China Telecom Corporation Limited Annual Report 2013 43

Report of the Directors
Directors and Senior Management of the Company
The following table sets out certain information of the Directors and senior management of the Company as at the date of this Report:
Name Age Position in the Company Date of Appointment
Wang Xiaochu 55 Chairman and Chief Executive Officer 20 December 2004
Yang Jie 51 Executive Director, President and 20 October 2004 Chief Operating Officer
Wu Andi 59 Executive Director, Executive Vice President and 10 September 2002 Chief Financial Officer
Zhang Jiping 58 Executive Director and Executive Vice President 10 September 2002
Yang Xiaowei 50 Executive Director and Executive Vice President 9 September 2008
Sun Kangmin 56 Executive Director and Executive Vice President 20 October 2004
Ke Ruiwen 50 Executive Director and Executive Vice President 30 May 2012
Gao Tongqing 50 Executive Vice President 21 June 2013
Xie Liang 50 Non-executive Director 29 May 2013
Wu Jichuan 76 Independent Non-executive Director 9 September 2008
Qin Xiao 66 Independent Non-executive Director 9 September 2008
Tse Hau Yin, Aloysius 66 Independent Non-executive Director 9 September 2005
Cha May Lung, Laura 64 Independent Non-executive Director 9 September 2008
Xu Erming 64 Independent Non-executive Director 9 September 2005
Yung Shun Loy, Jacky 51 Assistant Chief Financial Officer, 1 February 2005 Qualified Accountant and Company Secretary
Gao Jinxing 50 Financial Controller 1 February 2012
44 China Telecom Corporation Limited Annual Report 2013

Report of the Directors
On 20 March 2013, Mr. Chen Liangxian resigned as Non-executive Director of the Company due to change in work arrangement. On the same date, the Board proposed to appoint Mr. Xie Liang as Non-executive Director of the Company. The proposed appointment of Mr. Xie Liang as Non-executive Director of the Company was approved by the Annual General Meeting held on 29 May 2013. On 21 June 2013, Mr. Li Ping resigned as Executive Vice President of the Company due to change in work arrangement. On the same day, the Board appointed Mr. Gao Tongqing as Executive Vice President of the Company.
Supervisors of the Company
The following table sets out certain information of the Supervisors of the Company as at the date of this Report:
Name Age Position in the Company Date of Appointment
Shao Chunbao 56 Chairman of the Supervisory Committee 16 October 2012
Zhu Lihao 73 Independent Supervisor 10 September 2002
Tang Qi 55 Supervisor (Employee Representative) 19 August 2013
Zhang Jianbin 48 Supervisor (Employee Representative) 16 October 2012
Hu Jing 38 Supervisor 16 October 2012
Du Zuguo 51 Supervisor 20 May 2011
China Telecom Corporation Limited Annual Report 2013 45

Report of the Directors

On 19 August 2013, Mr. Mao Shejun, an Employee Representative Supervisor of the Supervisory Committee, retired from his position as a Supervisor of the Company due to his age, and on the same day, Mr. Tang Qi was elected by the employees of the Company democratically as an Employee Representative Supervisor of the Company.

Share Capital

The share capital of the Company as at 31 December 2013 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2013, the share capital of the Company comprised:

Share category	Number of shares as at 31 December 2013	Percentage of the total number of shares in issue as at 31 December 2013 (%)
Domestic shares (total):	67,054,958,321	82.85
Domestic shares held by:		
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18
Total number of H shares (including ADSs)	13,877,410,000	17.15
Total	80,932,368,321	100.00

46 China Telecom Corporation Limited Annual Report 2013

Report of the Directors
Material Interests and Short Positions in Shares and Underlying Shares of the Company
As at 31 December 2013, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the “SFO”) are as follows:
Name of shareholders Number of shares Type of shares Percentage of the respective type of shares
Percentage of the total number of shares in issue Capacity China 57,377,053,317 Domestic shares 85.57% 70.89% Beneficial owner
Telecommunications (Long Position) Corporation
Guangdong Rising 5,614,082,653 Domestic shares 8.37% 6.94% Beneficial owner
Assets Management (Long Position) Co., Ltd.
Commonwealth Bank 2,080,867,924 H shares 14.99% 2.57% Interest of controlled of Australia (Long Position) corporation
JPMorgan Chase & Co. 1,536,081,879 H shares 11.07% 1.90%
135,957,249 shares as (Long Position) beneficial owner; 242,674,000 shares as investment manager; and 1,157,450,630 shares as custodian corporation/ approved lending agent
32,826,934 H shares 0.24% 0.04% Beneficial owner (Short Position)
1,157,450,630 H shares 8.34% 1.43% Custodian corporation/ (Shares available approved lending agent for lending)
Blackrock, Inc. 1,301,821,443 H shares 9.38% 1.61% Interest of controlled
(Long Position) corporation
8,676,000 H shares 0.06% 0.01% Interest of controlled
(Short Position) corporation
Save as stated above, as at 31 December 2013, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.
China Telecom Corporation Limited Annual Report 2013 47

Report of the Directors
Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures
As at 31 December 2013, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.
As at 31 December 2013, the Company had not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.
Directors’ and Supervisors’ Interests in Contracts
For the year ended 31 December 2013, none of the Directors and Supervisors of the Company had any material interest, whether directly or indirectly, in any of the contracts of significance entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from their service contracts. None of the Directors and Supervisors of the Company has entered into any service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).
Emoluments of the Directors and Supervisors
Please refer to note 29 of the audited financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2013.
Purchase, Sale and Redemption of Shares
Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.
Public Float
As at the date of this Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with The Stock Exchange of Hong Kong Limited.
Summary of Financial Information
Please refer to pages 186 to 187 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2013.
Bank Loans and Other Borrowings
Please refer to note 16 of the audited financial statements for details of bank loans and other borrowings of the Group.
48 China Telecom Corporation Limited Annual Report 2013

Report of the Directors
Capitalised Interest
Please refer to note 27 of the audited financial statements for details of the Group’s capitalised interest for the year ended 31 December 2013.
Fixed Assets
Please refer to note 4 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2013.
Reserves
Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with the China Accounting Standards for Business Enterprises and regulations, materially differ from those prepared in accordance with either the International Financial Reporting Standards, or accounting standards at a place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2013, calculated on the above basis and before deducting the proposed final dividends for 2013, amounted to RMB84,341 million.
Please refer to note 21 of the audited financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2013.
Donations
For the year ended 31 December 2013, the Group made charitable and other donations with a total amount of RMB11 million.
Subsidiaries and Associated Companies
Please refer to note 8 and note 9 of the audited financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2013.
Changes in Equity
Please refer to the consolidated statement of changes in equity as contained in the audited financial statements of this year (page 115 of this annual report).
Retirement Benefits
Please refer to note 38 of the audited financial statements for details of the retirement benefits provided by the Group.
Stock Appreciation Rights
Please refer to note 39 of the audited financial statements for details of the stock appreciation rights offered by the Company.
Pre-Emptive Rights
There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.
Major Customers and Suppliers
For the year ended 31 December 2013, sales to the five largest customers of the Group accounted for an amount no more than 30% of the operating revenues of the Group.
China Telecom Corporation Limited Annual Report 2013 49

Report of the Directors
For the year ended 31 December 2013, purchases from the five largest suppliers of the Group accounted for approximately 42.3% of the total annual purchases of the Group.
For the year ended 31 December 2013, purchases from the Group’s largest supplier accounted for approximately
13.5% of the total annual purchases of the Group.
The amount of the Group’s annual purchases mainly includes terminals purchases, equipment purchases and investments in infrastructure.
To the knowledge of the Board, no Director of the Company, their associates, or any person holding more than 5% of the issued share capital in the Company has any interests in such suppliers.
Connected transactions
Disposal of 80% of the share capital in E-surfing Media Co., Ltd. (“E-surfing Media”)
The Company and the controlling shareholder of the Company, China Telecommunications Corporation, entered into an agreement on 26 April 2013, pursuant to which the Company has agreed to sell and China Telecommunications Corporation has agreed to purchase 80% of the share capital in E-surfing Media, a subsidiary of the Company. Pursuant to the agreement, the initial consideration for the disposal of the E-surfing Media Shares was RMB1,195 million. The relevant consideration was adjusted in accordance with the relevant clauses in the agreement and was settled by cash. Please refer to note 1 to the audited financial statements for details.
E-surfing Media is primarily engaged in the provision of video media services. Upon the completion of the disposal, the Company realised a gain of approximately RMB670 million. Meanwhile, the Company continues to maintain close cooperation with E-surfing Media to promote the data traffic operation and the development of mobile Internet service of the Company, so as to enhance the value of the Company.
Acquisition of 100% of the share capital in China Telecom (Europe) Limited (“China Telecom Europe”)
China Telecom Global Limited, the wholly-owned subsidiary of the Company, and the controlling shareholder of the Company, China Telecommunications Corporation, entered into an agreement on 16 December 2013, pursuant to which China Telecommunications Corporation has agreed to sell and China Telecom Global Limited has agreed to purchase 100% of the share capital in China Telecom Europe, a wholly-owned subsidiary of China Telecommunications Corporation. Pursuant to the acquisition agreement, the initial consideration was RMB261 million. The relevant consideration was adjusted in accordance with the relevant clauses in the agreement and was settled by cash. Please refer to note 1 to the audited financial statements for details.
China Telecom Europe is primarily engaged in providing international leased line service, Internet service, voice wholesale service and other value-added telecommunications services in Europe, the Middle East and Africa. On completion, China Telecom Europe has become a wholly-owned subsidiary of China Telecom Global Limited and an indirect wholly-owned subsidiary of the Company. At present, the overseas business of the Company, primarily including Asia-Pacific region and the Americas, is operated by China Telecom Global Limited. As a result of the acquisition, the Company will further strengthen its competitive position in the overseas telecommunications market, improve and integrate the operation of its overseas business, take full advantage of the synergy benefits, expand its service regions and increase its profitability.
50 China Telecom Corporation Limited Annual Report 2013

Report of the Directors
Continuing Connected Transactions
The following table sets out the amounts of continuing connected transactions between the Group and China Telecommunications Corporation for the year ended 31 December 2013:
Transactions Transaction Amounts (RMB millions) Annual monetary cap for continuing connected transactions (RMB millions)
Net transaction amount of centralised services 616 800
Net expenses for interconnection settlement 350 1,000
Mutual leasing of properties 719 800
Provision of IT services by China Telecommunications Corporation and its subsidiaries (except for the Group) (the “China Telecom Group”)1 1,136 1,300
Provision of IT services by the Group 192 500
Provision of supplies procurement services by China Telecom Group 3,563 4,500
Provision of supplies procurement services by the Group 3,885 4,500
Provision of engineering services by China Telecom Group 14,543 16,000
Provision of community services by China Telecom Group 2,826 3,500
Provision of ancillary telecommunications services by China Telecom Group 11,208 14,000
1 China Telecommunications Corporation is a controlling shareholder of the Company. Each of China Telecommunications Corporation and its subsidiaries (except for the Group) constitutes a connected person of the Company under the Listing Rules.
China Telecom Corporation Limited Annual Report 2013 51

Report of the Directors
Centralised Services Agreement
Pursuant to the centralised services agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), centralised services include centralised business management and operational services provided by the Group to China Telecommunications Corporation in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecommunications Corporation to the Group and the common use of international telecommunications facilities by both parties. In accordance with the Centralised Services Agreement, the aggregate costs incurred by the Group and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Group and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecommunications Corporation, the Group will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee each year. The utilisation fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation shall be determined through negotiation between the two parties based on market rates.
The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Centralised Services Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.
52 China Telecom Corporation Limited Annual Report 2013

Report of the Directors
Interconnection Settlement Agreement
Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology from time to time, which is currently RMB0.06 per minute. Interconnection charges are RMB0.06 per minute for local calls originated from the Group to China Telecommunications Corporation. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.
The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Interconnection Settlement Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal. In addition, the Company and China Telecommunications Corporation have agreed that interconnection settlement charges will be calculated according to the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators amend existing, or promulgate new rules or regulations in respect of the interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties.
Property Leasing Framework Agreement
Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Group and China Telecommunications Corporation and/ or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates with reference to the standards set forth by local pricing authorities. The rental charges are subject to review every three years.
The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Property Leasing Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.
China Telecom Corporation Limited Annual Report 2013 53

Report of the Directors
IT Services Framework Agreement
Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the Group and China Telecommunications Corporation and/or its associates can provide the other party with information technology services, including office automation and software testing. Each of the Group and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates or rates obtained through a tender process. If the terms offered by the Group or China Telecommunications Corporation and/or its associates are no less favourable than those offered by an independent third-party provider, the Group or China Telecommunications Corporation and/or its associates may award the tender to the other party.
The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the IT Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.
Community Services Framework Agreement
Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:
(1) the government-prescribed prices (if any);
(2) where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;
(3) where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by independent third parties in the ordinary course of business; or
(4) where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).
54 China Telecom Corporation Limited Annual Report 2013

Report of the Directors
The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Community Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.
Supplies Procurement Services Framework Agreement
Pursuant to the supplies procurement services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Supplies Procurement Services Framework Agreement”), China Telecommunications Corporation and/or its associates and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, transportation and installation services.
Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:
(1) not more than 1% of the contract value for procurement of imported telecommunications supplies; or
(2) not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.
The pricing basis of the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.
The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Supplies Procurement Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.
China Telecom Corporation Limited Annual Report 2013 55

Report of the Directors
Engineering Framework Agreement
Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or engineering construction projects with a value of over RMB2 million shall be determined by the tender award price.
The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.
The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Engineering Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.
Ancillary Telecommunications Services Framework Agreement
Pursuant to the ancillary telecommunications services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Ancillary Telecommunications Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.
56 China Telecom Corporation Limited Annual Report 2013

Report of the Directors
The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.
Internet Applications Channel Services Framework Agreement
Pursuant to the Internet Applications Channel Services Framework Agreement signed between the Company and China Telecommunications Corporation on 16 December 2013, the Company agreed to provide Internet applications channel services to China Telecommunications Corporation and/or its associates. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc.
The charges payable for the services under the Internet Applications Channel Services Framework Agreement are calculated on the following basis:
(1) the government-prescribed prices (if any);
(2) where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;
(3) where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by independent third parties in the ordinary course of business; or
(4) where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).
The Internet Applications Channel Services Framework Agreement became effective from 1 January 2014 and will expire on 31 December 2015. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.
The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the above connected transactions.
The Company’s auditor was engaged to report on the Group’s continuing connected transactions for the year ended 31 December 2013 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.
China Telecom Corporation Limited Annual Report 2013
57

Report of the Directors
The Independent Non-executive Directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2013 to which the Group was a party:
1. had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;
2. had been entered into either: (i) on normal commercial terms; or
(ii) if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and
3. had been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.
The Independent Non-executive Directors have further confirmed that:
The values of continuing connected transactions for the year ended 31 December 2013 entered into between the
Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.
The auditors of the Group have reviewed the continuing connected transactions of the Group for the year ended
31 December 2013 and have confirmed to the Board that the transactions:
1. have received the approval of the Board;
2. have been entered into in accordance with the pricing policies as stated in the relevant agreements; and
3. have been entered into in accordance with the terms of the agreements governing such transactions; and the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.
Compliance with the Corporate Governance Code
Please refer to the “Corporate Governance Report” set out on page 64 of this 2013 annual report of the Company for details of our compliance with the Corporate Governance Code.
58 China Telecom Corporation Limited Annual Report 2013

Report of the Directors
Material Legal Proceedings
As at 31 December 2013, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claims were pending or threatened or made against the Company.
Auditors
Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP were appointed as the international and domestic auditors of the Company, respectively for the year ended 31 December 2013. Deloitte Touche Tohmatsu has audited the accompanying financial statements, which have been prepared in accordance with the International Financial Reporting Standards. The Company has appointed Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP since 29 May 2013. The relevant re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s international and domestic auditors, respectively for the year ending 31 December 2014 will be proposed to the Annual General Meeting of the Company to be held on
29 May 2014.
By Order of the Board
Wang Xiaochu
Chairman and Chief Executive Officer
Beijing, PRC
19 March 2014
China Telecom Corporation Limited Annual Report 2013
59

Report of the Supervisory Committee
During the reporting period, all members of the Supervisory Committee acted in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company, followed the principles of integrity and diligently carried out their supervisory function to safeguard the interests of shareholders, the Company and the employees.
The work status of the Supervisory Committee of the Company
During the reporting period, the Supervisory Committee held two meetings. At the fifth meeting of the Fourth Session of the Supervisory Committee held on 13 March 2013, the Supervisory Committee reviewed and approved five agenda items, including the financial statements for the year 2012, the independent auditor’s report, the profit distribution and dividend proposal, the Supervisory Committee’s report for the year 2012, the working plan of the Supervisory Committee for the year 2013, and passed the relevant resolutions. Regarding major adjusted items, internal control assessment within the organisation, establishment and implementation of a system of accountability, change in related party transactions, audit and supervision of the subsidiaries by internal audit, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. At the sixth meeting of the Fourth Session of the Supervisory Committee held on
19 August 2013, the Supervisory Committee reviewed and approved the interim financial statements and the independent auditor’s review report for the six months ended 30 June 2013. Regarding changes in major figures in the reports, review of interim financial statements, control of related party transactions, development and control of mobile service, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department, external auditors and raised certain recommendations. During the reporting period, members of the Supervisory Committee supervised the major decision-making process of the Company and the performance of duties by the members of the Board and the senior management through their attendance at the relevant meetings such as Board meetings and meetings of the Audit Committee. Led by the Chairman of the Supervisory Committee, Mr. Shao Chunbao, Supervisors including Madam Zhu Lihao, Mr. Tang Qi, Mr. Zhang Jianbin and Mr. Hu Jing visited provincial branches for exchange of ideas in August 2013. Throughout the trip, they had a deeper understanding of the effectiveness of corporate development, listened to the difficulties and problems faced by the frontline employees, explored the relevant questions which need to be addressed by the Supervisory Committee and fostered the self-development of the Supervisory Committee.
The overall assessment of the operation management and performance during the reporting period
The Supervisory Committee believes that during the reporting period, all members of the Board and members of senior management have complied with rules and regulations, upheld the principles of diligence and integrity, safeguarded the interests of shareholders, fulfilled their responsibilities fully in accordance with the Articles of Association of the Company, diligently implemented the resolutions of the Shareholders’ General Meetings and the Board meetings, and strictly complied with the relevant regulations for listed companies. The Supervisory Committee has not observed any behaviours that breached the laws, rules, and Articles of Association of the Company, or damaged the interests of shareholders.
During the reporting period, the Company persisted in deepening its transformation, firmly adhered to the main theme of “promoting scale development through dual-leadership in innovation and service”, pragmatically fostered “De-telecom”, “Market Orientation and Differentiation” and “Three New Roles”. New emerging services realised a rapid growth with accelerated adjustment in business structure, resulting in significant achievement in scale development. In 2013, the operating revenues of the Company reached RMB321,584 million, an increase of 13.6% from last year. Excluding mobile terminal sales, the operating revenues reached RMB284,149 million, an increase of 10.0% over last year, which exceeded the industry average in the
60 China Telecom Corporation Limited Annual Report 2013

Report of the Supervisory Committee
mainland. Mobile revenues accounted for approximately 50% of the total revenues, with further optimisation in business structure. EBITDA was RMB96,551 million, an increase of 36.2% over last year. Profit attributable to equity holders of the Company reached RMB17,545 million, representing an increase of 17.4% from last year. Free cash flows amounted to RMB11,137 million. In summary, the Company accurately grasped the trends in mobile Internet development and industry value chain integrated development. The profitability was enhanced significantly, with rapid improvement in operational efficiency. The core competitiveness had been remarkably strengthened and the corporate development is full of vitality. Meanwhile, while conscientiously fulfilling its responsibility to shareholders, the Company voluntarily committed itself to the sustainable economic, social and environmental development and excelled in fulfilling its own corporate responsibilities, responsibilities towards customers, responsibilities towards employees, environmental responsibilities and public welfare responsibilities.
The independent opinion on the relevant matters during the reporting period
The opinion raised by the Supervisory
Committee on the compliance of the operation of the Company with laws and regulations
Pursuant to the relevant laws and regulations of the PRC, the Supervisory Committee monitored the convening procedures and resolutions of the meetings of the Board, the implementation by the Board of the resolutions approved by the Shareholders’ General Meetings, the performance of duties by the Company’s senior management, and the Company’s management policies. The Supervisory Committee is of the view that the Directors and the senior management, in performing their duties, strictly complied with the relevant rules and regulations, safeguarded the lawful interests of the Company and the shareholders as a whole and especially those of the minority shareholders, actively procured the regulated operations of the Company, enhanced the level of governance of the Company, followed lawful procedures in their decision-making, implemented resolutions of the Shareholders’ General Meetings, and the Supervisory Committee was not aware of any behaviours of the Directors or the senior management which violated the laws, regulations, the Articles of Association of the Company or were detrimental to the interests of the Company.
The opinion raised by the Supervisory Committee on the financial implementations of the Company
Through the supervision and inspection of the
Company’s financial policies and financial condition, the Supervisory Committee is of the view that the Company is able to strictly comply with the regulatory requirements such as section 404 of the US Sarbanes-Oxley Act and to continue to enhance its internal controls over financial reporting, while effectively controlling and managing the Company in accordance with rules and regulations. Upon the review of the unqualified financial statements for the year 2013 and other relevant information, which were prepared in accordance with the China Accounting Standards for Business Enterprises and the International Financial Reporting Standards as audited by PRC certified accountants and international auditors of the Company, the Supervisory Committee is of the opinion that the financial statements truly and fairly reflect the Company’s financial position, operating results and cash flows.
In 2014, the Supervisory Committee will continue to strictly adhere to the Articles of Association of the Company and relevant regulations, assume its responsibility to protect the interests of the shareholders and the Company, monitor the Company to fulfill its commitment to its shareholders, firmly grasp the three key points including reform and innovation, open cooperation and quality and efficiency enhancement, further broaden the planning of the work of the Supervisory Committee and strengthen its efforts in monitoring to protect the interests of all investors.
By Order of the Supervisory Committee
Shao Chunbao
Chairman of the Supervisory Committee
Beijing, PRC
19 March 2014
China Telecom Corporation Limited Annual Report 2013 61

Recognition & Awards



FinanceAsia
ASIA'S BEST COMPANIES 2013
China Telecom
Best CEO
Best CFO
EUROMONEY
China Telecom
Best Managed Company in Asia, Overall
Best Managed Company in Asia - Telecommunications
Institutional Investor
2013
All-Asia Executive Team
ARC AWARDS
GOLD WINNER

1. The Company was awarded the "No. 1 Best Managed Company in Asia" by FinanceAsia in the Asia's Best Companies Poll 2013.

2. Mr. Wang Xiaochu, Chairman and CEO, was awarded the "Best CEO in China" by FinanceAsia in the Asia's Best Companies Poll 2013.

3. Madam Wu Andi, Executive Vice President and CFO, was awarded the "Best CFO in China" by FinanceAsia in the Asia's Best Companies Poll 2013.

4. The Company has been voted by investors the "Overall Best Managed Company in Asia" across all industries in the "Best Managed and Governed Companies – Asia Poll 2013" by Euromoney.

5. The Company has been voted by investors the "Best Managed Company in Asia's Telecommunications Sector" in the "Asia Best Managed Companies 2013" by Euromoney.

6. The Company has been voted by professional investors as the "No.1 Most Honored Company in Asia" in 2013 All-Asia-Executive-Team ranking organised by Institutional Investor.

7. Mr. Wang Xiaochu, Chairman and CEO, was voted by professional investors as "Asia's Best CEO in Telecommunications Sector" in 2013 All-Asia-Executive-Team ranking organised by Institutional Investor.

8. Madam Wu Andi, Executive Vice President and CFO, was voted by professional investors as "Asia's Best CFO in Telecommunications Sector" in 2013 All-Asia-Executive-Team ranking organised by Institutional Investor.

9. The Company has been voted by professional investors as "Asia's Best Investor Relations Company in Telecommunications Sector" in 2013 All-Asia-Executive-Team ranking organised by Institutional Investor.

10. The Company was awarded the "Platinum Award for All-Round Excellence" in 2013 The Asset Corporate Awards.

11. The Company was awarded "The Best of Asia-Icon on Corporate Governance" by Corporate Governance Asia's Annual Recognition Awards 2013.

12. Mr. Wang Xiaochu, Chairman and CEO, was honoured with "Asian Corporate Director Recognition Awards 2013" by Corporate Governance Asia.

13. The Company was honoured with the "No. 5 in The Global Top 50", in "IR Magazine's annual surveys of investors and analysts 2013".

14. The Company was honoured with the "Grand Prix for Best Overall Investor Relations for Large-cap Companies", at the IR Magazine Awards – Greater China 2013.

15. The Company's 2012 annual report won gold awards in the "2013 International ARC Awards" and the "Vision Awards" Annual Report Competition by The League of American Communications Professionals LLC (LACP).

62

63

Corporate Governance Report
An Overview of Corporate Governance
The Company strives to maintain a high level of corporate governance and has inherited an excellent, prudent and efficient corporate governance style and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements sound corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole. In 2013, the Shareholders’ General Meeting, the Board and the Supervisory Committee maintained efficient operations in accordance with the operating specifications, and the Company continued to optimise the organisation structure and has achieved a breakthrough in its mechanism innovation, which well supported the Company’s strategic transformation to the Three New Roles – “a Leader of Intelligent Pipeline, a Provider of Integrated Platforms, and a Participant of Content and Application Development”. The Company further optimised its internal control and integrated comprehensive risk management into its operational practice. The sustained enhancement of the Company’s corporate governance ensured alignment with the long-term best interest of shareholders and firmly protected the interests of shareholders.
As a company incorporated in the PRC, the Company adopts the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the current Articles of Association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”) and the regulatory requirements for non-US companies listed in the United States, and these rules serve as guidances for the Company to improve the foundation of its corporate governance. The Company has regularly published statements relating to its internal control in accordance with the US Sarbanes-Oxley Act and the regulatory requirements of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure and corporate internal control requirements.
For the financial year ended 31 December 2013, save that the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Listing Rules. In the Company’s opinion, through supervision by the Board and the Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution and effectively capturing business opportunities. Many leading international corporations also have similar arrangements.
In 2013, the Company’s continuous efforts in corporate governance gained wide recognition from the capital markets and the Company was accredited with a number of awards. The Company was voted the “Overall Best Managed Company in Asia” by Euromoney for five consecutive years, while at the same time being ranked as the “No. 1 Best Corporate Governance in Asia”, the “No. 1 Most Convincing and Coherent Strategy in Asia” and the “No. 1 Most Transparent Accounts in Asia” in the individual categories. The Company was accredited by the investors as the “No. 1 Best Managed Company in Asia”, the “No. 1 Best Managed Company in China” and the “No. 1 Best Investor Relations in China” for three consecutive years in the Asia’s Best Companies Poll 2013 organised by FinanceAsia. The Company was voted by investors as the “No.1 Most Honored Company in Asia” and “Asia’s Best Investor Relations Company in
64 China Telecom Corporation Limited Annual Report 2013

Corporate Governance Report
telecommunications sector” in 2013 All-Asia-Executive-Team ranking organised by Institutional Investor. In addition, Mr. Wang Xiaochu, Chairman and CEO, was voted as “Asia’s Best CEO in telecommunications sector” and Madam Wu Andi, Executive Vice President and CFO was voted as “Asia’s Best CFO in telecommunications sector”. The Company swept several top awards including the “Grand Prix for Best Overall Investor Relations for Large-cap Companies” and the “Best Investor Relations by a mainland Chinese company” for two consecutive years at the IR Magazine Awards – Greater China 2013. In addition, based on IR Magazine’s annual surveys of investors and analysts for its awards in the US, Canada, Europe, Greater China, South East Asia and Brazil, the Company was ranked No.5 in The Global Top 50 and was the only Asian company among the top 10 companies. The Company was accredited the “Platinum Award for All-Round Excellence” in the poll of Corporate Awards 2013 by the Asset for five consecutive years. In addition, the Company was awarded the “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia and Mr. Wang Xiaochu, Chairman and CEO of
the Company, was awarded “Asian Corporate Director Recognition Awards 2013” by Corporate Governance Asia for four consecutive years.
Overall Structure of the Corporate Governance
A double-tier structure has been adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ General Meeting. The Audit Committee, Remuneration Committee and Nomination Committee were established under the Board. The Board is authorised by the Articles of Association to make major decisions on the Company’s operation and to oversee the daily management and operations of the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties by the Board and the senior management. Each of the Board and the Supervisory Committee is independently accountable to the Shareholders’ General Meeting.
China Telecom Corporation Limited Annual Report 2013 65

Corporate Governance Report
Shareholders’ General Meeting
In 2013, the Company convened one Shareholders’ General Meeting, the Annual General Meeting (“AGM”) for the year 2012. The AGM held on 29 May 2013 reviewed and approved numerous resolutions such as the financial statements for the year 2012, Report of the Independent International Auditor, proposal for profit and dividends distribution, authorisation to the Board for the formulation of a budget for 2013, appointment and remuneration of auditors, authorisation to the Board to issue debentures and appointment of a director.
Since the Company’s listing in 2002, at each of the Shareholders’ General Meetings a separate shareholders’ resolution was proposed by the Company in respect of each independent item. The circulars to shareholders also provided details about the resolutions. All votes on resolutions tabled at the Shareholders’ General Meetings of the Company were already conducted by poll and all voting results were published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the
Shareholders’ General Meetings and the communication between Directors and shareholders. The Directors provided detailed and complete answers to the questions raised by shareholders at the Shareholders’ General Meetings. The Board adopted the shareholders communication policy to ensure that the shareholders are provided with comprehensive, equal, understandable and publicised information of the Company on a timely basis and to strengthen the communication between the Company, and the shareholders and investors.
Board of Directors
As at 31 December 2013, the Board comprises 13 Directors with seven Executive Directors, one Non-executive Director and five Independent Non-executive Directors. The Audit Committee, Remuneration Committee and Nomination Committee under the Board all consist solely of Independent Non-executive Directors, which ensure that the committees are able to provide sufficient review and check and balance and make effective judgments to protect the interests of shareholders and the Company as a whole. The number of Independent Non-executive Directors constitutes more
The below sets out the analysis of the composition of the Board as at the date of this report:
14
12
Female 66-76 11-15
Independent
10 Non-Executive
Directors
8
Non-Executive
Director 55-65
6
6-10
Male
4 Executive
Directors
44-54
2
1-5
0
Gender Designation Age Group Duration of service (years)
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than one-third of the members of the Board. Mr. Tse Hau Yin, Aloysius, the Chairman of the Audit Committee, is an internationally renowned financial expert with expertise in accounting and financial management. The term of office for the fourth session of the Board lasts for three years, starting from May 2011 until the day of the Company’s Annual General Meeting in 2014, upon which the fifth session of the Board will be elected.
In August 2013, the Company adopted the Board diversity policy. The Company believes that Board diversity will contribute significantly to the enhancement of the level of performance of the Company. In order to achieve a sustainable and balanced development, the Company views the increasing Board diversity as a key element for supporting its strategic goals and maintaining sustainable development. In determining the composition of the Board, the Company takes into account diversity of the Board from a number of perspectives, including but not limited to gender, age, education background or professional experience, skills, knowledge, duration of service, etc. All appointments made or to be made by the Board are merit-based, and candidates are selected based on objective criteria, giving full consideration to the benefits in terms of Board diversity. Final decisions are based on each candidate’s attributes and the contributions to be made to the Board. The Nomination Committee oversees the implementation of policies, reviews existing policies as and when appropriate, and recommends proposals for revisions for the Board’s approval. Biographical details of existing Directors are set out in the “Directors, Supervisors and Senior Management” section of this Annual Report. The Company believes that the Board currently comprises experts from diversified professions such as telecommunications, finance, economics, law and management, and is diversified in terms of gender, age, duration of service, etc., which contributes to the enhanced management standard and more regulated operation of corporate governance of the Company, and results in a more comprehensive and balanced Board structure and decision-making process.
The Company strictly complies with the Corporate Governance Code under the Listing Rules to rigorously regulate the operating procedures of the Board and its committees, and to ensure that the procedures of Board meetings are in compliance with related rules in terms of organisation, regulations and personnel. The Board responsibly and effectively supervises the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the operational condition, the operating results and cash flows of the Company for such period. In preparing the financial statements for the year ended 31 December 2013, the Directors adopted appropriate accounting policies and made prudent, fair and reasonable judgments and estimates, and prepared the financial statements on a going concern basis.
The Articles of Association of the Company provide that the Board is accountable to the Shareholders’ General Meetings, and its duties mainly include the execution of resolutions, formulation of major operational decisions, financial proposals and policies, formulation of the Company’s basic management system, and the appointment of managers and other senior management personnel of the Company. The Articles of Association also clearly define the respective duties of the Board and the management. The management is responsible for the operation and management of the Company, the implementation of the Board resolutions and the annual operation plans and investment proposals of the Company, formulating the proposal of the Company’s internal administrative organisations and sub-organisations, and performing other duties as authorised by the Articles of Association and the Board. In order to maintain highly efficient operations, as well as flexibility and swiftness in operational decision-making, the Board may delegate its management and administrative powers to the management when necessary, and shall provide clear guidance regarding such delegation so as to avoid seriously impeding or undermining the capabilities of the Board when exercising its powers as a whole.
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All members of the Board/Committees are informed of the meeting schedule for the Board/Committees for the year at the beginning of each year. In addition, all Directors will receive a meeting notification at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board meetings comply with all procedures, related rules and regulations while all Directors can make inquiries to the Company Secretary for details to ensure that they have received sufficient information on various matters set out in the meeting agenda.
The Board meets at least four times a year. Additional Board meetings will be held as necessary. In 2013, the Board played a pivotal role in the Company’s operation, budgeting, decision-making, supervision, internal control, organisational restructuring and corporate governance. The Company convened four Board meetings, four Audit Committee meetings, one Nomination Committee meeting and several board and committee written resolutions were passed in this year.
At the Board meetings, the Board reviewed significant matters including the Company’s annual, interim and quarterly financial statements, annual operational, financial and investment budgets, internal control implementation and assessment report, annual proposal for profit distribution, annual report, interim report and quarterly reports, connected transactions, continuing connected transactions and the annual caps applicable thereto and appointment and remuneration of auditors. All directors performed their fiduciary duties and devoted sufficient time and attention to the affairs of the Company.
The Company determines the Directors’ remuneration with reference to factors such as their respective responsibilities and duties in the Company, as well as their experiences and market conditions at the relevant time.
The Board should develop and review the Company’s policies and practices on corporate governance; review and monitor the training and continuous professional development of directors and senior management; review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; develop, review and monitor the code of conducts for employees; review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report.
Directors’ training and continuous professional development
The Company also arranges induction activities including the duties and continuing obligations of directors, relevant laws and regulations, the operation and business of the Company, so that all newly appointed Directors are provided with updated data on industry development. To ensure that the Directors are familiar with the Company’s latest operations for decision-making, the Company arranges for key financial data and operational data to be provided to the Directors on a monthly basis since 2009. Through regular Board meetings and reports from management, the Directors are able to clearly understand the operations, business strategy and latest development of the Company and the industry. In addition, the Company reminds the Directors of their functions and responsibilities by continuously providing them with information about the latest development of the Listing Rules and other applicable regulations. The Directors also pay regular visits to our provincial branches to exchange ideas and to study so as to achieve a better understanding of the latest business developments and to share their valuable experiences. The Directors actively participate in training and continuous professional development to develop and refresh their knowledge and skills to ensure their contribution to the Company.
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In 2013, the Directors have participated in training and continuous professional development activities and the summary is as follows:
Directors Training categories
Executive Directors
Wang Xiaochu A, B
Yang Jie A, B
Wu Andi A, B
Zhang Jiping A, B
Yang Xiaowei A, B
Sun Kangmin A, B
Ke Ruiwen A, B
Non-Executive Director
Chen Liangxian (resigned on 20 March 2013) B
Xie Liang (appointed on 29 May 2013) A, B
Independent Non-executive Directors
Wu Jichuan A, B
Qin Xiao A, B
Tse Hau Yin, Aloysius A, B
Cha May Lung, Laura A, B
Xu Erming A, B
A: attending relevant seminars and/or conferences and/or forums; delivering speeches at relevant seminars and/or conferences and/or forums
B: reading or writing relevant newspapers, journals and articles relating to general economy, general business, telecommunications, corporate governance or directors’ duties
Compliance with the Model Code for Securities Transactions by Directors and Supervisors
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by the Directors and Supervisors. Based on the written confirmation from the Directors and Supervisors, all of the Company’s Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listed
Issuers in Appendix 10 to the Listing Rules regarding the requirements in conducting securities transactions. The Company has received annual independence confirmations from each of the Independent Non-executive Directors, and considers them to be independent.
Audit Committee
The Audit Committee comprises four Independent Non-executive Directors, Mr. Tse Hau Yin, Aloysius as the chairman and Mr. Wu Jichuan, Dr. Qin Xiao and
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Mr. Xu Erming as the members. The Charter of the Audit Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision of the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management systems as well as the work of the Company’s internal audit department. It is also responsible for the supervision and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee ensures that the management has discharged its duty to establish and maintain an effective internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting and financial reporting function of the Company together with the adequacy of the staff’s training programmes and the related budget. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters. The Audit Committee is responsible to and regularly reports its work to the Board.
In 2013, pursuant to the requirements of the governing laws and regulations of the places of listing and the Charter of the Audit Committee, the Audit Committee fully assumed its responsibilities within the scope of the clear mandate from the Board. The Audit Committee proposed a number of practical and professional recommendations for improvement based on the Company’s actual circumstances in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.
In 2013, the Audit Committee convened four meetings, in which it reviewed important matters related to the Company’s annual, interim and quarterly financial statements, assessment of the qualifications, independence and performance of the external auditors and their appointments, effectiveness of internal control, internal audit and connected transactions. The Audit Committee received quarterly reports in relation to the internal audit and connected transactions and provided guidance to the internal audit department. Additionally, the Audit Committee reviewed the internal control assessment report and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the auditors twice a year.
Remuneration Committee
The Remuneration Committee comprises four Independent Non-executive Directors. Mr. Xu Erming as the chairman and Mr. Wu Jichuan, Dr. Qin Xiao and Mr. Tse Hau Yin, Aloysius as the members. The Charter of the Remuneration Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s Directors and senior management personnel, and to
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establish related procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, giving recommendations to the Board in respect of the overall remuneration policy and structure for the Company’s Directors and senior management personnel and the establishment of a formal and transparent procedure for developing remuneration policy, and determining, with delegated responsibility by the Board, the remuneration packages of individual Executive Directors and senior management including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment). Its responsibilities comply with the requirements of the Corporate Governance Code. The Remuneration Committee is responsible to and regularly reports its work to the Board. No meeting was held by the Remuneration Committee in year 2013.
Nomination Committee
The Company’s Nomination Committee comprises four Independent Non-executive Directors, Mr. Wu Jichuan as the chairman and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the members.
The Charter of the Nomination Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members shall have no significant connection to the Company, and comply with the regulatory requirements related to “independence”. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures for the appointment and succession plans of Directors, and to further optimise the composition of the Board. The principal duties of the Nomination Committee include regularly reviewing the structure, number of members, composition and diversity of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; reviewing the Board Diversity Policy as appropriate to ensure its effectiveness; evaluating the independence of Independent Non-executive Directors; advising the Board on matters regarding the appointment or reappointment of Directors and succession plans for the Directors. The Nomination Committee is accountable to and regularly reports its work to the Board. One meeting was held by the Nomination Committee in 2013, and it performed a review of the structure and operations of the Board and discussed the appointment of the Non-executive Director.
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The Company will identify suitable candidates through multiple channels such as internal recruitment and recruiting from the labour market. The criteria of identifying candidates include, but are not limited to, their gender, age, educational background or professional experience, skills, knowledge and length of service and capability to commit to the affairs of the Company and, in case of Independent Non-executive Director, the candidates should fulfill the independence requirements set out in the Listing Rules from time to time. Upon the Nomination Committee and the Board reviewed and resolved to appoint the appropriate candidate, the relevant proposal will be put forward to the Shareholders’ General Meeting in writing for approval.
Directors shall be elected at the Shareholders’ General Meeting for a term of three years. At the expiry of a Director’s term, the Director may stand for re-election and re-appointment. According to the Articles of Association, before the convening of the Annual General Meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions (such as election of directors) in writing, and the Company shall place such proposed motions on the agenda for such Annual General Meeting if there are matters falling within the functions and powers of shareholders in general meetings. According to the Articles of Association, shareholders can also request for the convening of extraordinary general meeting provided that the shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held and they shall sign one or more written requisitions in the same format and with the same content, requiring the Board to convene an extraordinary general meeting and stating the resolutions of meeting (such as election of directors). The Board shall convene an extraordinary general meeting within two months. The minimum period during which written notice given to the Company of the intention to propose a person for election as a director, and during which written notice to the Company by such person of his willingness to be elected may be given, will be at least seven days. Such period will commence no earlier than the day after the despatch of the notice of the meeting for the purpose of considering such election and shall end no later than seven days prior to the date of such meeting. The ordinary resolution to approve the appointment of Directors shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.
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The number of attendance/meetings of the members of the Board and committees in year 2013

	Board	Audit Committee	Nomination Committee	Annual General Meeting
Executive Directors				
Wang Xiaochu (Chairman)	4/4	N/A	N/A	1/1
Yang Jie	4/4	N/A	N/A	0/1
Wu Andi	4/4	N/A	N/A	1/1
Zhang Jiping	2/4	N/A	N/A	0/1
Yang Xiaowei	3/4	N/A	N/A	1/1
Sun Kangmin	4/4	N/A	N/A	0/1
Ke Ruiwen	2/4	N/A	N/A	1/1
Non-Executive Directors				
Chen Liangxian*	N/A	N/A	N/A	N/A
Xie Liang*	2/2	N/A	N/A	N/A
Independent Non-Executive Directors				
Wu Jichuan	3/4	3/4	1/1	1/1
Qin Xiao	3/4	3/4	N/A	1/1
Tse Hau Yin, Aloysius	4/4	4/4	1/1	1/1
Cha May Lung, Laura	4/4	N/A	1/1	0/1
Xu Erming	4/4	3/4	1/1	1/1

Note: Certain Executive Directors and Independent Non-executive Directors did not attend the Annual General Meeting and some of the meetings of the Board and the Committees due to other business commitments or being overseas.

* *Mr. Chen Liangxian resigned as the Non-executive Director of the Company due to change in work arrangement on 20 March 2013. The appointment of Mr. Xie Liang as the Non-executive Director of the Company was approved at the Annual General Meeting held on 29 May 2013.*

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Supervisory Committee
The Company’s Supervisory Committee comprises six Supervisors, with one External Independent Supervisor and two Employee Representative Supervisors. On 19 August 2013, Mr. Mao Shejun retired as the Employee Representative Supervisor due to his age. On the same date, Mr. Tang Qi has been elected by the employees of the Company democratically as an Employee Representative Supervisor.
The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company’s financials and performance of its Directors, managers and other senior management so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee holds meetings at least once or twice a year.
The number of attendance/meetings of members of the Supervisory Committee in year 2013
Number of Supervisors 6
Number of meetings in 2013 2
Number of
Supervisors Attendance/Meetings
Shao Chunbao (Chairman of the Supervisory Committee) 2/2
Zhu Lihao (Independent Supervisor) 2/2
Mao Shejun (Employee Representative Supervisor, retired on 19 August 2013) 2/2
Tang Qi (Employee Representative Supervisor, appointed on 19 August 2013) N/A
Zhang Jianbin (Employee Representative Supervisor) 2/2
Hu Jing 2/2
Du Zuguo 2/2
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External Auditors
The international and domestic auditors of the Company are Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP, respectively. In order to maintain their independence, the non-audit services provided by the external auditors did not contravene the requirements of the US Sarbanes-Oxley Act of 2002.
A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2013 is as follows:
Service item Fee
(RMB millions)
Audit services 59.8
Non-audit services (mainly include internal control advisory and other advisory services) 1.4
Total 61.2
The Directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the Directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
The statements by the external auditors of the Company, Deloitte Touche Tohmatsu, regarding their reporting responsibilities on the financial statements of the Company is set out in the Independent Auditors’ Report on page 109.
The service term of KPMG and KPMG Huazhen (Special General Partnership), the international and domestic auditors of the Company for 2012, expired at the Annual General Meeting for 2012 (29 May 2013). The appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international and domestic auditors for the financial year 2013 has been approved at the Annual General Meeting for year 2012. The Audit Committee and the Board have resolved to re-appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international and domestic auditors for the financial year 2014, subject to the approval at the 2013 Annual General Meeting.
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Internal Control
Internal Control System
The Board attaches great importance to the construction and perfection of the internal control system, and takes effective approaches to supervise the implementation of related control measures, whilst enhancing operation efficiency and effectiveness, and enhancing corporate governance, risk assessment, risk management and internal control so as to protect shareholders’ investment and ensure the safety of the Company’s assets. In this way, the Company can achieve long-term development goals. The Company’s management is responsible for the construction, optimisation and implementation of the internal control system. The internal control system of the Company is built on clear organisational structure and management duties, an effective delegation and accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance. It covers all services and transactions of the Company. The Company has formulated a code of conduct for the senior management and employees which ensures their ethical value and competency. The Company has formulated its internal reporting system, which encourages anonymous reporting of situations where employees, especially Directors and senior management personnel, breach the rules.
Since the year 2003, based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework (1992), and with the assistance of KPMG Advisory (China) Limited (Beijing office) and other advisory institutions, the Company has formulated manuals, implementation rules and related rules in relation to internal control, and has developed the Policies on Internal Control Management and Internal
Control Accountability Management to ensure the effective implementation of the above systems. Over more than ten years, the Company has continuously revised and improved the manuals and implementation rules in view of the ever changing internal and external operation environment as well as the requirements of business development. In particular, the Company has further strengthened the control over key business processes based on the distinguishing features of mobile services since the commencement of the full services operation. While continuing to improve the internal control related policies, the Company has also been strengthening its IT internal control capabilities, which has improved the efficiency and effectiveness of internal control, enhancing the safety of the Company’s information system so that the integrity, timeliness and reliability of data and information are maintained.
In 2013, the Group further enhanced the construction of its internal control system, made additional efforts in its implementation, and strengthened risk control in key areas. With a focus on supporting the development of emerging services and pursuing ways to promptly address market needs and solve new problems arising in the course of innovations in business, operations and cooperation, the Company made revisions to the internal control manuals during the year. We also established and enhanced our internal control on the three emerging services, namely data traffic, Internet applications and ICT, and regulated the business processes in e-Surfing broadband WIFI management, e-channels management, “Best Pay” service management and IDC business management. Internal control for key businesses and key scopes of risks were strengthened, while the risk control on certain key aspects such as business cooperation, agency management and supplies procurement was reinforced. At the same time, critical control points were further refined and internal control processes were
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optimised to improve the operational efficiency of the Company. We also organised the implementation of a project for setting up an internal support system, which would become the Group’s first efficiently-centralised system under its MSS project, and achieved a unified platform for the provincial branches’ internal control supporting system, the physical centralisation of system hardware and centralisation of the work processes, and further strengthened and regulated the internal control system construction. We supported the establishment and enhancement of the implementation rules for internal control applicable to new business units, organised the review of implementation rules for internal control in respect of new business units, thoroughly organised and reviewed the risk areas in respect of emerging businesses, conducted annual assessment of the internal control of newly-established companies, and supervised the timely rectifications of problems that had been identified, thereby effectively guarding ourselves against operational risks.
Comprehensive Risk Management
The Company views comprehensive risk management as an important task within the Company’s daily operation. Pursuant to regulatory requirements in capital markets of the United States and Hong Kong, the Company has formulated a unique five-step risk management approach based on risk management theory and practice, including risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. The Company has also designed a risk management template, established and refined the centralised risk directories and case studies database of the Company, continued to strengthen the level of risk management informatisation, and solidified a standardised risk management procedure so that risk management terminology is unified across all levels of the Company and the effectiveness of risk management was improved. Following the efforts made over the past years, China Telecom has established a comprehensive risk management system and has gradually perfected its comprehensive risk monitoring and prevention mechanism.
In 2013, pursuant to the requirement of provision C2 of the Corporate Governance Code promulgated by The Stock Exchange of Hong Kong Limited, the Company further incorporated comprehensive risk management into its daily operation. The Company continued to strengthen the level-oriented, category-oriented and centralised risk management, with resources concentrated on the prevention of two types of major potential risks, including the external environment risk and operational risk, and has achieved satisfactory results. In 2013, the Company was not confronted with any major risk event.
After rigorous risk identification, assessment and analysis, the Company has conducted a preliminary assessment of potential major risks to the Company in 2014, such as the external environmental risk and operational risk, and has put forward detailed response plans. Through strict and appropriate risk management procedures, the Company will ensure the impact from the above risks to the Company are limited to and within an expected range.
Annual Internal Control Evaluation
The Company has been continuously improving its internal control system. In order to meet the regulatory requirements of its places of listing, including the United States and Hong Kong, and strengthen its internal control while guarding against operational risk, the Company’s internal audit department is responsible for coordinating the supervision and assessment of internal control.
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The Company has adopted the COSO Internal Control Framework (1992) as the standard for the internal control assessment. With the management’s internal control testing guidelines and the Audit Standard No. 5 that were issued by PCAOB as its directives, the Company’s internal control assessment is composed of the self-assessment conducted by the persons responsible for internal control together with the independent assessment conducted by the internal audit department. In order to evaluate the nature of internal control deficiencies and reach a conclusion as to the effectiveness of the internal control system, the Company adopts the following four major steps of assessment: (1) analyse and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the effectiveness of the execution of internal control, (4) analyse the impact of deficiencies in internal control. At the same time, the Company rectifies any deficiencies found during the assessment. By formulating “Interim Measures for the Internal Control Assessment”, “Manual for the Self-Assessment of Internal Control”, “Manual for the Independent Assessment of Internal Control” and other documents, the Company has ensured the assessment procedures are in compliance with related rules and regulations.
In 2013, the Company’s internal audit department initiated and coordinated the assessment of internal control at the Company level, and reported the results to the Audit Committee and the Board.
Self-assessment of internal control adopts a top-down approach which reinforces assessment in respect of control points at the Company level and control points corresponding to major accounting items. The Company insisted on risk-oriented principles and, on the basis of comprehensive assessment, identified key control areas and control points for major assessment through risk analysis. In 2013, the Company, on the basis of a comprehensive self-evaluation, launched a special self-assessment work organised and led by the operational department and conducted specific self-assessment based on two selected hot issues in relation to risk management which have certain impact on the operation of the Company. Meanwhile, we further enhanced the function of the internal control seminars and emphasised on solving the difficult issues on the cross-departmental and cross-processing internal control. The above measures effectively promoted the participation by various departments and units and ensured the self-assessment work covering 100% of the Company, while timely detected and rectified internal control deficiencies so as to effectively control and eliminate potential risks. The Company also worked towards perfecting the systems and deepening its governance measures, while continuously improving the quality and effectiveness of its internal control self-assessment.
Under the risk-guided independent assessment of the Company’s internal control, we consolidated audit resources, worked around key areas and major business processes and conducted assessments. At the same time, we focused on new services and new units including mobile Internet to select two units upon which we embarked upon our internal control construction. Thorough assessment was conducted to help guard us against risks associated with the
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new business areas. In 2013, in accordance with the Company’s assessment principles and arrangements, all units launched a proactive independent assessment, timely identified potential risks and oversaw the process to rectify the problems. This achieved positive results. Through independent assessment, the Company not only grasped the overall situation of internal control, but also developed key tests for its high-risk processes. In addition, the Company inspected the related units in respect of their rectification of internal control deficiencies and focused on the key issues in order to ensure the depth and quality of assessment.
Furthermore, the Company organised the internal control assessment team and other relevant departments to closely coordinate with the external auditors’ internal control audit related to financial statements. The internal control audit covered the Company and all its subsidiaries as well as the key processes and control points in relation to major accounting items. The external auditors regularly communicated with the management in respect of the audit results.
All levels of the Company have been attaching great importance to rectifying internal control deficiencies. The Company pushes all units to carry out rectification in relation to deficiencies identified through self-assessment, independent assessment and the internal control audit. The Company also highlighted the participation of professional departments whilst exploring the establishment of an internal control mechanism with long-term efficiency. To ensure effective rectification, the Company also strengthened the verification and supervision of the rectification of internal control deficiencies. Pursuant to requests from the Company, all provincial branches launched rectification on any deficiencies identified from the assessment (including the internal control audit) in a positive manner.
Through self-assessments and independent assessments conducted by branches at different levels, the Company carried out multi-layered and full-dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of its internal control and successfully passed the year-end attestation undertaken by the external auditors.
The Board, through the Audit Committee, reviewed the internal control system of the Company and its subsidiaries for the financial year ended 31 December 2013, which covered its controls on financial reporting, operation and compliance, as well as its risk management functions. The Board is of the view that the Company’s internal control system is solid, well-established and effective. The annual review also considers the adequacy of resources relating to the Company’s accounting and financial reporting functions, the sufficiency of the qualifications and experience of staff, together with the adequacy of the staff’s training programmes and the relevant budget.
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Investor Relations and Transparent Information Disclosure Mechanism
The Company establishes an Investor Relations Department which is responsible for providing shareholders and investors with the necessary information, data and services in a timely manner. It also maintains proactive communications with shareholders, investors and other capital market participants so as to allow them to fully understand the operation and development of the Company. The Company’s senior management presents the annual results and interim results in Hong Kong every year. Through various activities such as analyst meetings, press conferences, global investor telephone conferences and investors road shows, the senior management provides the capital markets and the media with important information and responds to key questions which are of prime concerns to the investors. This has helped reinforce the understanding of the Company’s business and the overall development of the telecommunications industry in China. Since 2004, the Company has been holding the Annual General Meetings in Hong Kong to provide convenience and encourage its shareholders, especially public shareholders, to actively participate in the Company’s Annual General Meetings and to promote the direct communication and exchange of ideas between the Board and shareholders.
With an aim of strengthening communications with the capital market and enhancing the transparency of information disclosure, the Company has provided the quarterly disclosure of revenue, operating expenses, EBITDA, net profit figures and other key operational data, and the monthly announcements of the number of access lines in service, mobile subscribers (including 3G subscribers) and wireline broadband subscribers. The Company attaches great importance to maintaining daily communication with shareholders, investors and analysts. In 2013, the Company has participated in a number of investors conferences held by a number of major international investment banks in order to maintain active communication with institutional investors.
2013
China Telecom Corporation Limited
2013 Annual Results Announcement
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In 2013, the Company attended the following investors conferences held by major international investment banks:
Date Name of Conference
January 2013 Deutsche Bank Access China Conference 2013
January 2013 UBS Greater China Conference 2013
March 2013 Credit Suisse Asian Investment Conference 2013
May 2013 Macquarie Greater China Conference 2013
May 2013 CLSA China Forum 2013
May 2013 Morgan Stanley Hong Kong Investor Summit 2013
May 2013 BNP Paribas Asia Pacific TMT Conference 2013
May 2013 Deutsche Bank Access Asia Conference 2013
May 2013 Goldman Sachs Telecom & Internet Corporate Day 2013
June 2013 J.P. Morgan China Summit 2013
June 2013 Societe Generale/Ji Asia London Conference 2013
June 2013 Bank of America Merrill Lynch Global Telecom & Media Conference 2013
June 2013 CIMB 11th Annual Asia Pacific Leaders’ Conference
June 2013 Nomura Asia Equity Forum 2013
July 2013 Macquarie Non-Deal Roadshow (Australia) 2013
September 2013 CICC 1st London Conference
September 2013 CLSA Hong Kong Investors’ Forum 2013
September 2013 UOB Kay Hian Non-Deal Roadshow (Taiwan) 2013
October 2013 Macquarie China Corporate Day 2013 & Non-Deal Roadshow (Europe)
November 2013 Credit Suisse China Investment Conference 2013
November 2013 Goldman Sachs Greater China Summit 2013
November 2013 Bank of America Merrill Lynch China Conference 2013
November 2013 Citi Greater China Investor Conference 2013
November 2013 Morgan Stanley Asia Pacific Summit 2013
November 2013 HSBC Asia Investor Forum 2013 & Non-Deal Roadshow (US)
November 2013 J.P. Morgan Global TMT Conference 2013
November 2013 Daiwa Investment Conference Hong Kong 2013
December 2013 CICC Investment Forum 2013
December 2013 Barclays Asia TMT Conference 2013
December 2013 Societe Generale/Ji Asia Pan Asian Conference 2013
December 2013 BOCI Mobile Internet Outlook 2014 Corporate Day
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Corporate Governance Report
The Company’s investor relations website (www.chinatelecom-h.com) not only serves as an important channel for the Company to disseminate press releases and corporate information to investors and the capital market, but also plays a significant role in the Company’s valuation and our compliance with regulatory requirements for information disclosure. The Company’s website is equipped with a number of useful functions including interactive stock quote, interactive KPI, interactive FAQs, auto email alerts to investors, downloading to excel, RSS Feeds, self-selected items in investors briefcase, html version annual report, financial highlights, investor toolbar, website information which other users are also interested in, etc. In 2013, the Company has revamped the website using a leading technology, HTML 5 and a number of new functions and contents were added to further enhance the functions of the website and the level of transparency of the Company’s information disclosure, so as to meet the international best practices. In addition, a mobile version of the Company’s website was also offered, which allows the investors, shareholders, media and the general public to easily and promptly browse the updated information on the Company’s website through mobile devices at any time and any place. The Company’s website was accredited a number of awards in IR Global Rankings, W3, iNova, Euromoney, indicating that the Company’s website is highly recognised by professionals. The Company also actively seeks recommendations on how to improve the Company’s annual report from shareholders through survey, and in accordance with its shareholders’ recommendations prepared and distributed the annual report in a more environmentally friendly and cost-saving manner. The shareholders can ascertain their choice of receiving the annual reports and communications by electronic means, or receiving English version only, Chinese version only or both English and Chinese versions.
The Company has always maintained a good information disclosure mechanism. While keeping highly transparent communications with media, analysts and investors, we attach great importance to the handling of inside information. In general, the authorised speaker only makes clarification and explanation on the data available on the market, and avoid providing or divulging any unpublished inside information either by an individual or by a team. Before conducting any external interview, if the authorised speaker has any doubt about the data to be disclosed, he/she would seek verification from the relevant person or the person-in-charge of the relevant department, so as to determine if such data is accurate. In addition, discussions on the Company’s key financial data or other financial indicators are avoided during the black-out period.
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Shareholder Rights
According to the Articles of Association, shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:
Two or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more written requisitions in the same format and with the same content, stating the proposed matters to be discussed at the meeting, and requiring the Board to convene a shareholders’ extraordinary general meeting or a class meeting thereof. If the board of directors fails to issue a notice of such a meeting within 30 days from the date of receipt of the requisitions, the shareholders who make the requisitions may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders’ meetings are convened by the board of directors) within four months from the date of receipt of the requisitions by the board of directors.
When the Company convenes an annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such Annual General Meeting if they are matters falling within the functions and powers of shareholders in general meetings.
Process of forwarding shareholders’ enquiries to the Board:
Shareholders may at any time send their enquiries and concerns to the Board in writing through the Company Secretary and the Investor Relations Department. The contact details of the Company Secretary are as follows:
The Company Secretary
China Telecom Corporation Limited 38th Floor, Dah Sing Financial Center 108 Gloucester Road, Wanchai Hong Kong Email: ir@chinatelecom-h.com
Tel No.: (852) 2877 9777
Fax No.: (852) 2877 0988
A dedicated “Investor” section is available on the Company’s website (www.chinatelecom-h.com). There is a FAQ function in the “Investor” section designated to enable timely, effective and interactive communication between the Company, shareholders and investors. Company Secretary and the Investor Relations Department of the Company handle both telephone and written enquiries from shareholders of the Company from time to time. Shareholders’ enquiries and concerns will be forwarded to the Board and/or the relevant Board Committees of the Company, where appropriate, to answer the shareholders’ questions. Information on the Company’s website is updated regularly.
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Corporate Governance Report
Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies
The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange (“NYSE”). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all the corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the Corporate Governance Practices followed by the Company and the listing standards followed by NYSE-listed U.S. companies.
Pursuant to the requirements of the NYSE Listed Company Manual, the board of directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of independent directors. As a listed company on The Stock Exchange of Hong Kong Limited, the Company needs to comply with the Listing Rules. These rules require that at least one-third of the board of directors of a listed company in Hong Kong be independent non-executive directors. The Board of the Company currently comprises 13 Directors, of which 5 are Independent Directors, making the number of Independent Directors exceed one-third of the total number of Directors on the Board, in compliance with the requirements of the Corporate Governance Code of the Listing Rules. These Independent Directors also satisfy the requirements on “independence” under the Listing Rules. However, the related standard set out in the Listing Rules is different from the requirements in Section 303A.02 of the NYSE Listed Company Manual.
Pursuant to the requirements of the NYSE Listed Company Manual, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has implemented the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the financial year ended 31 December 2013.
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Continuous Evolution of Corporate Governance
The Company continuously analyses the corporate governance development of international advanced enterprises and the investors’ desires, constantly examines and strengthens the corporate governance measures and practice, and improves the current practices at the appropriate time; we strongly believe that by adhering to good corporate governance principles, and improving the transparency, independence and the establishment of the effective accountability system, we can ensure the long-term stable development of the Company and to seek sustainable returns for the shareholders and investors.
China Telecom Corporation Limited Annual Report 2013 85
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Two
STRATEGIC INITIATIVES
Market - Orientation
& Differentiation

Market Oriented Mechanism
to Enhance Vitality
Differentiation
to Strengthen
Competitiveness

Human Resources Development Report
In 2013, in accordance with the overall strategy of “De-telecom”, “Market-orientation and Differentiation” and “Three New Roles”, we firmly adhered to the principle of “supporting development and serving our employees”, and grasped the overall idea of laying down a strong foundation of team building and constructing a mechanism for promoting further development.
Leveraging on the human resources planning, the Company further enhanced its building of teams of management, professional technicians and innovative talents and increased its efforts in mechanism innovation for human resources management, which have pragmatically protected the rights of its employees and effectively supported its business development.
Firstly, the Company built a value-based human resource planning system. Modelled on the supply value chain concept, a value model of China Telecom human resources was built to include key performance indicators for enhancing the value of its human resources management, and to establish strategic, operating and supporting systems for human resources management. As such, the Company has formulated the key performance indicators, major tasks and key measures in relation to human resources management from 2013 to 2016, which have effectively improved the vision and rationality of the human resources management of the Company.
Secondly, the Company improved the management of our executives and strengthened our senior management team building. The Company initiated a consolidated performance assessment for management in a move to enhance the appraisal system. The enhanced appraisal system further strengthened the use of the evaluation results in the selection, appointment and training of management personnel. We also sped up outstanding young leaders’ promotion and improved the selection and appointment process by promoting a total of 33 employees to leadership positions in a higher rank through the elections and open recruitment organised by the Company during the year, which further optimised the age mix of our management team. In addition, the Company proactively promoted a job exchange program among executives to enhance their leadership skills and all-round capabilities through a multi-job training. In 2013, 20 executives participated in the program.
Thirdly, the Company strengthened its efforts in building a team with innovative talents. To foster the building of a team with innovative talents, the Company created an incubation centre and introduced a creative management and operating system with a market-oriented approach, so as to create an incubation environment for new business development teams and an incubation system that would clear the way for their corporatisation. Over the last two years,
Three New Roles
Leader of Intelligent Pipeline
Provider of Integrated Platforms
Participant of Content & Application Development
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Human Resources Development Report
the Company has separately selected 68 innovative projects in four batches for further development at the incubation centre. Under the promotion of this “professional incubation + entrepreneurial guidance + angel investment” incubation model, the Company has currently realised the corporatisation of 18 innovative projects, with the number of employees in the new business development teams reaching 276.
Fourthly, the Company promoted innovative human resources management to support our services development. We increased our efforts in developing pilot schemes for the transformation of our human resources management. Through the pilot schemes, the Company enhanced the efficiency of its human resources management through optimising the employee structure, controlling the total number of employees and creating a differentiated remuneration distribution mechanism. For the development of its emerging services, the Company has set up a program for gathering and nurturing talents for its emerging services while actively exploring the human resources management practices for the mobile Internet services.
The management expressed greetings to employees
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Lastly, the Company actively implemented the new Labour Contract Law of the People’s Republic of China which regulated the use of labour force by enterprises. The Company carried out a comprehensive research on the new Labour Contract Law of the People’s Republic of China, set up guidelines for its service operation model, proposed structural adjustment to its personnel, put forward the principle of “equality of remuneration and work” and the standardisation of outsourcing arrangements. Based on the new Labour Contract Law of the People’s Republic of China, the Company proactively implemented the principle of “equality of remuneration and work” with self-regulation, which effectively limited the risks of the use of labour force by the Company.
Information of Employees
As at the end of 2013, the Group had 306,545 employees. The numbers of employees working under each classification and their respective proportions were as follows:
Number of employees
Percentage
Management, Finance and Administration 49,113 16.0%
Sales and Marketing 157,915 51.5%
Operations and Maintenance 97,264 31.7%
Research and Development 2,253 0.8%
Total 306,545 100%
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Human Resources Development Report
Corporate-Employee Relationship
Communication between Management and Employees
The Company established a feedback system to systematically understand and know the employees’ views as well as promoted a close-end management system to handle the requests and concerns of the employees. In 2013, the Company’s management and labour union leaders made over 60 visits to over 200 employees, including those who were in difficulty as well as the outstanding employees. To understand the views of the employees, the Company also introduced a third party survey involving over 7,000 employees in eight provincial branches to investigate their stress conditions as well as the sources and impacts of their work stress and the channels for relieving such stress. We have also timely understood and grasped the issues expressed by the employees, and actively reflected the demands of the employees by making proposals and recommendations to the Company.
Roles and Duties of Labour Unions
Our labour unions persisted in the principle of “serving both corporate development and the employees’ growth”.
We established an honours system for the employees. Based on the unified standard that adopted different layers and classifications and frontline-orientated incentive development principles, the Company researched and developed the “China Telecom Employees’ Honours System” which established a multi-level, comprehensive, guidance-oriented and sustainable honours system and brought about deepened incentives for the employees. The honours system, together with the position and remuneration system, formed a differentiated incentive mechanism.
We created a platform for the on-the-job innovation activities of employees. Based on a low entry barrier, wide coverage, easy to replicate and long-term incentive approach, the Company actively created a platform for the enhancement of the employees’ job innovation and capability, which further promoted the on-the-job innovation activities of the employees.
We created an ambience of innovation. The Company introduced an exemplary promotion convention in 2013 to award excellent quality and spirits. In 2013, two employees were awarded the “National May 1st Labour Award” while five received the “National May 1st Labour Medal”; 12 units were awarded the “National Pioneer Workers”; 14 units were awarded the “State-owned Pioneer Groups”, with 25 workers being awarded the “Outstanding Workers”; 50 units were awarded the “Enterprise Pioneer Groups”, with 97 workers being awarded as “Outstanding Workers”; nine employees were named as “Technical Master of China’s State-owned Enterprises” while 24 were named as “Technical Master of Enterprise”. To promote exemplary pioneer workers on a regular basis, the Company increased the intensity in the promotion of more than 80 frontline outstanding employees and over 10 teams. The Company actively created an ambience of advocating, learning, competing and caring for these pioneers in order to incentivise its employees to continue to pursue excellence.
The Company also offered guidance to the labour dispatch entities and labour outsourcing entities for them to establish labour unions and their employees to join the unions, in order to motivate employees’ passion to participate in and support corporate development. As such, the union enrollment rate of the employees has reached 97%. The Company actively developed activities to build home for the employees and 14 provincial labour unions were named as the “Home for National Outstanding Workers”.
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Coordination and Communication between the Company and the Labour Unions
Over 700,000 counts of employees participated in three new business development competitions, which included network enhancement labour competition to improve network quality, a four-stage technical skills competition and the network security competition organised by the Ministry of Industry and Information Technology. The Company has also organised an on-the-job innovation training program for frontline employees, setting up a learning and exchange mechanism and promoting multi-level innovative workshops. To date, there were over 60 innovative workshops that aimed to speed up knowledge sharing and to transfer excellent experience and techniques. A win-win situation was attained for both the Company and the employees by enhancing the employees’ technical skills, business skills, practical experience and their passion for innovation.
Caring for Employees
We deepened the implementation of the “Four-Smalls” initiative. The Company included the operating cost of the “Four-Smalls” initiative into its budget management to enhance its operating efficiency. The area of coverage of the “Four-Smalls” initiative was extended to different frontline operating units such as sales outlets, “10000” call service, and the installation and maintenance teams such that 80% of the frontline units implemented “Four-Smalls” initiative and employees of these units managed to benefit from such initiative. In addition, more were added to the “Four-Smalls” initiative to target different employees in different zones and different situations so that their actual difficulties and problems can be tackled immediately. The Company also adopted several measures to alleviate the stress of its employees.
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Human Resources Development Report
We established a regular mechanism for employee visits. During the New Year and Lunar New Year holidays, the Company’s entire management team visited frontline units in 17 provinces (districts and prefecture-level cities) to show their care for the employees. The management of the Company, labour union leaders and staff often found time to visit employees who were in difficulty as well as the outstanding employees when they were in their regions.
We cared for our employees in the affected regions and regions with severe conditions. The Company raised over RMB22 million for employees who were affected by the Ya’an Earthquake. In addition, a special relief fund of RMB1 million was allocated to the labour union in Sichuan province to assist the employees in the affected regions. RMB1.7 million was allocated to the affected employees in Gansu province as allowances for their families. The Company also allocated RMB12.1 million to frontline employees at 16 provincial branches as the “Cool Summer” subsidy. The Company also organised six sessions of study and field trip activities that promoted “Hand and hearts filling the love of China Telecom” for the employees that provided continued services during Ya’an Earthquake and an exchange program among the excellent employees working in areas with severe conditions. 186 outstanding employees participated in the activities.
We conducted activities to boost morale and team work. China Telecom organised a balloon volleyball tournament for its employees. China Telecom also took the trophy of the balloon volleyball competition organised by the China Telecommunications Sports Association. An internal photo competition organised by the Company attracted over 3,000 submissions which enriched the Company’s mobile photos archive. A national photography exhibition co-organised by the Company, the Popular Photography Magazine and the terminal company attracted over 60,000 entries, which successfully raised the branding of our “e-Surfing” service. Provincial labour unions organised over 50 arts and sports activities that not just enriched the employees’ cultural life, but also raised their morale and team spirits.
Strengthening Human Capital
Focusing on our strategic development priorities, the Company continued to strengthen the development of talent teams, and actively promoted the capabilities improvement of our operation managers, professionals and technical personnel.
Developing Leadership Skills
In 2013, we organised and launched four phases of leadership training sessions for the management from the headquarter and provincial branches, two phases of leadership training sessions for prefecture-level management and a training session for the newly appointed management executives, with a total of 502 counts of managers attending the training sessions. The Company also actively sent management personnel to attend various trainings for high-level talents. In 2013, a total of five general managers from the provincial branches attended the leadership training organised by the China Executive Leadership Academy, Yan’an, and China Business Executives Academy, Dalian, while 10 deputy executives from the headquarter attended the
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elective sessions for senior management. To fully utilise the functions of China Telecom College, the Company provided training for the new executives with emphasis on leadership training. To leverage on the strength of the online university, the Company set up special learning zones for managers to learn about the new technologies and new businesses. The Company also actively explored the training model for the reserved management, initiating a pilot scheme known as “entrepreneurial training camp” which was used as a basis to stimulate new thoughts among the reserved management team.
Cultivating Professional Talents
To fully utilise the professional talents based on the Company’s corporate focus, the Company has developed an annual work plan for each group of professionals in order to nurture their talents. In 2013, the Company organised 11 training sessions for Rank B talents under seven categories, including sales and marketing, IP, IT, wireless and mobility, core network, optical transmission and access as well as platform, with a total of 699 counts of senior professionals attending the training and a coverage ratio of over 95%. During the period, the Company examined 385 Rank A and Rank B talents specialised in IP, IT/ICT and sales and marketing, of which 110 were awarded with distinction.
Enhancing Employees’ Skills
The Company actively commenced frontline employees’ skills training and skills certification. In 2013, in order to support the overall strategy of “De-telecom”, “Market-orientation and Differentiation” and “Three New Roles” the Company focused on the key business development areas and held 187 training sessions covering various areas, including marketing, products, sales services, corporate informatisation, maintenance and service support, network development and construction and integrated management, with 13,000 attendees in total, up 6.2% from 2012. The Company also organised and conducted skills certification for nine types of skills such as channel management, corporate informatisation, and customer service. A total of 82,000 counts of employees participated in the certification examinations. In line with the Group’s efforts to sub-divide performance evaluation units, the Company emphasised on the training provided for channel managers, secretaries of rural bureaus and self-managed TOP shop managers. In relation to our key businesses, the Company initiated trainings with an emphasis on relationship marketing of informatisation application in the industry and trainings to enhance supporting capabilities of key informatisation application. In addition, the Company also focused on the frontline employees and organised frontline training, as well as training on the mobile operating system and other professional training activities focusing on particular models. These training sessions fully enhanced the business techniques of frontline employees.
Looking forward, the Company is keen to build a team of talents and further enlarge the talent reserves for emerging services. In 2013, the Company recruited approximately 6,400 fresh graduates, 71.6% of which were majored in communications, computer engineering, sales and marketing and information operations management, up 11 percentage points from 2012. The Company continued to recruit top graduates for the available positions, with over 1,000 top graduates being selected in 2013, and a total of approximately 3,400 top graduates being trained in the past three years.
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Human Resources Development Report
Remuneration and Performance Management
The remuneration of the Company’s employees comprises base salary and performance based salary, and takes into account both short and medium-to-long term incentives. In 2013, the Company implemented the “Position and Remuneration System of Full Services Operation”, instructing each business unit to gradually implement the system based on trial-run results. Furthermore, the Company persisted in determining the distribution of employees’ remuneration based on their value and contribution while tilting towards the core frontline employees. At the same time, to facilitate the introduction of sub-dividing the performance evaluation units, the Company introduced innovative distribution mechanisms to motivate and incentivise its employees. Through measures such as market mechanism, shop owner responsibility system and tender underwriting, the Company managed to delegate responsibilities, allocate key resources and run independently with consistent rights and responsibilities. These measures unified the interests of promoting corporate development and the individual interests of employees. By directly linking up the employees’ salary level with their performance evaluation results, the Company encouraged its employees to be more productive so that they could fully realise their individual value and achieve a higher remuneration level while working for the company.
To continuously improve the model for classification and allocation of labour costs, the Company adopted a flexible budget control policy for provincial branches which proportionately matches income with labour cost such that more allocations were made to units with a higher level of revenues and vice versa. The Company continued to enhance the correlation between revenue and labour costs in terms of labour cost allocation and raise the allocation ratio in accordance with profit-linked efficiency. Furthermore, the Company continued to apply reduction rules to the labour costs incurred by the provincial branches that failed to meet the profit budget amounts, which ensured that the labour cost allocation
Continuously enhancing the technical skills of employees through organising a series of competition
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mechanism fitted well into business development of the Company. The Company also applied value deposition and development cycle to manage its direct subsidiaries and professional companies and implemented a differentiated model for classification and allocation of labour costs.
At present, China Telecom has established a relatively comprehensive employees’ performance evaluation system. Branches of all levels have established employees’ performance evaluation teams which are led by the respective general manager of the relevant branch. The teams have formulated evaluation methods for deputies, functional departments, subordinated units and general employees. In 2013, the Company managed to further improve its employee evaluation and incentive mechanism and related supervision system to secure the fairness and reliability of the performance evaluation results. At the same time, it has further optimised and improved the performance evaluation system to appraise the performance of business units, deputies, middle-level management and employees at different levels, enhancing the specific focus and relevance of the entire performance evaluation process.
Guaranteeing Employee Welfare
The Company strictly abides by the laws and regulations such as the “Labour Law of the People’s Republic of China” and the “Labour Contract Law of the People’s Republic of China” to regulate its employment practices. The Company offers equality of remuneration and work, implements special regulations to protect female employees’ rights and interests, and there were no gender discrimination policies or regulation, and there had been no circumstance whereby child labour or forced labour was employed.
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Corporate Social Responsibility Report
By adhering to the core philosophy of “comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together”, China Telecom persevered in the fulfillment of its responsibilities to stakeholders, further promoted enterprise transformation and continued to enhance its comprehensive corporate value. In 2013, China Telecom was ranked 14th in “Fortune China CSR Ranking 2013” by Fortune China magazine, which jumped from its previous ranking of the 39th. China Telecom was also first accredited as one of the “Top 25 Most Responsible Companies”.
Model of Corporate Social Responsibility
Backbone of the Nation Shouldering Heavy Responsibilities
Further Enhancing Corporate Value
Corporate Responsibilities
Responsibilities towards Shareholders
Actively Offering Returns to the Society
Responsibilities Social Welfare
Responsible Transformation and Harmonious Development
Responsibilities Management
Environmental Responsibilities
Sustainable Development
Being a Green Integrated Information Services Provider
Responsibilities towards Employees
Responsibilities towards Customers
Growing with the Company
Enjoying A New Information Life
The Road of Responsibilities
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Corporate Social Responsibility Report
I. Operating with integrity and in compliance with the laws
The Company persists in operation complying with the laws and integrity, through complying with relevant laws and regulations, industry regulations and business ethics. We have established an all-rounded and seamless compliance system featuring legal education, strengthening internal control, audit supervision, anti-corruption and comprehensive risk management. We have created a lasting, effective and standard communication mechanism in order to regulate the disclosure of corporate information. We have taken the initiative in receiving government regulation and social supervision. In 2013, we continued to strengthen system construction, supervision and inspection, and made timely rectification when problems were discovered.
II. Fulfilling our essential responsibilities as a telecom operator
China Telecom regards the construction of complete and comprehensive basic networks, developing universal telecommunications services, guaranteeing emergency communications, maintaining information health, promoting indigenous innovation and facilitating industrial development as our inherent responsibilities.
Implementing the e-Surfing 3G network coverage in rural areas
Extensive areas of the rural territory in China have been covered by the 3G network of China Telecom. In 2013, the Company continued to improve the mobile networks in rural areas as well as the road network. As at the end of 2013, the 3G network covered 35,400 rural towns, enabling more residents in rural areas to use information services via the 3G network.
Promoting the “Broadband China Fibre Cities” project
As a key player for constructing China’s broadband network, during the three consecutive years since 2011, China Telecom further accelerated the construction of broadband infrastructure by promoting the FTTH construction in urban areas and applying customised techniques in broadband network construction in rural areas to speed up the installation of broadband lines in administrative villages.
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As at the end of 2013, the coverage of China Telecom FTTH reached approximately 84 million households. The number of FTTH subscribers was close to 27 million. The number of wireline broadband subscribers was over 100 million. Over 290,000 administrative villages in 21 provinces in Southern China installed broadband lines. 80% of China Telecom wireline broadband subscribers used bandwidth products with 4Mbps or above.
Progressing the “Village-to-Village” projects
China Telecom continued the implementation of the “Village-to-Village” projects to speed up the construction of service outlets in rural areas and raise the standard of informatisation for township governments, agricultural enterprises and individual farmers and bridge the digital divide between cities and the countryside. In 2013, the installation of broadband lines in over 6,800 administrative villages and over 1,600 natural villages was completed.
Securing emergency communications
China Telecom is dedicated to securing smooth national communications. In 2013, there were a number of natural disasters in China, such as the Ya’an earthquake, typhoons and floods. The Company quickly responded and took initiatives to restore communication services in the affected areas. Throughout the year, a total of 118,600 counts of relief workers, 27,500 counts of rescue vehicles and 1,300 counts of emergency communications equipment were deployed for this purpose. A total of 4.2 billion free SMS messages were sent. The Company successfully accomplished the communications support tasks of important events such as the Chinese National Games, Asian Youth Games, China-Eurasia Expo and China’s Antarctic expedition.
Mr. Wang Xiaochu, Chairman of the Company, led the disaster relief works against the earthquake
The relief team of China Telecom carried equipment and tools for emergency relief works
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III. Fulfilling our responsibilities towards our customers
Adhering to our operation philosophy of “pursuing the mutual growth of corporate value and customer value”, and the service philosophy of “Customer First, Service Foremost”, China Telecom strives to protect the interests of customers according to the law. The Company also strives to understand our customer needs and provide suitable, easy-to-use and value-for-money products for all our customers, including individuals, households, corporations, government or social undertakings. With customer perception as a starting point, the Company continues to perfect our service and enhance its service quality, so as to enable our customers to fully enjoy a new informatisation lifestyle.
Implementing the campaign to tackle common service issues
In 2013, in association with the mass line education and implementation campaign, along with the correction of unwholesome tendencies in the industry required by the Ministry of Industry and Information Technology, China Telecom rectified a number of common service issues, enhancing service management and improving the long-term mechanism against these issues.
In response to customer complaints about the business practice of some of the subsidiaries of the Company such as involuntary service suspensions, compulsory bundled services and forced subscription, China Telecom carried out a series of measures to enhance its control and management. By increasing our efforts in centralising and marketing packages, the Company tackled the issues from the source. We also overhauled the provisions in our promotion package plans or other additional plans, the security settings of the related marketing systems and the access control systems, and rectified issues immediately after they were discovered. The Company regulated the marketing of value-added services, prohibited forced subscription, strictly applied the re-confirmation for services, and imposed strict and severe punishment on violators. In addition, the Company required the sales outlets to ensure the sales of single product, and banned the practice of product bundling.
In response to customer complaints about the major problems in the installation and maintenance of broadband lines, China Telecom implemented a series of measures to regulate the provision of these services. The Company enhanced the management of installation and maintenance services to ensure timely delivery of such services. With a better allocation of resources, the Company managed to improve the booking system, and bring in more efficient service providers to better support and improve the work flow. The standardisation of the installation and maintenance service providers was implemented to improve the quality of their services. Metrics related to customer perception of the quality of the installation and maintenance services were improved to better evaluate service quality and to align the performance of the installation and maintenance service providers with customer perception.
In the 2013 customer satisfaction assessment organised by the Ministry of Industry and Information Technology, the broadband and 3G Internet services provided by China Telecom were recognised as having maintained a leading position in the industry. Our internet service was awarded the “Best New Media Service” for the year by China Business News. Our Weibo customer service was shortlisted for the “Top Ten Weibo Operations” by the State-owned Assets Supervision and Administration Commission of the State Council. China Telecom was named among the “Top Ten Units of Customer Service” in the Sixth Congress for the Assessment of After-sales Services in the country organised by the China General Chamber of Commerce and the China Foundation of Consumer Protection.
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Promoting informatisation in primary and secondary schools
In 2013, our operations at all levels took the initiative to contact primary and secondary schools in respective regions and provided a range of solutions for schools in various areas, including the construction of informatisation infrastructure at primary and secondary schools, informatisation of education management, provision of digital education resources services, construction of and training for the professional team for the informatisation of education, launch of pilot testing programmes for the informatisation of education and the research and development of information technology and the promotion of the use of IT solutions and applications.
During the year, the Company installed a total of 27,000 new broadband lines and upgraded 36,000 existing ones at primary and secondary schools to further promote the “school-to-school” broadband connection. To fulfill the schools’ needs to share quality education resources among different classes, the Company introduced the use of the “class-to-class” application. In addition, the Company worked together with the education departments to promote the “people-to-people” internet learning space and implement the construction and operation of the cloud computing platform for digital education resources. The Company also worked together with the education departments to launch an informatisation training programme for teachers and professional teams to improve the IT skills of people working in elementary education units. One of the major campaigns “10,000 roadshows for campus informatisation” served more than 100,000 teachers in the region. The Company also supported the education departments in their pilot testing programmes for informatisation of education and helped to complete the construction of more than 4,300 “smart campuses”.
IV. Fulfilling our responsibility towards our employees
We consider our employees to be our most valuable resource. The Company adheres to the principle of respecting people and cherishing every employee. We value various types of professional and technical staff and seek to align the development of the Company with the staff. In accordance with relevant state laws and regulations, we safeguard the interests of our employees and focus on the establishment of harmonious labour relations. We support labour unions in carrying out their functions and encourage our employees to participate in management and protect their rights to be the master of their own affairs.
In 2013, we continued to carry out production safety publicity and provide education and training to implement our production safety accountability system and safety management system. We continued to improve the working and living conditions of our frontline employees by expanding the coverage of the “Four Smalls” initiative, namely, small canteens, small bathrooms, small washrooms and small activity rooms at the workplace, which will be extended to other frontline units such as the sales outlets, “10000” call service and the installation and maintenance service providers. The Company persisted in determining employees’ remuneration based on their value and contribution and continued to tilt in favour of frontline employees, which resulted in the steady increase of their income.
In 2013, we increased our efforts in staff training to fulfil the strong development needs arising from our business expansion, with the number of attendees for professional training increased by 6.2% from 2012. The Company provided more support for the training of frontline employees and launched the campaign
102 China Telecom Corporation Limited Annual Report 2013

Corporate Social Responsibility Report
to deliver training to frontline employees, with a focus on training the frontline employees in marketing units, especially managers in our county offices, in order to enhance their management skills. The Company trained and accredited employees responsible for frontline marketing and services, installation and maintenance as a total of 82,000 counts of employees went through the accreditation process. The Company organised a number of skills competitions and set up multilevel innovative workshops to establish an on-the-job innovation platform to encourage our employees to improve their innovative and technical skills. Employees were also encouraged to share their knowledge, experience and skills, and help each other to improve their technical skills and practical experience. Caring for the spiritual well-being of our employees, the Company established the “China Telecom Employees’ Honours System”, a system that contained different classes of honours with extensive coverage. Being both guidance-driven and sustainable, the system aimed to increase the employees’ own values and encourage them to continue to pursue excellence.
China Telecom continued to provide the best support for our employees who were in difficulty. The Company set up a permanent mechanism to offer comfort to its employees, with a support mechanism to help all employees who might be from different regions and in different situations to solve their practical difficulties and problems. In 2013, the Company launched a campaign to raise over RMB22 million for employees in Ya’an, Sichuan, who were affected by the earthquake.
V. Fulfilling our responsibility towards the environment
China Telecom has established the concept of “Low-Carbon Telecommunications and Environmentally Friendly Development” and is committed to being an “Environmentally Friendly Integrated Information Service Provider” by further promoting energy saving and emission reduction in the areas of procurement, construction and operations.
In 2013, we accelerated the promotion of an energy consumption monitoring system. With the sub-division of performance evaluation units, the Company examined energy usage in greater detail and applied norm management to improve the precision management of energy saving and emission reduction. We steadily promoted operations under an increased temperature in our facilities, raising 55% of our mobile network base stations to 28 or 30 degrees Celsius and thereby saving more than 100 million units of electricity for the year. We continued to upgrade the technology to reduce energy consumption in our infrastructure. During the year, we built around 4,000 intelligent ventilation units, and completed the construction of approximately 6,000 sets of e-green power switches and approximately 1,500 intelligent heat transfer devices. Energy saving technology was used in 41% of our facilities, 9 percentage points higher than 2012 with around 150 million units of electricity being saved for the year. The Company comprehensively promoted a more energy-saving and reliable 240V DC power supply system, with more than 400 units put in use in 2013. Energy consumption in our telecommunications networks was effectively controlled during the year.
China Telecom Corporation Limited Annual Report 2013 103

Corporate Social Responsibility Report
In addition to the promotion of environmentally friendly operations, the Company continued to develop and promote the environmentally friendly information products to help our customers’ energy saving and emission reduction, as well as our environmentally friendly development.
Furthermore, to avoid redundant construction and improve the efficiency of telecommunications infrastructure, the Company cooperated with its parent company and various telecommunications operators to jointly construct and share the Internet infrastructure. It also helped to protect the natural environment and landscape, and reduced the use of land, energy and raw materials.
Implementing Energy Performance Contracting
Energy Performance Contracting, or EPC, is a new market mechanism for energy saving operations, whereby the fees saved by lower usage of energy are used to pay all the costs of the energy saving project.
In 2013, the Company achieved a new breakthrough in upgrading the technology to save energy by utilising EPC, while effectively supporting the upgrade of its infrastructure and network equipment. As at the end of 2013, 19 provincial branches of China Telecom deployed external funds of approximately RMB170 million for 382 EPC projects, saving approximately 77 million units of electricity for the year.
VI. Contributing to Community Well-being
China Telecom was consciously involved in social welfare undertakings. Through various forms of public service activities, we supported the development of science and technology, education, culture, sports and health undertakings, cared for vulnerable groups in society and helped those in distress and poverty. We advocated and encouraged our employees to foster the volunteering spirit and participate in various forms of voluntary service activities. In 2013, we continued to assist our parent company with promoting poverty alleviation and assistance in Tibet. We participated in a variety of assistance programmes in Bianba County, Tibet, and in Yanyuan County and Muli County, Liangshan Yi Autonomous Prefecture, Sichuan.
104 China Telecom Corporation Limited Annual Report 2013

Corporate Social Responsibility Report
The Company assisted with projects in relation to infrastructure construction, informatisation, education and training, agriculture, health and science and technology. Together with the Ministry of Education, the Company jointly launched a campaign known as “e-Surfing School Care for the Unattended Children” together with mainstream media to raise public awareness of unattended children, covering two million unattended children scattered in 4,000 schools in eight mid-western provinces.
In 2014, China Telecom will proactively take the initiative to develop a coordinated approach to fulfil its responsibility towards its stakeholders. As an integrated information service provider, we will help to improve the livelihood of the people, implementing industrialisation, informatisation, urbanisation and agricultural modernisation. We will assist with restructuring and developing the national economy, while using our best efforts to create value in our business for stakeholders. We will also strive to make new contributions to the sustainable development of our economy and society.
China Telecom successfully commenced the e-Surfing 3G services in the Antarctic
China Telecom Corporation Limited Annual Report 2013 105

An innovative, responsible and vibrant enterprise
PROMISING PROSPECT

FINANCIAL
STATEMENTS

Independent Auditor’s Report
Deloitte.
TO THE SHAREHOLDERS OF CHINA TELECOM CORPORATION LIMITED
(Incorporated in The People’s Republic of China with limited liability)
We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 110 to 185, which comprise the consolidated and company statements of financial position as at 31 December 2013, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.
Directors’ Responsibility for the Consolidated Financial Statements
The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2013 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
19 March 2014
China Telecom Corporation Limited Annual Report 2013 109

Consolidated Statement of Financial Position
at 31 December 2013 (Amounts in millions)
31 December 31 December
2013 2012
Note RMB RMB
(restated)
ASSETS
Non-current assets
Property, plant and equipment, net 4 374,341 373,781
Construction in progress 5 44,157 32,500
Lease prepayments 25,007 25,759
Goodwill 6 29,917 29,918
Intangible assets 7 8,045 9,214
Interests in associates 9 1,106 1,016
Investments 10 1,026 616
Deferred tax assets 11 2,927 2,922
Other assets 19 3,930 4,190
Total non-current assets 490,456 479,916
Current assets
Inventories 12 6,523 5,928
Income tax recoverable 312 1,505
Accounts receivable, net 13 20,022 18,782
Prepayments and other current assets 14 7,569 6,331
Time deposits with original maturity over three months 2,287 2,730
Cash and cash equivalents 15 16,070 30,099
Total current assets 52,783 65,375
Total assets 543,239 545,291
The notes on pages 118 to 185 form part of these financial statements.
110 China Telecom Corporation Limited Annual Report 2013

Consolidated Statement of Financial Position
at 31 December 2013 (Amounts in millions)
31 December 31 December
2013 2012
Note RMB RMB
(restated)
LIABILITIES AND EQUITY
Current liabilities
Short-term debt 16 27,687 6,523
Current portion of long-term debt 16 20,072 10,212
Accounts payable 17 81,132 68,948
Accrued expenses and other payables 18 69,633 105,781
Income tax payable 371 492
Current portion of finance lease obligations 1 –
Current portion of deferred revenues 19 1,202 1,654
Total current liabilities 200,098 193,610
Net current liabilities (147,315) (128,235)
Total assets less current liabilities 343,141 351,681
Non-current liabilities
Long-term debt and payable 16 62,617 83,070
Finance lease obligations – 3
Deferred revenues 19 1,229 1,791
Deferred tax liabilities 11 631 717
Total non-current liabilities 64,477 85,581
Total liabilities 264,575 279,191
Equity
Share capital 20 80,932 80,932
Reserves 21 196,809 184,207
Total equity attributable to equity holders of the Company 277,741 265,139
Non-controlling interests 923 961
Total equity 278,664 266,100
Total liabilities and equity 543,239 545,291
Approved and authorised for issue by the Board of Directors on 19 March 2014.
Wang Xiaochu
Chairman and Chief
Executive Officer
Yang Jie
Executive Director,
President and Chief
Operating Officer
Wu Andi
Executive Director,
Executive Vice President
and Chief Financial Officer
The notes on pages 118 to 185 form part of these financial statements.
China Telecom Corporation Limited Annual Report 2013 111

Statement of Financial Position
at 31 December 2013 (Amounts in millions)
31 December 31 December
2013 2012
Note RMB RMB
ASSETS
Non-current assets
Property, plant and equipment, net 4 372,222 371,738
Construction in progress 5 43,806 32,080
Lease prepayments 24,990 25,742
Goodwill 6 29,877 29,877
Intangible assets 7 7,662 8,962
Investments in subsidiaries 8 6,015 6,078
Interests in associates 9 564 564
Investments 10 1,025 612
Deferred tax assets 11 2,647 2,716
Other assets 19 3,800 4,078
Total non-current assets 492,608 482,447
Current assets
Inventories 12 3,203 3,183
Income tax recoverable 306 1,494
Accounts receivable, net 13 19,326 17,789
Prepayments and other current assets 14 5,951 5,135
Time deposits with original maturity over three months 30 580
Cash and cash equivalents 15 8,211 20,862
Total current assets 37,027 49,043
Total assets 529,635 531,490
The notes on pages 118 to 185 form part of these financial statements.
112 China Telecom Corporation Limited Annual Report 2013

Statement of Financial Position
at 31 December 2013 (Amounts in millions)
31 December 31 December
2013 2012
Note RMB RMB
LIABILITIES AND EQUITY
Current liabilities
Short-term debt 16 27,578 6,476
Current portion of long-term debt 16 20,072 10,212
Accounts payable 17 78,199 64,043
Accrued expenses and other payables 18 65,473 102,657
Income tax payable 201 291
Current portion of finance lease obligations 1 –
Current portion of deferred revenues 19 1,201 1,651
Total current liabilities 192,725 185,330
Net current liabilities (155,698) (136,287)
Total assets less current liabilities 336,910 346,160
Non-current liabilities
Long-term debt and payable 16 62,617 82,690
Finance lease obligations – 3
Deferred revenues 19 1,229 1,791
Deferred tax liabilities 11 505 627
Total non-current liabilities 64,351 85,111
Total liabilities 257,076 270,441
Equity
Share capital 20 80,932 80,932
Reserves 21 191,627 180,117
Total equity 272,559 261,049
Total liabilities and equity 529,635 531,490
Approved and authorised for issue by the Board of Directors on 19 March 2014.
Wang Xiaochu
Chairman and Chief
Executive Officer
Yang Jie
Executive Director,
President and Chief Operating Officer
Wu Andi
Executive Director,
Executive Vice President and Chief Financial Officer
The notes on pages 118 to 185 form part of these financial statements.
China Telecom Corporation Limited Annual Report 2013 113

Consolidated Statement of Comprehensive Income
for the year ended 31 December 2013 (Amounts in millions, except per share data)
2013 2012
Note RMB RMB
(restated)
Operating revenues 22 321,584 283,176
Operating expenses
Depreciation and amortisation (69,083) (49,666)
Network operations and support 23 (53,102) (65,979)
Selling, general and administrative (70,448) (63,099)
Personnel expenses 24 (46,723) (42,857)
Other operating expenses 25 (54,760) (40,367)
Total operating expenses 26 (294,116) (261,968)
Operating profit 27,468 21,208
Net finance costs 27 (5,153) (1,562)
Investment income 670 93
Share of profits of associates 103 78
Profit before taxation 23,088 19,817
Income tax 28 (5,422) (4,753)
Profit for the year 17,666 15,064
Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities 414 (228)
Deferred tax on change in fair value of available-for-sale equity securities (104) 57
Exchange difference on translation of financial statements of subsidiaries outside mainland China (79) (2)
Share of other comprehensive income of associates 5 –
Other comprehensive income for the year, net of tax 236 (173)
Total comprehensive income for the year 17,902 14,891
Profit attributable to:
Equity holders of the Company 17,545 14,949
Non-controlling interests 121 115
Profit for the year 17,666 15,064
Total comprehensive income attributable to:
Equity holders of the Company 17,781 14,776
Non-controlling interests 121 115
Total comprehensive income for the year 17,902 14,891
Basic earnings per share 33 0.22 0.18
Number of shares (in millions) 33 80,932 80,932
The notes on pages 118 to 185 form part of these financial statements.
114 China Telecom Corporation Limited Annual Report 2013

Consolidated Statement of Changes In Equity

for the year ended 31 December 2013 (Amounts in millions)

		Attributable to equity holders of the Company									
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non-controlling interests RMB	Total equity RMB
Balance as at 1 January 2012, as previously reported		80,932	16,767	10,746	64,316	283	(818)	83,896	256,122	788	256,910
Adjusted for the Seventh Acquisition	1	–	233	–	–	–	(45)	(143)	45	–	45
Balance as at 1 January 2012, as restated		80,932	17,000	10,746	64,316	283	(863)	83,753	256,167	788	256,955
Profit for the year, as restated		–	–	–	–	–	–	14,949	14,949	115	15,064
Other comprehensive income, as restated		–	–	–	–	(171)	(2)	–	(173)	–	(173)
Total comprehensive income, as restated		–	–	–	–	(171)	(2)	14,949	14,776	115	14,891
Contribution from non-controlling interests		–	249	–	–	–	–	–	249	131	380
Distribution to non-controlling interests		–	–	–	–	–	–	–	–	(73)	(73)
Acquisition of the Sixth Acquired Business	1	–	(48)	–	–	–	–	–	(48)	–	(48)
Dividends	32	–	–	–	–	–	–	(5,625)	(5,625)	–	(5,625)
Appropriations	21	–	–	–	1,413	–	–	(1,413)	–	–	–
Others		–	(380)	–	–	–	–	–	(380)	–	(380)
Balance as at 31 December 2012, as restated		80,932	16,821	10,746	65,729	112	(865)	91,664	265,139	961	266,100
Profit for the year		–	–	–	–	–	–	17,545	17,545	121	17,666
Other comprehensive income		–	–	–	–	315	(79)	–	236	–	236
Total comprehensive income		–	–	–	–	315	(79)	17,545	17,781	121	17,902
Contribution from non-controlling interests		–	141	–	–	–	–	–	141	59	200
Distribution to non-controlling interests		–	–	–	–	–	–	–	–	(74)	(74)
Acquisition of the Seventh Acquired Company	1	–	(278)	–	–	–	–	–	(278)	–	(278)
Dividends	32	–	–	–	–	–	–	(5,433)	(5,433)	–	(5,433)
Appropriations	21	–	–	–	1,663	–	–	(1,663)	–	–	–
Disposal of a subsidiary	1	–	380	–	–	–	–	11	391	(144)	247
Balance as at 31 December 2013		80,932	17,064	10,746	67,392	427	(944)	102,124	277,741	923	278,664

The notes on pages 118 to 185 form part of these financial statements.

China Telecom Corporation Limited Annual Report 2013 115

Consolidated Statement of Cash Flows
for the year ended 31 December 2013 (Amounts in millions)
2013 2012
Note RMB RMB
(restated)
Net cash from operating activities (a) 88,351 70,722
Cash flows used in investing activities
Capital expenditure (70,921) (50,071)
Lease prepayments (111) (133)
Proceeds from disposal of property, plant and equipment 1,538 2,696
Proceeds from disposal of lease prepayments 360 255
Net cash inflow/(outflow) from disposal of a subsidiary 1 512 (116)
Purchase of time deposits with maturity over three months (2,750) (2,730)
Maturity of time deposits with maturity over three months 3,193 1,804
Payment for the payable to China Telecommunications Corporation related to the Mobile Network Acquisition (as defined in Note 16) (14,269) –
Payment for the first installment of the Mobile Network Acquisition (25,500) –
Net cash used in investing activities (107,948) (48,295)
Cash flows from/(used in) financing activities
Principal element of finance lease payments (2) –
Proceeds from bank and other loans 54,983 9,702
Repayment of bank and other loans (44,053) (24,133)
Payment of dividends (5,433) (5,625)
Payment for the acquisition price of the Fifth Acquisition 1 – (29)
Payment for the acquisition price of the Sixth Acquisition 1 – (48)
Net cash contributions from non-controlling interests 142 331
Net cash from/(used in) financing activities 5,637 (19,802)
Net (decrease)/increase in cash and cash equivalents (13,960) 2,625
Cash and cash equivalents at 1 January 30,099 27,475
Effect of changes in foreign exchange rate (69) (1)
Cash and cash equivalents at 31 December 16,070 30,099
The notes on pages 118 to 185 form part of these financial statements.
116 China Telecom Corporation Limited Annual Report 2013

Consolidated Statement of Cash Flows
for the year ended 31 December 2013 (Amounts in millions)
(a) Reconciliation of profit before taxation to net cash from operating activities
2013 RMB 2012 RMB (restated)
Profit before taxation 23,088 19,817
Adjustments for:
Depreciation and amortisation 69,083 49,666
Impairment losses for doubtful debts 1,744 1,612
Write down of inventories 360 235
Investment income (670) (93)
Share of profits of associates (103) (78)
Interest income (361) (591)
Interest expense 5,511 2,154
Unrealised foreign exchange loss/(gain) 3 (1)
Gain on retirement and disposal of property, plant and equipment (1,021) (2,429)
Operating profit before changes in working capital 97,634 70,292
Increase in accounts receivable (3,156) (2,124)
Increase in inventories (955) (1,185)
Increase in prepayments and other current assets (1,077) (1,045)
Decrease in other assets 294 484
Increase in accounts payable 3,210 5,016
Increase in accrued expenses and other payables 3,148 6,245
Decrease in deferred revenues (1,014) (1,360)
Cash generated from operations 98,084 76,323
Interest received 358 587
Interest paid (5,573) (2,200)
Investment income received 21 23
Income tax paid (4,539) (4,011)
Net cash from operating activities 88,351 70,722
The notes on pages 118 to 185 form part of these financial statements.
China Telecom Corporation Limited Annual Report 2013 117

Notes to the Financial Statements
for the year ended 31 December 2013
1. Principal Activities, Organisation and Basis of Presentation
Principal activities
China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, telecommunication network resource services and lease of network equipment, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, International Internet access and transit, and Internet data centre service in certain countries of the Asia Pacific, Europe, South America and North America regions.
The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (the “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, lease of network equipment, roaming and interconnection arrangements.
Organisation
As part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.
118 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
1. Principal Activities, Organisation and Basis of Presentation (continued)
Organisation (continued)
On 31 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million (hereinafter, referred to as the “First Acquisition”).
On 30 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 million (hereinafter, referred to as the “Second Acquisition”).
On 30 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom Global Limited (“CT Global”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”).
On 30 June 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”).
On 1 August 2011 and 1 December 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd and E-surfing Media Co., Ltd., acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 million (hereinafter, referred to as the “Fifth Acquisition”).
On 30 April 2012, the Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding Co., Ltd., a subsidiary of China Telecommunications Corporation, at a purchase price of RMB48 million (hereinafter, referred to as the “Sixth Acquisition”).
China Telecom Corporation Limited Annual Report 2013 119

Notes to the Financial Statements
for the year ended 31 December 2013
1. Principal Activities, Organisation and Basis of Presentation (continued)
Organisation (continued)
Pursuant to an agreement entered into by the Company and China Telecommunications Corporation on
26 April 2013, the Company disposed of an 80% equity interest in E-surfing Media Co., Ltd. (“E-surfing Media”), a subsidiary of the Company primarily engaged in the provision of video media services, to China Telecommunications Corporation. The initial consideration for the disposal of the equity interest in E-surfing Media was RMB1,195 million, which was concluded based on the valuation of the equity interests in E-surfing Media as at 31 December 2012 as filed for the state-owned assets appraisals. In addition, an adjustment was made to the initial consideration to arrive at the final consideration based on 80% of the change in the book value of the net assets of E-surfing Media during the period from 31 December 2012 to the completion date of the disposal. The risks and rewards of the ownership of the equity interest in E-surfing Media were transferred to China Telecommunications Corporation on 30 June 2013. The final consideration was arrived at RMB1,248 million and received by 31 December 2013.
Analysis of assets and liabilities of the disposed subsidiary:
30 June 2013 RMB millions
Current assets
Cash and cash equivalents 736
Accounts receivable, net 150
Other current assets 1
Non-current assets
Property, plant and equipment, net 111
Other non-current assets 18
Current liabilities
Accounts payable 222
Other current liabilities 64
Non-current liabilities 8
Net assets disposed of 722
120 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
1. Principal Activities, Organisation and Basis of Presentation (continued)
Organisation (continued)
Gain on disposal of a subsidiary:
2013
RMB millions
Consideration received 1,248
Net assets disposed of (722)
Non-controlling interests 144
Gain on disposal 670
The gain on disposal of E-surfing Media has been included in investment income of the consolidated statement of comprehensive income.
Net cash inflow from disposal of a subsidiary:
2013 RMB millions
Consideration received in cash and cash equivalents 1,248
Less: cash and cash equivalents disposed of (736)
Net cash inflow from disposal of a subsidiary 512
Pursuant to an acquisition agreement entered into by CT Global and China Telecommunications Corporation on 16 December 2013, CT Global acquired 100% interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation (hereinafter, referred to as the “Seventh Acquisition”). The initial consideration for the Seventh Acquisition was RMB261 million. The initial consideration shall be adjusted for the difference between the net asset value on the completion date of the acquisition and the net asset value on the appraisal benchmark date of the acquisition, which was 30 June 2013 in order to arrive at the final consideration. The Seventh Acquisition was completed on 31 December 2013. The final consideration was RMB278 million. The initial consideration has been paid within 15 Business Days upon the completion of the acquisition.
Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company, the Fifth Acquired Group, the Sixth Acquired Business and the Seventh Acquired Company are collectively referred to as the “Acquired Groups”.
China Telecom Corporation Limited Annual Report 2013 121

Notes to the Financial Statements
for the year ended 31 December 2013
1. Principal Activities, Organisation and Basis of Presentation (continued)
Basis of presentation
Since the Group and the Acquired Groups are under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of the Acquired Groups are accounted for as an equity transaction in the consolidated statement of changes in equity.
The consolidated results of operations for the year ended 31 December 2012 and the consolidated financial position as at 31 December 2012 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Seventh Acquired Company are set out below:
The Group (as previously reported) RMB millions
The Seventh Acquired Company RMB millions
The Group (as restated) RMB millions
Consolidated statement of comprehensive income
for the year ended 31 December 2012:
Operating revenues 283,073 103 283,176
Profit for the year 15,040 24 15,064
Consolidated statement of financial position as at
31 December 2012:
Total assets 545,072 219 545,291
Total liabilities 279,042 149 279,191
Total equity 266,030 70 266,100
For the periods presented, all significant transactions and balances between the Group and the Seventh Acquired Company have been eliminated on combination.
122 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
1. Principal Activities, Organisation and Basis of Presentation (continued)
Set up of subsidiaries
On 9 June 2013, the Group set up a subsidiary, iMUSIC Culture & Technology Co., Ltd., which engages in the provision of music production and related information services.
On 19 August 2013, the Group set up a subsidiary, Zhejiang Yixin Technology Co., Ltd., which engages in the provision of instant messenger service.
Merger with subsidiaries
Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreements with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.
China Telecom Corporation Limited Annual Report 2013 123

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies
(a) Basis of preparation
The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
These financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities (Note 2(m)).
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Judgements made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 40.
(b) Basis of consolidation
The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates.
A subsidiary is an entity controlled by the Company. When fulfilling the following conditions, the Company has control over an entity: (a) has power over an investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns.
When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered.
124 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(b) Basis of consolidation (continued)
The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measures the non-controlling interests at fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.
An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.
An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment (if any).
Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets and any impairment loss relating to the investment. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.
All significant intercompany balances and transactions and unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.
China Telecom Corporation Limited Annual Report 2013 125

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(c) Foreign currencies
The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of the Group’s foreign operations is the currency of the primary economic environment in which the foreign operations operate. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalised as construction in progress (Note 2(i)), are recognised as income or expense in profit or loss. For the periods presented, no exchange differences were capitalised.
When preparing the Group’s consolidated financial statements, the results of operations of the Group’s foreign operations are translated into RMB at average rate prevailing during the year. Assets and liabilities of the Group’s foreign operations are translated into RMB at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.
(d) Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.
(e) Accounts and other receivables
Accounts and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less allowance for doubtful debts (Note 2(o)) unless the effect of discounting would be immaterial, in which case they are stated at cost less allowance for doubtful debts.
126 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(f) Inventories
Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence.
Inventories that are held for resale are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.
(g) Property, plant and equipment
Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(o)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.
Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortised over their estimated useful lives on a straight-line basis. As at 31 December 2013, the carrying amount of assets held under finance leases was RMB28 million (2012: RMB3 million).
Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the profit or loss on the date of disposal.
China Telecom Corporation Limited Annual Report 2013 127

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(g) Property, plant and equipment (continued)
Depreciation is provided to write off the cost of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:
Depreciable lives primarily range from
Buildings and improvements 8 to 30 years
Telecommunications network plant and equipment 6 to 10 years
Furniture, fixture, motor vehicles and other equipment 5 to 10 years
Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.
(h) Lease prepayments
Lease prepayments represent land use rights paid. Land use rights are initially carried at cost or deemed cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.
(i) Construction in progress
Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 2(o)). The cost of an item comprises direct costs of construction, capitalisation of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.
No depreciation is provided in respect of construction in progress.
(j) Goodwill
Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 6) acquisition.
Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(o)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.
128 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(k) Intangible assets
The Group’s intangible assets comprise computer software and customer relationships acquired in the CDMA business acquisition (Note 7).
Computer software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 2(o)). Amortisation of computer software is calculated on a straight-line basis over the estimated useful lives, which mainly range from three to five years.
The customer relationships acquired in the CDMA business acquisition are recorded at the acquisition-date fair value and amortised on a straight-line basis over the expected customer relationship of five years. By the end of the expected customer relationship period, fully amortised customer relationships were written off.
(l) Investments in subsidiaries
In the Company’s stand-alone statement of financial position, investments in subsidiaries are stated at cost less impairment losses (Note 2(o)).
(m) Investments
Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognised in other comprehensive income and accumulated separately in equity. For investments in available-for-sale equity securities, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised in other comprehensive income is recognised in profit or loss. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(o)).
(n) Operating lease charges
Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.
China Telecom Corporation Limited Annual Report 2013 129

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(o) Impairment
(i) Impairment of accounts and other receivables and investments in equity securities carried at cost
Accounts and other receivables and investments in equity securities carried at cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:
- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation; and
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.
The impairment loss for accounts and other receivables is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the financial asset’s original effective interest rate where the effect of discounting is material, and is recognised as an expense in profit or loss.
The impairment loss for investments in equity securities carried at cost is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in profit or loss.
Impairment losses for accounts and other receivables are reversed through profit or loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.
130 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(o) Impairment (continued)
(ii) Impairment of long-lived assets
The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.
The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.
An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in profit or loss. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.
The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognised as an income in profit or loss. The reversal is reduced by the amount that would have been recognised as depreciation and amortisation had the write-down not occurred. An impairment loss in respect of goodwill is not reversed. For the years presented, no reversal of impairment loss was recognised in profit or loss.
China Telecom Corporation Limited Annual Report 2013 131

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(p) Revenue recognition
The revenue recognition methods of the Group are as follows:
(i) Revenue derived from local, domestic long distance and international, Hong Kong, Macau and Taiwan long distance usage are recognised as the services are provided.
(ii) Fees received for wireline installation charges for periods prior to 1 January 2012 are deferred and recognised over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortised over the same expected customer relationship period. In 2012, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognized in profit or loss when received or incurred.
(iii) Monthly service fees are recognised in the month during which the services are provided to customers.
(iv) Revenue from sale of prepaid calling cards are recognised as the cards are used by customers.
(v) Revenue derived from value-added services are recognised when the services are provided to customers.
Revenue from value-added services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other value-added services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as principal in the arrangements with third parties:
i) The Group is responsible for providing the applications or services desired by customers, and takes responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;
ii) The Group takes title of the inventory of the applications before they are ordered by customers;
iii) The Group has risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;
iv) The Group establishes selling prices with customers; v) The Group can modify the applications or perform part of the services; vi) The Group has discretion in selecting suppliers used to fulfill an order; and
vii) The Group determines the nature, type, characteristics, or specifications of the applications or services.
132 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(p) Revenue recognition (continued)
If majority of the indicators of risks and responsibilities exist in the arrangements with third parties, the Group is acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognised on gross basis. If majority of the indicators of risks and responsibilities do not exist in the arrangements with third parties, the Group is acting as an agent, and revenues for these services are recognised on a net basis.
(vi) Revenue from the provision of Internet and telecommunications network resource services is recognised when the services are provided to customers.
(vii) Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.
(viii) Lease income from operating leases is recognised over the term of the lease.
(ix) Revenue derived from integrated information application services is recognised when the services are provided to customers.
(x) Sale of equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers. Revenue from repair and maintenance of equipment is recognised when the service is provided to customers.
The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognises revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognised based upon the actual usage of such services. During each of the years in the two-year period ended 31 December 2013, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunication services approximates the total contract consideration. The Group believes that the residual method of accounting for promotional packages provides the most relevant and reliable presentation method of the delivery and sales of the terminal equipment and telecommunication services since it reflects the economic substance of the arrangement.
China Telecom Corporation Limited Annual Report 2013 133

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(q) Advertising and promotion expense
The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB36,490 million for the year ended 31 December 2013 (2012: RMB34,905 million), among which, the costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunication service amounted to RMB22,795 million for the year ended 31 December 2013 (2012: RMB21,754 million).
(r) Net finance costs
Net finance costs comprise interest income on bank deposits, interest costs on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.
Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.
(s) Research and development expense
Research and development expenditure is expensed as incurred. For the year ended 31 December 2013, research and development expense was RMB630 million (2012: RMB608 million).
(t) Employee benefits
The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognised in profit or loss as incurred. Further information is set out in Note 38.
Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s stock appreciation rights scheme are set out in Note 39.
(u) Interest-bearing borrowings
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and the redemption value recognised in profit or loss over the period of the borrowings, together with any interest, using the effective interest method.
(v) Accounts and other payables
Accounts and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.
134 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(w) Provisions and contingent liabilities
A provision is recognised in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.
Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.
(x) Income tax
Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income, or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognised in other comprehensive income, in such case the effect of a change in tax rate is also recognised in other comprehensive income.
A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
(y) Dividends
Dividends are recognised as a liability in the period in which they are declared.
China Telecom Corporation Limited Annual Report 2013 135

Notes to the Financial Statements
for the year ended 31 December 2013
2. Significant Accounting Policies (continued)
(z) Related parties
(a) A person, or a close member of that person’s family, is related to the Group if that person:
(i) has control or joint control over the Group;
(ii) has significant influence over the Group; or
(iii) is a member of the key management personnel of the Group or the Group’s parent.
(b) An entity is related to the Group if any of the following conditions applies:
(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);
(ii) The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member);
(iii) The entity and the Group are joint ventures of the same third party;
(iv) The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity;
(v) The entity is controlled or jointly controlled by a person identified in (a);
(vi) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.
(aa) Segmental reporting
An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.
136 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
3. Application of New and Revised International Financial Reporting Standards
The IASB has issued a number of new and revised IFRSs that are effective for accounting period beginning on or after 1 January 2013. The Group applied the following new or revised IFRSs that are effective for the current year:
Amendments to IAS 1, “Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income”
IFRS 10, “Consolidated Financial Statements”
IFRS 12, “Disclosure of Interests in Other Entities”
IFRS 13, “Fair Value Measurement”
Amendments to IFRS 7,” Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities”
Revised IAS 19, “Employee Benefits”
The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current accounting period (Note 41).
Amendments to IAS 1, “Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income”
The amendments introduced new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, “statement of comprehensive income” is renamed as “statement of profit or loss and other comprehensive income” and “income statement” is renamed as “statement of profit or loss”. However, the amendments to IAS 1 allow an entity to use titles for these statements other than those used in the amendments to IAS 1. The Group has not made any changes to the titles for these statements.
In addition, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories to disclose: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis - the amendments do not change the option to present items of other comprehensive income either before tax or net of tax.
The application of the amendments has no significant impact on the presentation of items of other comprehensive income of the Group.
IFRS 10, “Consolidated Financial Statements”
IFRS 10 replaces the parts of IAS 27, “Consolidated and Separate Financial Statements” that deal with consolidated financial statements and SIC 12, “Consolidation - Special Purpose Entities”. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) has power over an investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.
The application of IFRS 10 has no significant impact on the Group’s financial statements.
China Telecom Corporation Limited Annual Report 2013 137

Notes to the Financial Statements
for the year ended 31 December 2013
3. Application of New and Revised International Financial Reporting Standards
(continued)
IFRS 12, “Disclosure of Interests in Other Entities”
IFRS 12 is a disclosure standard and brings together into a single standard all disclosure requirements applicable to entities’ interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those previously required by the respective standards.
The application of IFRS 12 has no significant impact on the Group’s financial statements.
IFRS 13, “Fair Value Measurement”
IFRS 13 establishes a single source of guidance for fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements.
The scope of IFRS 13 is broad, and applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, subject to a few exceptions.
The application of IFRS 13 has no significant impact on the Group’s financial statements.
Amendments to IFRS 7, “Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities”
The amendments require entities to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement.
The application of the amendments has no significant impact on the Group’s financial statements.
Revised IAS 19, “Employee Benefits”
Revised IAS 19, “Employee Benefits” mainly changes the accounting for defined benefit plans. This standard eliminates the “corridor approach” permitted under the previous version of IAS 19 and no longer permits the recognition of actuarial gains and losses to be deferred and recognised in profit or loss. All actuarial gains and losses should be recognised immediately through other comprehensive income.
The application of Revised IAS 19. “Employee Benefits” has no significant impact on the Group’s financial statements.
138 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013

4. Property, Plant and Equipment, Net

The Group

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/Deemed cost:				
Balance at 1 January 2012, as previously reported	86,309	654,201	24,715	765,225
Adjusted for the Seventh Acquisition (Note 1)	–	37	9	46
Balance at 1 January 2012, as restated	86,309	654,238	24,724	765,271
Additions	582	868	775	2,225
Mobile Network Acquisition (Note 16)	3,697	98,476	700	102,873
Transferred from construction in progress	2,348	42,022	1,329	45,699
Disposals	(414)	(4,617)	(448)	(5,479)
Reclassification	(1)	172	(171)	–
Balance at 31 December 2012, as restated	92,521	791,159	26,909	910,589
Additions	560	1,367	955	2,882
Transferred from construction in progress	2,926	58,424	1,494	62,844
Disposals	(657)	(14,915)	(1,126)	(16,698)
Reclassification	61	(175)	114	–
Balance at 31 December 2013	95,411	835,860	28,346	959,617
Accumulated depreciation and impairment:				
Balance at 1 January 2012, as previously reported	(32,696)	(446,683)	(16,942)	(496,321)
Adjusted for the Seventh Acquisition (Note 1)	–	(21)	(4)	(25)
Balance at 1 January 2012, as restated	(32,696)	(446,704)	(16,946)	(496,346)
Depreciation charge for the year	(3,810)	(39,324)	(2,162)	(45,296)
Written back on disposal	258	4,162	414	4,834
Reclassification	–	(66)	66	–
Balance at 31 December 2012, as restated	(36,248)	(481,932)	(18,628)	(536,808)
Depreciation charge for the year	(4,776)	(56,794)	(2,294)	(63,864)
Written back on disposal	540	13,819	1,037	15,396
Reclassification	(21)	44	(23)	–
Balance at 31 December 2013	(40,505)	(524,863)	(19,908)	(585,276)
Net book value at 31 December 2013	54,906	310,997	8,438	374,341
Net book value at 31 December 2012, as restated	56,273	309,227	8,281	373,781

China Telecom Corporation Limited Annual Report 2013 139

Notes to the Financial Statements

for the year ended 31 December 2013

4. Property, Plant and Equipment, Net (continued)

The Company

	Buildings and improvements RMB millions	Telecomm-unications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/Deemed cost:				
Balance at 1 January 2012	85,750	651,808	23,444	761,002
Additions	567	795	918	2,280
Mobile Network Acquisition (Note 16)	3,697	98,476	700	102,873
Transferred from construction in progress	2,285	41,808	1,303	45,396
Disposals	(392)	(4,629)	(367)	(5,388)
Reclassification	(1)	225	(224)	–
Balance at 31 December 2012	91,906	788,483	25,774	906,163
Additions	544	1,335	906	2,785
Transferred from construction in progress	2,874	57,962	1,463	62,299
Disposals	(630)	(14,855)	(958)	(16,443)
Reclassification	60	(176)	116	–
Balance at 31 December 2013	94,754	832,749	27,301	954,804
Accumulated depreciation and impairment:				
Balance at 1 January 2012	(32,523)	(445,397)	(16,234)	(494,154)
Depreciation charge for the year	(3,729)	(39,097)	(2,212)	(45,038)
Written back on disposal	237	4,182	348	4,767
Reclassification	–	(119)	119	–
Balance at 31 December 2012	(36,015)	(480,431)	(17,979)	(534,425)
Depreciation charge for the year	(4,692)	(56,556)	(2,141)	(63,389)
Written back on disposal	519	13,801	912	15,232
Reclassification	(21)	40	(19)	–
Balance at 31 December 2013	(40,209)	(523,146)	(19,227)	(582,582)
Net book value at 31 December 2013	54,545	309,603	8,074	372,222
Net book value at 31 December 2012	55,891	308,052	7,795	371,738

140 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements

for the year ended 31 December 2013

5. Construction in Progress

	The Group RMB millions	The Company RMB millions
Balance at 1 January 2012, as previously reported	18,448	18,174
Adjusted for the Seventh Acquisition (Note 1)	27	–
Balance at 1 January 2012, as restated	18,475	18,174
Additions	51,862	51,395
Mobile Network Acquisition (Note 16)	9,177	9,177
Transferred to property, plant and equipment	(45,699)	(45,396)
Transferred to intangible assets	(1,315)	(1,270)
Balance at 31 December 2012, as restated	32,500	32,080
Additions	77,364	76,814
Transferred to property, plant and equipment	(62,844)	(62,299)
Transferred to intangible assets	(2,863)	(2,789)
Balance at 31 December 2013	**44,157**	**43,806**

6. Goodwill

	The Group		The Company	
	2013 RMB millions	2012 RMB millions	2013 RMB millions	2012 RMB millions
Cost:				
Goodwill arising from acquisition of CDMA business	29,917	29,918	29,877	29,877

On 1 October 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the "CDMA business") from China Unicom. The purchase price of the business combination was RMB43,800 million, which was fully settled as at 31 December 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 million due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business's workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group's telecommunications business.

China Telecom Corporation Limited Annual Report 2013 141

Notes to the Financial Statements
for the year ended 31 December 2013
6. Goodwill (continued)
For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 10.6% (2012: 10.2%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.
Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.
7. Intangible Assets
The Group
Computer software RMB millions Customer relationships RMB millions Total RMB millions
Cost:
Balance at 1 January 2012 9,893 11,238 21,131
Additions 269 - 269
Mobile Network Acquisition (Note 16) 3,578 - 3,578
Transferred from construction in progress 1,315 - 1,315
Disposals (67) - (67)
Balance at 31 December 2012 14,988 11,238 26,226
Additions 461 - 461
Transferred from construction in progress 2,863 - 2,863
Disposals (221) (11,238) (11,459)
Balance at 31 December 2013 18,091 - 18,091
Accumulated amortisation and impairment:
Balance at 1 January 2012 (6,110) (7,306) (13,416)
Amortisation charge for the year (1,403) (2,248) (3,651)
Written back on disposal 55 - 55
Balance at 31 December 2012 (7,458) (9,554) (17,012)
Amortisation charge for the year (2,787) (1,684) (4,471)
Written back on disposal 199 11,238 11,437
Balance at 31 December 2013 (10,046) - (10,046)
Net book value at 31 December 2013 8,045 - 8,045
Net book value at 31 December 2012 7,530 1,684 9,214
142 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
7. Intangible Assets (continued)
The Company
Computer software RMB millions Customer relationships RMB millions Total RMB millions
Cost:
Balance at 1 January 2012 9,561 11,238 20,799
Additions 179 - 179
Mobile Network Acquisition (Note 16) 3,578 - 3,578
Transferred from construction in progress 1,270 - 1,270
Disposals (56) - (56)
Balance at 31 December 2012 14,532 11,238 25,770
Additions 327 - 327
Transferred from construction in progress 2,789 - 2,789
Disposals (192) (11,238) (11,430)
Balance at 31 December 2013 17,456 - 17,456
Accumulated amortisation and impairment:
Balance at 1 January 2012 (5,959) (7,306) (13,265)
Amortisation charge for the year (1,345) (2,248) (3,593)
Written back on disposal 50 - 50
Balance at 31 December 2012 (7,254) (9,554) (16,808)
Amortisation charge for the year (2,729) (1,684) (4,413)
Written back on disposal 189 11,238 11,427
Balance at 31 December 2013 (9,794) - (9,794)
Net book value at 31 December 2013 7,662 - 7,662
Net book value at 31 December 2012 7,278 1,684 8,962
China Telecom Corporation Limited Annual Report 2013 143

Notes to the Financial Statements
for the year ended 31 December 2013
8. Investments in Subsidiaries
The Company
2013 2012
RMB millions RMB millions
Unquoted investments, at cost 6,015 6,078
Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group at 31 December 2013 are as follows:
Name of Company Type of legal entity Date of incorporation Place of incorporation and operation Registered/Issued capital (in RMB millions unless otherwise stated) Principal activity
China Telecom System Integration Co., Limited Limited Company 13 September 2001 PRC 392 Provision of system integration and consulting services
China Telecom Global Limited Limited Company 25 February 2000 Hong Kong Special Administrative Region of the PRC HK$58 million Provision of international value-added network services
China Telecom (Americas) Corporation Limited Company 22 November 2001 The United States of America US$43 million Provision of telecommunications services
China Telecom Best Tone Information Service Co., Limited Limited Company 15 August 2007 PRC 350 Provision of Best Tone information services
China Telecom (Macau) Company Limited Limited Company 15 October 2004 Macau Special Administrative Region of the PRC MOP60 million Provision of telecommunications services
Tianyi Telecom Terminals Company Limited Limited Company 1 July 2005 PRC 500 Sales of telecommunications terminals
China Telecom (Singapore) Pte. Limited Limited Company 5 October 2006 Singapore S$1 Provision of international value-added network services
144 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
8. Investments in Subsidiaries (continued)
Name of Company Type of legal entity Date of incorporation Place of incorporation and operation Registered/Issued capital (in RMB millions unless otherwise stated) Principal activity
E-surfing Pay Co., Ltd Limited Company 3 March 2011 PRC 300 Provision of e-commerce services
Shenzhen Shekou Telecommunications Company Limited Limited Company 5 May 1984 PRC 91 Provision of telecommunications services
China Telecom (Australia) Pty Ltd Limited Company 10 January 2011 Australia AUD1 million Provision of international value-added network services
China Telecom Korea Co., Ltd Limited Company 16 May 2012 South Korea KRW500 million Provision of international value-added network services
China Telecom (Malaysia) SDN BHD Limited Company 26 June 2012 Malaysia RM500,000 Provision of international value-added network services
China Telecom Information Technology (Vietnam) Co., Ltd Limited Company 9 July 2012 Vietnam VND6,300 million Provision of international value-added network services
iMUSIC Culture & Technology Co., Ltd. Limited Company 9 June 2013 PRC 250 Provision of music production and related information services
China Telecom (Europe) Limited Limited Company 2 March 2006 The United Kingdom of Great Britain and Northern Ireland GBP16.15 million Provision of international value-added network services
Zhejiang Yixin Technology Co., Ltd. Limited Company 19 August 2013 PRC 10 Provision of instant messenger service
China Telecom Corporation Limited Annual Report 2013 145

Notes to the Financial Statements
for the year ended 31 December 2013
8. Investments in Subsidiaries (continued)
Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company and Zhejiang Yixin Technology Co., Ltd. which is 73% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company. No subsidiaries of the Group have material non-controlling interest.
9. Interests in Associates
The Group The Company
2013 2012 2013 2012
RMB millions RMB millions RMB millions RMB millions
Unlisted equity investments, at cost 229 232 564 564
Share of post-acquisition changes in net assets 877 784 - -
1,106 1,016 564 564
The Group’s and the Company’s interests in associates are accounted for under the equity method and the cost method, respectively, and are individually and in aggregate not material to the Group’s financial position or results of operations for all periods presented. Details of the Group’s principal associate are as follows:
Name of company Attributable equity interest Principal activities
Shanghai Information Investment Incorporation 24% Provision of information technology consultancy services
The above associate is established in the PRC and is not traded on any stock exchange.
146 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
9. Interests in Associates (continued)
Summarised financial information of the Group’s principal associate and reconciled to the carrying amounts in the Group’s consolidated financial statements are disclosed below:
Shanghai Information Investment Incorporation
2013 2012
RMB millions RMB millions
Current assets 5,721 5,495
Non-current assets 7,683 7,031
Current liabilities 4,795 4,865
Non-current liabilities 3,265 2,929
Operating revenues 3,772 3,424
Profit for the year 267 244
Other comprehensive income for the year (1) 3
Total comprehensive income for the year 266 247
Dividend received from the associate 8 7
Reconciled to the Group’s interests in the associate
Net assets of the associate 5,344 4,732
Non-controlling interests of the associate (1,733) (1,378)
Group’s effective interest in the associate 24% 24%
Group’s share of net assets of the associate 867 805
Carrying amount of the associate in the consolidated financial statements of the Group 867 805
10. Investments
The Group The Company
2013 2012 2013 2012
RMB millions RMB millions RMB millions RMB millions
Available-for-sale equity securities 999 585 998 585
Other unlisted equity investments 27 31 27 27
1,026 616 1,025 612
Other unlisted equity investments mainly represent the Group’s and the Company’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.
China Telecom Corporation Limited Annual Report 2013 147

Notes to the Financial Statements

for the year ended 31 December 2013

11. Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and statement of financial position and the movements are as follows:

The Group

	Assets		Liabilities		Net Balance	
	2013 RMB millions	2012 RMB millions	2013 RMB millions	2012 RMB millions	2013 RMB millions	2012 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,071	1,028	–	–	1,071	1,028
Property, plant and equipment	1,431	1,279	(184)	(266)	1,247	1,013
Deferred revenues and installation costs	425	615	(270)	(378)	155	237
Available-for-sale equity securities	–	–	(177)	(73)	(177)	(73)
Deferred tax assets/(liabilities)	2,927	2,922	(631)	(717)	2,296	2,205

	Balance at 1 January 2012 RMB millions	Recognised in statement of comprehensive income RMB millions	Disposal of a subsidiary RMB millions	Balance at 31 December 2012 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,011	19	(2)	1,028
Property, plant and equipment	720	293	–	1,013
Deferred revenues and installation costs	352	(115)	–	237
Available-for-sale equity securities	(130)	57	–	(73)
Net deferred tax assets	1,953	254	(2)	2,205

	Balance at 1 January 2013 RMB millions	Recognised in statement of comprehensive income RMB millions	Disposal of a subsidiary RMB millions	Balance at 31 December 2013 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,028	43	–	1,071
Property, plant and equipment	1,013	238	(4)	1,247
Deferred revenues and installation costs	237	(82)	–	155
Available-for-sale equity securities	(73)	(104)	–	(177)
Net deferred tax assets	2,205	95	(4)	2,296

148 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013

11. Deferred Tax Assets and Liabilities (continued)

The Company

	Assets		Liabilities		Net Balance	
	2013 RMB millions	2012 RMB millions	2013 RMB millions	2012 RMB millions	2013 RMB millions	2012 RMB millions
Provisions and impairment losses, primarily for doubtful debts	990	982	–	–	990	982
Property, plant and equipment	1,232	1,101	(149)	(249)	1,083	852
Deferred revenues and installation costs	425	615	(271)	(378)	154	237
Available-for-sale equity securities	–	18	(85)	–	(85)	18
Deferred tax assets/(liabilities)	2,647	2,716	(505)	(627)	2,142	2,089

	Balance at 1 January 2012 RMB millions	Addition in the Sixth Acquisition RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2012 RMB millions
Provisions and impairment losses, primarily for doubtful debts	965	2	15	982
Property, plant and equipment	665	–	187	852
Deferred revenues and installation costs	352	–	(115)	237
Available-for-sale equity securities	(39)	–	57	18
Net deferred tax assets	1,943	2	144	2,089

	Balance at 1 January 2013 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2013 RMB millions
Provisions and impairment losses, primarily for doubtful debts	982	8	990
Property, plant and equipment	852	231	1,083
Deferred revenues and installation costs	237	(83)	154
Available-for-sale equity securities	18	(103)	(85)
Net deferred tax assets	2,089	53	2,142

China Telecom Corporation Limited Annual Report 2013 149

Notes to the Financial Statements

for the year ended 31 December 2013

12. Inventories

Inventories represent:

	The Group		The Company	
	2013 RMB millions	2012 RMB millions	2013 RMB millions	2012 RMB millions
Materials and supplies	905	985	893	968
Goods for resale	5,618	4,943	2,310	2,215
	6,523	5,928	3,203	3,183

13. Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

		The Group		The Company	
	Note	2013 RMB millions	2012 RMB millions (restated)	2013 RMB millions	2012 RMB millions
Accounts receivable					
Third parties		21,293	19,650	19,454	18,130
China Telecom Group	(i)	391	627	181	289
Other telecommunications operators in the PRC		536	529	527	526
Subsidiaries		–	–	1,306	805
		22,220	20,806	21,468	19,750
Less: Allowance for doubtful debts		(2,198)	(2,024)	(2,142)	(1,961)
		20,022	18,782	19,326	17,789

Note:

(i) China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as "China Telecom Group".

150 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements

for the year ended 31 December 2013

13. Accounts Receivable, Net (continued)

The following table summarises the changes in allowance for doubtful debts:

	The Group		The Company	
	2013 RMB millions	2012 RMB millions	2013 RMB millions	2012 RMB millions
At beginning of year	2,024	1,942	1,961	1,873
Impairment losses for doubtful debts	1,740	1,624	1,721	1,605
Accounts receivable written off	(1,566)	(1,542)	(1,540)	(1,517)
At end of year	2,198	2,024	2,142	1,961

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	The Group		The Company	
	2013 RMB millions	2012 RMB millions	2013 RMB millions	2012 RMB millions
Current, within 1 month	11,887	11,402	11,725	11,279
1 to 3 months	2,438	2,319	2,390	2,288
4 to 12 months	1,784	1,613	1,769	1,598
More than 12 months	488	387	487	386
	16,597	15,721	16,371	15,551
Less: Allowance for doubtful debts	(2,122)	(1,932)	(2,105)	(1,917)
	14,475	13,789	14,266	13,634

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	The Group		The Company	
	2013 RMB millions	2012 RMB millions (restated)	2013 RMB millions	2012 RMB millions
Current, within 1 month	2,436	1,953	2,448	1,817
1 to 3 months	1,169	1,575	1,010	1,186
4 to 12 months	1,302	984	1,054	780
More than 12 months	716	573	585	416
	5,623	5,085	5,097	4,199
Less: Allowance for doubtful debts	(76)	(92)	(37)	(44)
	5,547	4,993	5,060	4,155

China Telecom Corporation Limited Annual Report 2013 151

Notes to the Financial Statements
for the year ended 31 December 2013

13. Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable that are not impaired is as follows:

	The Group		The Company	
	2013 RMB millions	2012 RMB millions (restated)	2013 RMB millions	2012 RMB millions
Not past due	17,839	16,854	17,190	15,893
Less than 1 month past due	1,206	1,261	1,184	1,245
1 to 3 months past due	977	667	952	651
Amounts past due	2,183	1,928	2,136	1,896
	20,022	18,782	19,326	17,789

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

14. Prepayments and Other Current Assets

Prepayments and other current assets represent:

	The Group		The Company	
	2013 RMB millions	2012 RMB millions (restated)	2013 RMB millions	2012 RMB millions
Amounts due from China Telecom Group	1,037	779	828	764
Amounts due from subsidiaries	–	–	746	480
Amounts due from other telecommunications operators in the PRC	472	407	472	407
Prepayments in connection with construction work and equipment purchases	1,213	1,086	476	568
Prepaid expenses and deposits	2,418	2,149	2,009	1,802
Other receivables	2,429	1,910	1,420	1,114
	7,569	6,331	5,951	5,135

152 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements

for the year ended 31 December 2013

15. Cash and Cash Equivalents

	The Group		The Company	
	2013 RMB millions	2012 RMB millions (restated)	2013 RMB millions	2012 RMB millions
Cash at bank and in hand	14,639	22,492	8,105	17,614
Time deposits with original maturity within three months	1,431	7,607	106	3,248
	16,070	30,099	8,211	20,862

16. Short-term and Long-term Debt and Payable

Short-term debt comprises:

	The Group		The Company	
	2013 RMB millions	2012 RMB millions	2013 RMB millions	2012 RMB millions
Loans from banks – unsecured	5,443	5,521	5,416	5,474
Other loans – unsecured	182	182	182	182
Loans from China Telecom Group – unsecured	22,062	820	21,980	820
Total short-term debt	27,687	6,523	27,578	6,476

The weighted average interest rate of the Group's and the Company's total short-term debt as at 31 December 2013 was 4.7% (2012: 5.5%) and 4.7% (2012: 5.5%) respectively. As at 31 December 2013, the loans from banks and other loans bear interest at rates ranging from 4.5% to 6.0% (2012: 4.5% to 6.7%) per annum and are repayable within one year; the loans from China Telecom Group bear interest at rate of 4.5% (2012: 4.5% to 4.7%) per annum and are repayable within one year.

China Telecom Corporation Limited Annual Report 2013 153

Notes to the Financial Statements
for the year ended 31 December 2013

16. Short-term and Long-term Debt and Payable (continued)

Long-term debt and payable comprises:

	Interest rates and final maturity	The Group 2013 RMB millions	The Group 2012 RMB millions	The Company 2013 RMB millions	The Company 2012 RMB millions
Bank loans – unsecured					
Renminbi denominated	Interest rates ranging from 3.60% to 7.04% per annum with maturities through 2020	10	160	10	160
US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	534	598	534	598
Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	428	456	428	456
Other currencies denominated		20	26	20	26
		992	1,240	992	1,240
Other loans – unsecured					
Renminbi denominated		1	1	1	1
Medium-term notes – unsecured (Note (i))		19,986	29,951	19,986	29,951
Amount due to China Telecommunications Corporation – unsecured					
Deferred consideration of Mobile Network Acquisition – Renminbi denominated (Note (ii))		61,710	61,710	61,710	61,710
Others		–	380	–	–
Total long-term debt and payable		82,689	93,282	82,689	92,902
Less: Current portion		(20,072)	(10,212)	(20,072)	(10,212)
Non-current portion		62,617	83,070	62,617	82,690

154 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013

16. Short-term and Long-term Debt and Payable (continued)

Note:

(i) On 23 October 2008, the Company issued five-year, 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum. This medium-term note was repaid by the Company on 24 October 2013.

On 28 December 2009, the Company issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum.

All of the above medium-term notes are unsecured.

(ii) Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC (hereinafter, referred to as the "Mobile Network Acquisition"). The Company may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition. The Company pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for 2013 and 2014 are 4.83% and 6.25%, respectively.

If the amount is not paid when due, the Company is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The aggregate maturities of the Group's and the Company's long-term debt and payable subsequent to 31 December 2013 are as follows:

	The Group		The Company	
	2013 RMB millions	2012 RMB millions	2013 RMB millions	2012 RMB millions
Within 1 year	20,072	10,212	20,072	10,212
Between 1 to 2 years	85	20,059	85	20,059
Between 2 to 3 years	86	86	86	86
Between 3 to 4 years	61,796	86	61,796	86
Between 4 to 5 years	74	62,177	74	61,797
Thereafter	576	662	576	662
	82,689	93,282	82,689	92,902

The Group's short-term and long-term debt and payable do not contain any financial covenants. As at 31 December 2013, the Group and the Company have unutilised committed credit facilities amounting to RMB157,694 million (2012: RMB163,130 million) and RMB157,694 million (2012: RMB163,127 million) respectively.

China Telecom Corporation Limited Annual Report 2013 155

Notes to the Financial Statements
for the year ended 31 December 2013

17. Accounts Payable

Accounts payable are analysed as follows:

	The Group		The Company	
	2013 RMB millions	2012 RMB millions (restated)	2013 RMB millions	2012 RMB millions
Third parties	66,115	56,353	60,213	49,065
China Telecom Group	13,905	11,557	13,276	10,968
Other telecommunications operators in the PRC	1,112	1,038	1,110	1,038
Subsidiaries	–	–	3,600	2,972
	81,132	68,948	78,199	64,043

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	The Group		The Company	
	2013 RMB millions	2012 RMB millions (restated)	2013 RMB millions	2012 RMB millions
Due within 1 month or on demand	19,349	18,467	15,370	13,588
Due after 1 month but within 3 months	16,178	17,793	15,968	17,770
Due after 3 months but within 6 months	15,396	15,885	15,161	15,931
Due after 6 months	30,209	16,803	31,700	16,754
	81,132	68,948	78,199	64,043

156 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements

for the year ended 31 December 2013

18. Accrued Expenses and Other Payables

Accrued expenses and other payables represent:

		The Group		The Company	
	Note	**2013 RMB millions**	2012 RMB millions (restated)	**2013 RMB millions**	2012 RMB millions
Amounts due to China Telecom Group	(i)	**1,690**	40,745	**849**	40,420
Amounts due to subsidiaries		**–**	–	**459**	468
Amounts due to other telecommunications operators in the PRC		**59**	59	**59**	57
Accrued expenses		**14,774**	14,431	**13,291**	13,154
Customer deposits and receipts in advance		**53,063**	50,515	**50,815**	48,558
Dividend payable		**47**	31	**–**	–
		69,633	105,781	**65,473**	102,657

Note:

(i) The amount as at 31 December 2013 includes the final consideration of the Seventh Acquisition amounting to RMB278 million, among which the initial consideration amounting to RMB261 million was paid in January 2014.

The amount as at 31 December 2012 includes the first installment of the final consideration of the Mobile Network Acquisition amounting to RMB25,500 million and the liabilities assumed by the Group from the network branches of China Telecommunications Corporation payable to China Telecom Group amounting to RMB14,269 million in connection with the Mobile Network Acquisition. These amounts were paid in January 2013.

China Telecom Corporation Limited Annual Report 2013 157

Notes to the Financial Statements

for the year ended 31 December 2013

19. Deferred Revenues

Deferred revenues represent the unearned portion of installation fees for wireline services received from customers and the unused portion of calling cards.

	The Group		The Company	
	2013 RMB millions	2012 RMB millions	2013 RMB millions	2012 RMB millions
Balance at beginning of year	3,445	4,805	3,442	4,803
Additions for the year				
– calling cards	484	773	484	769
	484	773	484	769
Reductions for the year				
– amortisation of installation fees	(860)	(1,233)	(860)	(1,233)
– usage of calling cards	(638)	(900)	(636)	(897)
Balance at end of year	2,431	3,445	2,430	3,442
Representing:				
– current portion	1,202	1,654	1,201	1,651
– non-current portion	1,229	1,791	1,229	1,791
	2,431	3,445	2,430	3,442

Included in other assets are primarily capitalised direct costs associated with the installation of wireline services. As at 31 December 2013, the unamortised portion of these costs was RMB1,172 million (2012: RMB1,687 million).

20. Share Capital

	The Group and the Company	
	2013 RMB millions	2012 RMB millions
Registered, issued and fully paid		
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877
	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

158 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013

21. Reserves

The Group

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Exchange reserve RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2012, as previously reported	16,767	10,746	64,316	283	(818)	83,896	175,190
Adjusted for the Seventh Acquisition (Note 1)	233	–	–	–	(45)	(143)	45
Balance as at 1 January 2012, as restated	17,000	10,746	64,316	283	(863)	83,753	175,235
Acquisition of the Sixth Acquired Business (Note 1)	(48)	–	–	–	–	–	(48)
Contribution from non-controlling interests	249	–	–	–	–	–	249
Others	(380)	–	–	–	–	–	(380)
Dividends (Note 32)	–	–	–	–	–	(5,625)	(5,625)
Appropriations (Note (iii))	–	–	1,413	–	–	(1,413)	–
Total comprehensive income for the year, as restated	–	–	–	(171)	(2)	14,949	14,776
Balance as at 31 December 2012, as restated	16,821	10,746	65,729	112	(865)	91,664	184,207
Acquisition of the Seventh Acquired Company (Note 1)	(278)	–	–	–	–	–	(278)
Disposal of a subsidiary	380	–	–	–	–	11	391
Contribution from non-controlling interests	141	–	–	–	–	–	141
Dividends (Note 32)	–	–	–	–	–	(5,433)	(5,433)
Appropriations (Note (iii))	–	–	1,663	–	–	(1,663)	–
Total comprehensive income for the year	–	–	–	315	(79)	17,545	17,781
Balance as at 31 December 2013	17,064	10,746	67,392	427	(944)	102,124	196,809

China Telecom Corporation Limited Annual Report 2013 159

Notes to the Financial Statements

for the year ended 31 December 2013

21. Reserves (continued)

The Company

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2012	29,168	10,746	64,316	67,623	171,853
Total comprehensive income for the year	–	–	–	13,909	13,909
Acquisition of the Sixth Acquired Business (Note 1)	(20)	–	–	–	(20)
Appropriations (Note (iii))	–	–	1,413	(1,413)	–
Dividends (Note 32)	–	–	–	(5,625)	(5,625)
Balance as at 31 December 2012	29,148	10,746	65,729	74,494	180,117
Total comprehensive income for the year	–	–	–	16,943	16,943
Appropriations (Note (iii))	–	–	1,663	(1,663)	–
Dividends (Note 32)	–	–	–	(5,433)	(5,433)
Balance as at 31 December 2013	29,148	10,746	67,392	84,341	191,627

Note:

(i) Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company's net assets and the par value of the Company's shares issued upon its formation; and (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.

The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the Fifth Acquisition was recorded as a deduction of retained earnings.

Capital reserve of the Company represents the difference between the carrying amount of the Company's net assets and the par value of the Company's shares issued upon its formation.

(ii) Other reserves of the Group represent primarily the change in the fair value of available-for-sale equity securities and the deferred tax liabilities recognised due to the change in fair value of available-for-sale equity securities.

(iii) The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2013, the Company transferred RMB1,663 million, being 10% of the year's net profit determined in accordance with IFRS, to this reserve. For the year ended 31 December 2012, the Company transferred RMB1,413 million, being 10% of the year's net profit determined in accordance with the IFRS.

The Company did not transfer any discretionary surplus reserve for the years ended 31 December 2013 and 2012.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years' losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

160 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
21. Reserves (continued)
Note: (continued)
(iv) According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company determined in accordance with the PRC
Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As at 31 December 2013, the amount of retained earnings available for distribution was RMB84,341 million (2012: RMB74,494 million), being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,098 million in respect of the financial year 2013 proposed after the end of the reporting period has not been recognised as a liability at the end of the reporting period (Note 32).
22. Operating Revenues
Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:
The Group
2013 2012
Note RMB millions RMB millions
(restated)
Wireline voice (i) 38,633 43,369
Mobile voice (ii) 58,217 49,166
Internet (iii) 99,394 87,662
Value-added services (iv) 36,230 31,137
Integrated information application services (v) 25,233 23,181
Telecommunications network resource services and lease of network equipment (vi) 17,586 15,737
Others (vii) 46,291 32,924
321,584 283,176
Note:
(i) Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii) Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii) Represent amounts charged to customers for the provision of Internet access services.
(iv) Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc.
(v) Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi) Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii) Represent primarily revenue from sale, and repair and maintenance of equipment.
China Telecom Corporation Limited Annual Report 2013 161

Notes to the Financial Statements
for the year ended 31 December 2013
23. Network Operations and Support Expenses
Included in the Group’s network operations and support expenses are as follows:
The Group
2013 2012
RMB millions RMB millions
(restated)
Operating and maintenance 29,963 24,840
Utility 11,404 7,823
Property rental and management fee 7,284 5,141
CDMA network capacity lease fee - 25,546
Others 4,451 2,629
53,102 65,979
24. Personnel Expenses
Personnel expenses are attributable to the following functions:
The Group
2013 2012
RMB millions RMB millions
(restated)
Network operations and support 30,551 28,392
Selling, general and administrative 16,172 14,465
46,723 42,857
25. Other Operating Expenses
Other operating expenses consist of:
The Group
Note 2013 RMB millions 2012 RMB millions (restated)
Interconnection charges (i) 15,916 14,129
Cost of goods sold (ii) 38,764 26,162
Donations 11 12
Others 69 64
54,760 40,367
162 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
25. Other Operating Expenses (continued)
Note:
(i) Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii) Cost of goods sold primarily represents cost of telecommunications equipment sold.
26. Total Operating Expenses
Total operating expenses for the year ended 31 December 2013 were RMB294,116 million (2012: RMB261,968 million) which include auditor’s remuneration in relation to audit and non-audit services are RMB60 million and RMB1 million respectively (2012: RMB90 million and RMB6 million).
27. Net Finance Costs
Net finance costs comprise:
The Group
2013 RMB millions 2012 RMB millions (restated)
Interest expense incurred 5,840 2,479
Less: Interest expense capitalised* (329) (325)
Net interest expense 5,511 2,154
Interest income (361) (591)
Foreign exchange losses 61 47
Foreign exchange gains (58) (48)
5,153 1,562
*Interest expense was capitalised in construction in progress at the following rates per annum 4.5%-5.8% 1.3%-6.2%
28. Income Tax
Income tax in the profit or loss comprises:
The Group
2013 2012
RMB millions RMB millions
(restated)
Provision for PRC income tax 5,590 4,900
Provision for income tax in other tax jurisdictions 31 50
Deferred taxation (199) (197)
5,422 4,753
China Telecom Corporation Limited Annual Report 2013 163

Notes to the Financial Statements
for the year ended 31 December 2013
28. Income Tax (continued)
A reconciliation of the expected tax expenses with the actual tax expense is as follows:
The Group
Note 2013 RMB millions 2012 RMB millions (restated)
Profit before taxation 23,088 19,817
Expected income tax expense at statutory tax rate of 25% (i) 5,772 4,954
Differential tax rate on PRC subsidiaries’ and branches’ income (i) (216) (269)
Differential tax rate on other subsidiaries’ income (ii) (31) (23)
Non-deductible expenses (iii) 428 539
Non-taxable income (iv) (120) (162)
Effect of change in tax rate (v) 4 155
Others (vi) (415) (441)
Actual income tax expense 5,422 4,753
Note:
(i) Except for certain subsidiaries and branches which are taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii) Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii) Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv) Amounts represent miscellaneous income which are not subject to income tax.
(v) Certain branches with operations in the western region of the PRC gradually obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that were recovered and deferred tax liabilities were settled after obtaining the approvals from tax authorities were adjusted to reflect the change in tax rate. The overall effect of change in tax rate was charged to the consolidated statement of comprehensive income.
(vi) Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the year.
164 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements

for the year ended 31 December 2013

29. Directors' and Supervisors' Remuneration

The following table sets out the remuneration paid or payable to the Company's Directors and Supervisors:

2013	Directors'/ supervisors' fees RMB thousands	Salaries, allowances and benefits in kind RMB Thousands	Discretionary[1] bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB Thousands
Executive directors						
Wang Xiaochu	–	350	1,148	67	–	1,565
Yang Jie	–	343	1,105	66	–	1,514
Wu Andi	–	298	1,031	64	–	1,393
Zhang Jiping	–	305	1,031	64	–	1,400
Yang Xiaowei	–	298	1,020	63	–	1,381
Sun Kangmin	–	306	1,019	64	–	1,389
Ke Ruiwen	–	298	550	68	–	916
Non-executive director						
Chen Liangxian[2]	–	–	–	–	–	–
Xie Liang[2]	–	–	–	–	–	–
Independent non-executive directors						
Wu Jichuan	167	–	–	–	–	167
Qin Xiao	200	–	–	–	–	200
Tse Hau Yin	399	–	–	–	–	399
Cha May Lung	200	–	–	–	–	200
Xu Erming	200	–	–	–	–	200
Supervisors						
Shao Chunbao	–	297	393	63	–	753
Tang Qi[3]	–	66	75	21	–	162
Mao Shejun[3]	–	133	380	42	–	555
Zhang Jianbin	–	157	397	59	–	613
Hu Jing	–	96	308	52	–	456
Du Zuguo	–	–	–	–	–	–
Independent supervisor						
Zhu Lihao	100	–	–	–	–	100
	1,266	2,947	8,457	693	–	13,363

1 Including deferred performance bonus for the term of office from 2010 to 2012.

2 Mr. Chen Liangxian resigned as a Non-executive Director of the Company on 20 March 2013. Mr. Xie Liang was appointed as a Non-executive Director of the Company on 29 May 2013.

3 Mr. Mao Shejun retired as a Supervisor of the Company on 19 August 2013. Mr. Tang Qi was appointed as a Supervisor of the Company on 19 August 2013.

4 The remuneration of all Directors and Supervisors were calculated based on their respective actual terms of office within this year.

China Telecom Corporation Limited Annual Report 2013 165

Notes to the Financial Statements

for the year ended 31 December 2013

29. Directors' and Supervisors' Remuneration (continued)

2012	Directors'/ supervisors' fees RMB thousands	Salaries, allowances and benefits in kind RMB Thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB Thousands
Executive directors						
Wang Xiaochu	–	337	377	62	–	776
Yang Jie	–	337	386	59	–	782
Wu Andi	–	293	344	59	–	696
Zhang Jiping	–	293	344	59	–	696
Zhang Chenshuang[1]	–	122	337	24	–	483
Yang Xiaowei	–	293	340	59	–	692
Sun Kangmin	–	293	340	59	–	692
Ke Ruiwen[2]	–	171	171	36	–	378
Non-executive director						
Li Jinming[3]	–	–	–	–	–	–
Chen Liangxian[4]	–	–	–	–	–	–
Independent non-executive directors						
Wu Jichuan	200	–	–	–	–	200
Qin Xiao	203	–	–	–	–	203
Tse Hau Yin	405	–	–	–	–	405
Cha May Lung	203	–	–	–	–	203
Xu Erming	200	–	–	–	–	200
Supervisors						
Shao Chunbao[6]	–	49	49	10	–	108
Miao Jianhua[5]	–	245	289	48	–	582
Mao Shejun	–	173	450	59	–	682
Zhang Jianbin[6]	–	45	62	19	–	126
Xu Cailiao[5]	–	83	303	42	–	428
Han Fang[5]	–	225	316	42	–	583
Hu Jing[6]	–	10	22	8	–	40
Du Zuguo	–	–	–	–	–	–
Independent supervisor						
Zhu Lihao	100	–	–	–	–	100
	1,311	2,969	4,130	645	–	9,055

1 Mr. Zhang Chenshuang retired as an Executive Director of the Company on 20 March 2012.

2 Mr. Ke Ruiwen was appointed as an Executive Director of the Company on 30 May 2012.

3 Mr. Li Jinming retired as a Non-executive Director of the Company on 22 August 2012.

4 Mr. Chen Liangxian was appointed as a Non-executive Director of the Company on 16 October 2012, and resigned as a Non-executive Director of the Company on 20 March 2013.

5 Mr. Miao Jianhua retired as a Supervisor of the Company on 22 August 2012. Mr. Xu Cailiao and Madam Han Fang resigned as Supervisors of the Company on 22 August 2012.

6 Mr. Shao Chunbao, Mr. Zhang Jianbin and Mr. Hu Jing were appointed as Supervisors of the Company on 16 October 2012.

7 The remuneration of all Directors and Supervisors were calculated based on their respective actual terms of office within this year.

166 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
30. Individuals With Highest Emoluments and Senior Management Remuneration
(a) Five highest paid individuals
Of the five highest paid individuals of the Group for the year ended 31 December 2013, one of them was director of the Company and whose remuneration was disclosed in Note 29. None of the five highest paid individuals of the Group for the year ended 31 December 2012 were directors of the Company.
The aggregate of the emoluments in respect of the four (2012: five) individuals (non-directors) are as follows:
2013 2012
RMB thousands RMB thousands
Salaries, allowances and benefits in kind 4,176 5,713
Discretionary bonuses 3,639 2,588
Retirement scheme contributions 113 118
7,928 8,419
The emoluments of the four (2012: five) individuals (non-directors) with the highest emoluments are within the following bands:
2013 2012
Number of individuals Number of individuals
RMB0–RMB1,000,000 0 0
RMB1,000,001–RMB1,500,000 0 2
RMB1,500,001–RMB2,000,000 2 2
RMB2,000,001–RMB2,500,000 2 1
None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.
China Telecom Corporation Limited Annual Report 2013 167

Notes to the Financial Statements
for the year ended 31 December 2013
30. Individuals With Highest Emoluments and Senior Management Remuneration
(continued)
(b) Senior management remuneration
The emoluments of the Group’s senior management are within the following bands:
2013 2012
Number of individuals Number of individuals
RMB0–RMB1,000,000 17 26
RMB1,000,001–RMB1,500,000 5 0
RMB1,500,001–RMB2,000,000 2 0
RMB2,000,001–RMB2,500,000 1 1
31. Profit Attributable to Equity Holders of the Company
For the year ended 31 December 2013, the consolidated profit attributable to equity holders of the Company includes a profit of RMB16,633 million which has been dealt with in the stand-alone financial statements of the Company.
For the year ended 31 December 2012, the consolidated profit attributable to equity holders of the Company includes a profit of RMB14,134 million which has been dealt with in the stand-alone financial statements of the Company.
32. Dividends
Pursuant to a resolution passed at the Directors’ meeting on 19 March 2014, a final dividend of equivalent to HK$0.095 per share totaling approximately RMB6,098 million for the year ended 31 December 2013 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2013.
Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2013, a final dividend of RMB0.067135 (equivalent to HK$0.085) per share totaling RMB5,433 million in respect of the year ended 31 December 2012 was declared and paid on 19 July 2013.
Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2012, a final dividend of RMB0.069506 (equivalent to HK$0.085) per share totaling RMB5,625 million in respect of the year ended 31 December 2011 was declared of which RMB5,235 million was paid on 20 July 2012. The remaining amounts were paid by December 2012.
168 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
33. Basic Earnings Per Share
The calculation of basic earnings per share for the years ended 31 December 2013 and 2012 is based on the profit attributable to equity holders of the Company of RMB17,545 million and RMB14,949 million respectively, divided by 80,932,368,321 shares.
The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.
34. Commitments and Contingencies
Operating lease commitments
The Group leases business premises and equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.
As at 31 December 2013 and 2012, the Group’s and the Company’s future minimum lease payments under non-cancellable operating leases are as follows:
The Group The Company
2013 2012 2013 2012
RMB millions RMB millions RMB millions RMB millions (restated)
Within 1 year
2,236 2,133 1,964 1,995
Between 1 to 2 years
1,516 1,202 1,319 1,118
Between 2 to 3 years
1,087 881 988 819
Between 3 to 4 years
779 688 718 636
Between 4 to 5 years
611 553 581 505
Thereafter
1,344 1,489 1,294 1,372
Total minimum lease payments
7,573 6,946 6,864 6,445
Total rental expense in respect of operating leases charged to profit or loss for the year ended 31 December 2013 was RMB6,057 million (2012: RMB29,434 million).
China Telecom Corporation Limited Annual Report 2013 169

Notes to the Financial Statements
for the year ended 31 December 2013
34. Commitments and Contingencies (continued)
Capital commitments
As at 31 December 2013 and 2012, the Group and the Company had capital commitments as follows:
The Group The Company
2013 2012 2013 2012
RMB millions RMB millions RMB millions RMB millions
Authorised and contracted for
– property
931 462 915 462
– telecommunications network plant and equipment
6,807 6,641 6,747 6,606
7,738 7,103 7,662 7,068
Authorised but not contracted for
– property
778 764 778 764
– telecommunications network plant and equipment
6,460 8,401 6,444 8,377
7,238 9,165 7,222 9,141
Contingent liabilities
(a) The Company and the Group were advised by their PRC lawyers that, no material contingent liabilities were assumed by the Company or the Group.
(b) As at 31 December 2013 and 2012, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.
As at 31 December 2013 and 2012, the Company did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to subsidiaries.
Legal contingencies
The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.
170 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
35. Financial Instruments
Financial assets of the Group and the Company include cash and cash equivalents, time deposits, investments, accounts receivable, advances and other receivables. Financial liabilities of the Group and the Company include short-term and long-term debts and payable, accounts payable, accrued expenses and other payables. The Group and the Company do not hold nor issue financial instruments for trading purposes.
(a) Fair Value Measurements
Based on IFRS 13, Fair Value Measurement, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:
Level 1: fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data
Level 3: fair values measured using valuation techniques in which any significant input is not based on observable market data
The fair values of the Group and the Company’s financial instruments (other than long-term debt and payable and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.
The Group and the Company’s available-for-sale equity investment securities are categorised as level 1 financial instruments. As at 31 December 2013, the fair value of the Group and the Company’s available-for-sale equity investment securities are RMB999 million (2012: RMB585 million) and RMB998 million (2012: RMB585 million), respectively, based on quoted market price on a PRC stock exchange. The Group and the Company’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.
China Telecom Corporation Limited Annual Report 2013 171

Notes to the Financial Statements
for the year ended 31 December 2013
35. Financial Instruments (continued)
(a) Fair Value Measurements (continued)
The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group and the Company for debt with substantially the same characteristics and maturities. The fair value measurement of long-term indebtedness is categorized as level 2. The interest rates used by the Group and the Company in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 6.8% (2012: 1.0% to 6.8%). As at 31 December 2013 and 2012, the carrying amounts and fair values of the Group and the Company’s long-term debt and payable were as follows:
The Group
2013 2012
Carrying amount Fair value Carrying amount Fair value
RMB millions RMB millions RMB millions RMB millions
Long-term debt and payable 82,689 82,002 93,282 92,931
The Company
2013 2012
Carrying amount Fair value Carrying amount Fair value
RMB millions RMB millions RMB millions RMB millions
Long-term debt and payable 82,689 82,002 92,902 92,551
During the year, there were no transfers among instruments in level 1, level 2 or level 3.
172 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
35. Financial Instruments (continued)
(b) Risks
The Group and the Company’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which comprises of interest rate risk and foreign currency exchange rate risk). The Group and the Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group and the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks:
(i) Credit risk
Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group and the Company, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services. To limit exposure to credit risk relating to deposits, the Group and the Company primarily place cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group and the Company has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group and the Company’s credit policy and quantitative disclosures in respect of the Group and the Company’s exposure on credit risk for accounts receivable are set out in Note 13.
(ii) Liquidity risk
Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group and the Company manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.
China Telecom Corporation Limited Annual Report 2013 173

Notes to the Financial Statements

for the year ended 31 December 2013

35. Financial Instruments (continued)

(b) Risks (continued)

(ii) Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group and the Company's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group and the Company would be required to repay:

The Group

	2013					
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	27,687	28,279	28,279	–	–	–
Long-term debt and payable	82,689	99,135	24,874	3,951	69,690	620
Accounts payable	81,132	81,132	81,132	–	–	–
Accrued expenses and other payables	69,633	69,633	69,633	–	–	–
Finance lease obligations	1	1	1	–	–	–
	261,142	278,180	203,919	3,951	69,690	620

	2012					
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	6,523	6,652	6,652	–	–	–
Long-term debt and payable	93,282	110,705	14,571	23,997	71,441	696
Accounts payable, as restated	68,948	68,948	68,948	–	–	–
Accrued expenses and other payables, as restated	105,781	105,781	105,781	–	–	–
Finance lease obligations	3	3	–	2	1	–
	274,537	292,089	195,952	23,999	71,442	696

174 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements

for the year ended 31 December 2013

35. Financial Instruments (continued)

(b) Risks (continued)

(ii) Liquidity risk (continued)

The Company

	2013					
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	27,578	28,168	28,168	–	–	–
Long-term debt and payable	82,689	99,135	24,874	3,951	69,690	620
Accounts payable	78,199	78,199	78,199	–	–	–
Accrued expenses and other payables	65,473	65,473	65,473	–	–	–
Finance lease obligations	1	1	1	–	–	–
	253,940	270,976	196,715	3,951	69,690	620

	2012					
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	6,476	6,604	6,604	–	–	–
Long-term debt and payable	92,902	110,196	14,571	23,997	70,932	696
Accounts payable	64,043	64,043	64,043	–	–	–
Accrued expenses and other payables	102,657	102,657	102,657	–	–	–
Finance lease obligations	3	3	–	2	1	–
	266,081	283,503	187,875	23,999	70,933	696

Management believes that the Group and the Company's current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 16) will be sufficient to meet the Group and the Company's working capital requirements and repay its borrowings and obligations when they become due.

China Telecom Corporation Limited Annual Report 2013 175

Notes to the Financial Statements
for the year ended 31 December 2013
35. Financial Instruments (continued)
(b) Risks (continued)
(iii) Interest rate risk
The Group and the Company’s interest rate risk exposure arises primarily from its short-term debts and long-term debts and payable. Debts carrying interest at variable rates and at fixed rates expose the Group and the Company to cash flow interest rate risk and fair value interest rate risk, respectively. The Group and the Company manages its exposure to interest rate risk by closely monitoring the change in the market interest rate.
The following table sets out the interest rate profile of the Group and the Company’s debt at the end of the reporting period:
The Group
2013 2012
Effective interest rate Effective interest rate
% RMB millions % RMB millions
Fixed rate debt:
Short-term debt 4.7 26,807 5.4 5,877
Long-term debt and payable 4.5 20,979 4.4 31,572
47,786 37,449
Variable rate debt:
Short-term debt 5.5 880 5.5 646
Long-term debt and payable 6.3 61,710 4.8 61,710
62,590 62,356
Total debt 110,376 99,805
Fixed rate debt as a percentage of total debt 43.3% 37.5%
176 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
35. Financial Instruments (continued)
(b) Risks (continued)
(iii) Interest rate risk (continued)
The Company
2013 2012
Effective interest rate Effective interest rate
% RMB millions % RMB millions
Fixed rate debt:
Short-term debt 4.7 26,698 5.5 5,850
Long-term debt and payable 4.5 20,979 4.4 31,192
47,677 37,042
Variable rate debt:
Short-term debt 5.5 880 5.5 626
Long-term debt and payable 6.3 61,710 4.8 61,710
62,590 62,336
Total debt 110,267 99,378
Fixed rate debt as a percentage of total debt 43.2% 37.3%
As at 31 December 2013, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group and the Company’s net profit for the year and retained earnings by approximately RMB469 million (2012: RMB468 million).
The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group and the Company’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2012.
(iv) Foreign currency exchange rate risk
Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group and the Company’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.
China Telecom Corporation Limited Annual Report 2013 177

Notes to the Financial Statements
for the year ended 31 December 2013
35. Financial Instruments (continued)
(b) Risks (continued)
(iv) Foreign currency exchange rate risk (continued)
Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group and the Company’s financial position and result of operations because 94.3% (2012: 97.2%) of the Group and 99.2% (2012: 99.2%) of the Company’s cash and cash equivalents and 99.1% (2012: 98.9%) and of the Group and the Company’s short-term and long-term debt and payable as at 31 December 2013 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 16.
36. Capital Management
The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.
Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.
Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and payable, and finance lease obligations. As at 31 December 2013, the Group’s total debt-to-total assets ratio was 20.3% (2012: 18.3%), which is within the range of management’s expectation.
Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.
37. Related Party Transactions
(a) Transactions with China Telecom Group
The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.
178 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
37. Related Party Transactions (continued)
(a) Transactions with China Telecom Group (continued)
The principal transactions with China Telecom Group are as follows. The majority of these transactions also constitute continuing connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and have complied with the disclosure requirements under Chapter 14A of the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the report of directors.
2013 2012
Note RMB millions RMB millions
(restated)
Purchases of telecommunications equipment and materials (i) 3,563 3,029
Sales of telecommunications equipment and materials (i) 3,885 2,685
Construction and engineering services (ii) 14,543 10,203
Provision of IT services (iii) 192 370
Receiving IT services (iii) 1,136 764
Receiving community services (iv) 2,826 2,652
Receiving ancillary services (v) 11,208 9,541
Operating lease expenses (vi) 652 366
Net transaction amount of centralised services (vii) 616 570
Interconnection revenues (viii) 44 48
Interconnection charges (viii) 394 414
Interest on amounts due to and loans from
China Telecom Group* (ix) 3,912 24
Lease of CDMA network facilities* (x) 157 –
Lease of land use rights* (xi) 16 –
CDMA network capacity lease fee (xii) – 25,546
Reimbursement of capacity maintenance related costs of
CDMA network (xiii) – 2,519
Mobile Network Acquisition (xiv) – 87,210
Note:
(i) Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii) Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii) Represent IT services provided to and received from China Telecom Group.
(iv) Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
* These transactions also constitute connected transactions under Chapter 14A of the Listing Rules. They are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements either under Rules 14A.31, 14A.33 or 14A.65 of the Listing Rules.
China Telecom Corporation Limited Annual Report 2013 179

Notes to the Financial Statements
for the year ended 31 December 2013
37. Related Party Transactions (continued)
(a) Transactions with China Telecom Group (continued)
Note: (continued)
(v) Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi) Represent net amounts paid and payable to China Telecom Group for leases of business premises and the amounts paid and payable to China Telecom Group for inter-provincial transmission optic fibres.
(vii) Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.
(viii) Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix) Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 16).
(x) Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.
(xi) Represent amounts received and receivable from/paid and payable to China Telecom Group for leases of land use rights.
(xii) Represent amounts paid and payable to China Telecom Group for lease of CDMA network capacity.
(xiii) Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.
(xiv) Represent the final consideration of the Mobile Network Acquisition (Note 16).
Amounts due from/to China Telecom Group are summarised as follows:
2013 2012
RMB millions RMB millions
(restated)
Accounts receivable 391 627
Prepayments and other current assets 1,037 779
Total amounts due from China Telecom Group 1,428 1,406
Accounts payable 13,905 11,557
Accrued expenses and other payables 1,690 40,745
Short-term debt 22,062 820
Long-term debt and payable 61,710 61,710
Total amounts due to China Telecom Group 99,367 114,832
180 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
37. Related Party Transactions (continued)
(a) Transactions with China Telecom Group (continued)
Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 16.
As at 31 December 2013 and 2012, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.
(b) Key management personnel compensation
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.
Key management personnel compensation of the Group is summarised as follows:
2013 RMB thousands
2012 RMB thousands
Short-term employee benefits 14,329 9,041
Post-employment benefits 794 704
15,123 9,745
The above remuneration is included in personnel expenses.
(c) Contributions to post-employment benefit plans
The Group participates in various defined contribution post-employment benefit plans organised by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 38.
(d) Transactions with other government-related entities in the PRC
The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).
China Telecom Corporation Limited Annual Report 2013 181

Notes to the Financial Statements
for the year ended 31 December 2013
37. Related Party Transactions (continued)
(d) Transactions with other government-related entities in the PRC (continued)
Apart from transactions with parent company and its fellow subsidiaries (Note 37(a)), the Group has, collectively but not individually, significant transactions with other government-related entities, which include but not limited to the following:
- rendering and receiving services, including but not limited to telecommunications services
- sales and purchases of goods, properties and other assets
- lease of assets
- depositing and borrowing
- use of public utilities
These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.
The directors believe the above information provides appropriate disclosure of related party transactions.
38. Post-Employment Benefits Plans
As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.
The Group’s contributions for the above plans for the year ended 31 December 2013 were RMB5,682 million (2012: RMB5,049 million).
The amount payable for contributions to the above defined contribution retirement plans as at 31 December 2013 was RMB707 million (2012: RMB617 million).
182 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
39. Stock Appreciation Rights
The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period.
In 2012, the Company approved the granting of 916.7 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of five years from date of grant and an exercise price of HK$4.76 per unit. A recipient of stock appreciation rights may exercise the rights in stages commencing November 2013. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 33.3%,
66.7% and 100%, respectively, of the total stock appreciation rights granted to such person.
During the year ended 31 December 2013 and 2012, no stock appreciation right units were exercised. For the year ended 31 December 2013, compensation expense of RMB39 million was reversed by the Group in respect of stock appreciation rights as a result of decline in share price of the Company. For the year ended 31 December 2012, compensation expense of RMB163 million was recognised by the Group in respect of stock appreciation rights.
As at 31 December 2013, the carrying amount of the liability arising from stock appreciation rights was RMB124 million (2012: RMB163 million). As at 31 December 2013, 305 million stock appreciation right units vested but were not exercised. The carrying amount of the corresponding liability was RMB41 million. As at 31 December 2012, no stock appreciation right units were vested.
40. Accounting Estimates and Judgements
The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.
The selection of significant accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following significant accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.
China Telecom Corporation Limited Annual Report 2013 183

Notes to the Financial Statements
for the year ended 31 December 2013
40. Accounting Estimates and Judgements (continued)
Allowance for doubtful debts
Management estimates an allowance for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.
Impairment of long-lived assets
If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 2(o). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.
For the year ended 31 December 2013, no provision for impairment losses were made against the carrying value of property, plant and equipment (2012 Nil). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.
Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.
Depreciation and amortisation
Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.
Amortisation of customer relationships is recognised on a straight-line basis over the expected customer relationship period of five years.
184 China Telecom Corporation Limited Annual Report 2013

Notes to the Financial Statements
for the year ended 31 December 2013
41. Possible Impact of Amendments, New Standards and Interpretation Issued But Not Yet Effective for the Annual Accounting Period Ended 31 December 2013
Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretation which are not yet effective for the annual accounting period ended 31 December 2013:
Effective for accounting period beginning on or after
Amendments to IFRS 10, IFRS 12 and IAS 27, “Investment Entities” 1 January 2014
Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities” 1 January 2014
Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets” 1 January 2014
Amendments to IAS 39, “Novation of Derivatives and Continuation of Hedge Accounting” 1 January 2014
IFRIC 21, “Levies” 1 January 2014
Amendments to IAS 19, “Defined Benefit Plans: Employee Contributions” 1 July 2014
Amendments to IFRSs, “Annual Improvements to IFRSs 2010-2012 Cycle” 1 July 2014 (with limited exceptions)
Amendments to IFRSs, “Annual Improvements to IFRSs 2011-2013 Cycle” 1 July 2014
IFRS 14, “Regulatory Deferral Accounts” 1 January 2016
IFRS 9, “Financial Instruments”, and Amendments to IFRS 9 and IFRS 7, “Mandatory Effective Date of IFRS 9 and Transition Disclosures” Mandatory effective date will be determined when the outstanding phases of IFRS 9 are finalised
The Group is in the process of making an assessment of the impact that will result from adopting the amendments, new standards and interpretations issued by the IASB which are not yet effective for the accounting period ended on 31 December 2013. So far the Group believes that the adoption of these amendments, new standards and interpretations may result in new or amended disclosures, it is unlikely to have a significant impact on its financial position and the results of operations.
42. Comparative Figures
As a result of the Seventh Acquisition, certain comparative figures have been adjusted or restated to account for the acquisition as if it had occurred before the start of the earliest period presented. Further details of this acquisition are disclosed in Note 1.
43. Parent and Ultimate Holding Company
The parent and ultimate holding company of the Group as at 31 December 2013 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.
China Telecom Corporation Limited Annual Report 2013 185

Financial Summary

(Amounts in millions, except per share data)

	Year ended 31 December				
	2013 RMB	2012 RMB (restated)	2011 RMB (restated)	2010 RMB (restated)	2009 RMB (restated)
Results of operation					
Wireline voice	38,633	43,369	49,770	62,499	78,432
Mobile voice	58,217	49,166	38,628	28,906	20,027
Internet	99,394	87,662	74,994	63,991	51,569
Telecommunications network resource services and lease of network equipment	17,586	15,737	14,321	12,442	11,520
Value-added services, integrated information application services and others	107,754	87,242	67,338	51,634	46,733
Upfront connection fees	–	–	98	497	1,151
Operating revenues	321,584	283,176	245,149	219,969	209,432
Depreciation and amortisation	69,083	49,666	51,241	52,231	52,812
Network operations and support	53,102	65,979	52,940	47,493	43,749
Selling, general and administrative	70,448	63,099	48,765	42,153	40,526
Personnel expenses	46,723	42,857	39,204	35,564	32,888
Other operating expenses	54,760	40,367	28,878	19,113	17,452
Operating expenses	294,116	261,968	221,028	196,554	187,427
Operating profit	27,468	21,208	24,121	23,415	22,005
Net finance costs	(5,153)	(1,562)	(2,254)	(3,601)	(4,377)
Investment income	670	93	40	328	791
Share of profits of associates	103	78	99	131	101
Profit before taxation	23,088	19,817	22,006	20,273	18,520
Income tax	(5,422)	(4,753)	(5,416)	(4,846)	(4,382)
Profit for the year	17,666	15,064	16,590	15,427	14,138
Other comprehensive income for the year:					
Items that may be reclassified subsequently to profit or loss:					
Change in fair value of available-for-sale equity securities	414	(228)	(205)	132	538
Deferred tax on change in fair value of available-for-sale equity securities	(104)	57	51	(48)	(120)
Exchange difference on translation of financial statements of subsidiaries outside mainland China	(79)	(2)	(105)	(52)	6
Share of other comprehensive income of associates	5	–	–	(25)	–
Other comprehensive income for the year, net of tax	236	(173)	(259)	7	424
Total comprehensive income for the year	17,902	14,891	16,331	15,434	14,562
Profit attributable to					
Equity holders of the Company	17,545	14,949	16,494	15,309	13,934
Non-controlling interests	121	115	96	118	204
Profit for the year	17,666	15,064	16,590	15,427	14,138
Total comprehensive income attributable to					
Equity holders of the Company	17,781	14,776	16,235	15,316	14,283
Non-controlling interests	121	115	96	118	279
Total comprehensive income for the year	17,902	14,891	16,331	15,434	14,562
Basic earnings per share	0.22	0.18	0.20	0.19	0.17

186 China Telecom Corporation Limited Annual Report 2013

Financial Summary
(Amounts in millions, except per share data)
As at 31 December of the year
2013 RMB
2012 RMB (restated)
2011 RMB (restated)
2010 RMB (restated)
2009 RMB (restated)
Financial condition
Property, plant and equipment, net 374,341 373,781 268,925 272,532 283,605
Construction in progress 44,157 32,500 18,475 14,449 11,582
Other non-current assets 71,958 73,635 72,218 78,367 83,909
Cash and bank deposits 18,357 32,829 29,279 27,890 35,310
Other current assets 34,426 32,546 30,434 27,470 25,714
Total assets 543,239 545,291 419,331 420,708 440,120
Current liabilities 200,098 193,610 127,397 127,012 143,536
Non-current liabilities 64,477 85,581 34,979 47,482 59,323
Total liabilities 264,575 279,191 162,376 174,494 202,859
Total equity attributable to equity holders of the
Company 277,741 265,139 256,167 245,718 236,413
Non-controlling interests 923 961 788 496 848
Total equity 278,664 266,100 256,955 246,214 237,261
Total liabilities and equity 543,239 545,291 419,331 420,708 440,120
China Telecom Corporation Limited Annual Report 2013 187

Shareholder Information
Share Information
Share Listing
China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.
Stock Code
The Stock Exchange of Hong Kong Limited 728
New York Stock Exchange CHA
Share Price Performance
2013 share price
HK$ per H share
US$ per ADS
High Low Close High Low Close
4.46 3.48 3.92 58.06 44.94 50.57
Number of issued shares: (as at 31 December 2013) 80,932,368,321
Market capitalization: (as at 31 December 2013) HK$317.3 billion
Share price performance of China Telecom on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2013.
600 500 400
300
China Telecom (+170%)
HSI (+136%)
200
MSCI (+67%)
100
0
11/2002 11/2003 11/2004 11/2005 11/2006 11/2007 11/2008 11/2009 11/2010 11/2011 11/2012 12/2013
China Telecom HSI MSCI
188 China Telecom Corporation Limited Annual Report 2013

Shareholder Information
Distribution of shares and shareholdings
The share capital of the Company as at 31 December 2013 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2013, the share capital of the Company comprised:
Number of shares
Percentage of the total number of shares
Total number of Domestic shares: 67,054,958,321 82.85
Domestic shares held by:
China Telecommunications Corporation 57,377,053,317 70.89
Guangdong Rising Assets Management Co., Ltd. 5,614,082,653 6.94
Zhejiang Financial Development Company 2,137,473,626 2.64
Fujian Investment & Development Group Co., Ltd 969,317,182 1.20
Jiangsu Guoxin Investment Group Co., Ltd. 957,031,543 1.18
Total number of H shares (including ADSs): 13,877,410,000 17.15
Total 80,932,368,321 100.00
Major shareholders of H shares
The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2013:
Name of shareholder
Number of shares
Percentage of the total number of H shares in issue
Commonwealth Bank of Australia 2,080,867,924 14.99
JPMorgan Chase & Co. 1,536,081,879 11.07
BlackRock, Inc. 1,301,821,443 9.38
China Telecom Corporation Limited Annual Report 2013 189

Shareholder Information

Dividend History

Financial Year	Ex-Dividend Date	Shareholder Approval Date	Payment Date	Dividend per Share *(HK$)*
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085
2008 Final	23 April 2009	26 May 2009	30 June 2009	0.085
2009 Final	22 April 2010	25 May 2010	30 June 2010	0.085
2010 Final	18 April 2011	20 May 2011	30 June 2011	0.085
2011 Final	5 June 2012	30 May 2012	20 July 2012	0.085
2012 Final	4 June 2013	29 May 2013	19 July 2013	0.085
2013 Final	4 June 2014	29 May 2014	18 July 2014	0.095**

* On the basis of HK$0.065 per share, pro-rated based on the number of days the Company's shares have been listed during the year of 2002.

** The dividend proposal is subject to shareholders' approval at the Annual General Meeting to be held on 29 May 2014.

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at **http://www.chinatelecom-h.com**. The Company will file an annual report in Form 20-F for the year 2013 with the United States Securities and Exchange Commission by 30 April 2014.

2013 Annual Report Survey

Annual Report is a key communication channel between shareholders and the Company. Last year, we received around 100 questionnaires of "Your Views on Annual Report 2012". Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to donate HK$50 for each questionnaire received. In this regard, we have donated a sum of HK$10,000 to the charitable organisation, WWF. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings.

We value and are eager to keep hearing your comments on our annual report for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of "Your Views on Annual Report 2013", as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, **www.chinatelecom-h.com**.

190 China Telecom Corporation Limited Annual Report 2013

Shareholder Information
Annual General Meeting
To be held at 11 a.m. on 29 May 2014 in Grand Hyatt Hong Kong
Registered office
Address: 31 Jinrong Street
Xicheng District
Beijing
PRC 100033
Tel: 86 10 6642 8166
Fax: 86 10 6601 0728
Any enquiries relating to the strategic development or operations of China Telecom Corporation Limited, please contact the Investor Relations Department:
Investor Relations Department
Tel: 852 2877 9777
Fax: 852 2877 0988
Email: ir@chinatelecom-h.com
Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, loss of share certificates, please contact the H share registrar:
H share registrar
Computershare Hong Kong Investor Services Limited
Address: Shops 1702–1706, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Tel: 852 2862 8555
Fax: 852 2865 0990
Email: hkinfo@computershare.com.hk
China Telecom Corporation Limited Annual Report 2013 191

Shareholder Information
Any enquiries relating to ADSs, please contact the depositary:
ADS depositary
The Bank of New York Mellon
Address: Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Tel: 1-888-269-2377 (toll free in USA)
1-212-815-3700 (international)
Email: shrrelations@bnymellon.com
Forward-Looking Statements
Certain statements contained in this document may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.
192 China Telecom Corporation Limited Annual Report 2013

Corporate Culture
Corporate Mission
Let the customers fully enjoy a new information life
Strategic Goal
Be a world-class integrated information service provider
Core Value
Comprehensive innovation, pursuing truth and pragmatism,
respecting people and creating value all together
Operation Philosophy
Pursue mutual growth of corporate value and customer value
Service Philosophy
Customer First Service Foremost
Code of Corporate Practice
Keep promise and provide excellent service for customers Cooperate honestly and seek win-win result in joint innovation Operate prudently and enhance corporate value continuously Manage precisely and allocate resources scientifi cally Care the staff and tap their potential to the full Reward the society and be a responsible corporate citizen
Corporate Slogan
Connecting the World

China Telecom Corporation Limited
31 Jinrong Street, Xicheng District, Beijing, PRC, 100033
www.chinatelecom-h.com
FSC ww.fsc.org
MIX
Paper from responsible sources
FSC C007445
Design and Production by: iOne Financial Press Limited Website: www.ione.com.hk

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2013 will be held at 11:00 a.m. on 29 May 2014 at Grand Ballroom, Lobby Level, Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2013 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for the year 2014.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2013 be considered and approved.

3.	THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2014 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

4.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the fifth session of the Board of Directors of the Company:

4.1	THAT the re-election of Wang Xiaochu as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wang Xiaochu; and THAT the Board be and is hereby authorised to determine his remuneration.

4.2	THAT the re-election of Yang Jie as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Yang Jie; and THAT the Board be and is hereby authorised to determine his remuneration.

4.3	THAT the re-election of Wu Andi as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wu Andi; and THAT the Board be and is hereby authorised to determine her remuneration.

4.4	THAT the re-election of Zhang Jiping as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Zhang Jiping; and THAT the Board be and is hereby authorised to determine his remuneration.

4.5	THAT the re-election of Yang Xiaowei as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Yang Xiaowei; and THAT the Board be and is hereby authorised to determine his remuneration.

4.6	THAT the re-election of Sun Kangmin as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Sun Kangmin; and THAT the Board be and is hereby authorised to determine his remuneration.

4.7	THAT the re-election of Ke Ruiwen as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Ke Ruiwen; and THAT the Board be and is hereby authorised to determine his remuneration.

4.8	THAT the election of Zhu Wei as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Zhu Wei; and THAT the Board be and is hereby authorised to determine his remuneration.

4.9	THAT the re-election of Tse Hau Yin, Aloysius as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Tse Hau Yin, Aloysius; and THAT the Board be and is hereby authorised to determine his remuneration.

4.10	THAT the re-election of Cha May Lung, Laura as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Cha May Lung, Laura; and THAT the Board be and is hereby authorised to determine her remuneration.

4.11	THAT the re-election of Xu Erming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Xu Erming; and THAT the Board be and is hereby authorised to determine his remuneration.

4.12	THAT the election of Wang Hsuehming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wang Hsuehming; and THAT the Board be and is hereby authorised to determine her remuneration.

5.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the fifth session of the Supervisory Committee of the Company:

5.1	THAT the re-election of Shao Chunbao as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Shao Chunbao, and THAT the Supervisory Committee of the Company be and is hereby authorised to determine his remuneration.

5.2	THAT the re-election of Hu Jing as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Hu Jing, and THAT the Supervisory Committee of the Company be and is hereby authorised to determine his remuneration.

5.3	THAT the re-election of Du Zuguo as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Du Zuguo, and THAT the Supervisory Committee of the Company be and is hereby authorised to determine his remuneration.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

6.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

6.1	Subject to the passing of all ordinary resolutions under No. 4 above, in Article 94 of the Articles of Association, substituting “The Company shall have a board of directors. The board of directors shall consist of fourteen (14) directors, of which five (5) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold positions within the Company).” with “The Company shall have a board of directors. The board of directors shall consist of twelv e (12) directors, of which four (4) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold positions within the Company).”

6.2	Subject to the passing of all ordinary resolutions under No. 5 above, in Article 117 of the Articles of Association, substituting “The supervisory committee shall compose of six (6) supervisors including two external supervisors (hereinafter meaning supervisors who do not hold office in the Company).” with “The supervisory committee shall compose of five (5) supervisors including one external supervisor (hereinafter meaning supervisors who do not hold office in the Company).”

6.3	Subject to the passing of all ordinary resolutions under No. 5 above, in Article 118 of the Articles of Association, substituting “The supervisory committee shall comprise four (4) supervisors who represent the shareholders (hereinafter including those qualified as external supervisors and independent supervisors) and two (2) supervisors who shall represent the employees.” with “The supervisory committee shall comprise three (3) supervisors who represent the shareholders (hereinafter including those qualified as external supervisors) and two (2) supervisors who shall represent the employees.”

6.4	Authorise any Director of the Company to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.

7.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

7.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short-term commercial papers, medium term notes, corporate debts, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2014 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

7.2	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any options to adjust the nominal interest rates and the use of proceeds, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

8.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

8.1	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to existing shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the mark et conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds will be issued for purposes such as replenishing the general working capital of the Company.

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2014 is held.

8.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

9.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution numbered 9:

“Relevant Period” means the period from the passing of this special resolution numbered 9 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion to their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

10.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 9, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC

9 April 2014

Notes:

(1)	Details of the resolutions stated above are set out in the 2013 annual report and the circular dated 9 April 2014 of the Company. In relation to the special resolution No. 6 stated above, the Chinese version of the relevant proposed resolution shall prevail over its English version as the Articles of Association of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from 29 April 2014 to 29 May 2014 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Monday, 28 April 2014. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 29 May 2014 are entitled to attend the Annual General Meeting.

(3)	The Board of Directors of the Company has recommended a final dividend of HK$0.095 per share (before taxes) for the year ended 31 December 2013 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Wednesday, 11 June 2014. The Register of Members will be closed from Friday, 6 June 2014 to Wednesday, 11 June 2014 (both days inclusive). In order to be entitled to the final dividend, Holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Thursday, 5 June 2014.

(4)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2013 annual report and the circular dated 9 April 2014.

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 6642 8166). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(6)	Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 8 May 2014.

(7)	Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(8)	All resolutions proposed at the annual general meeting will be voted by poll.

(9)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(10)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive director and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an annual general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED ELECTION AND RE-ELECTION OF

DIRECTORS AND SUPERVISORS,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION,

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice dated 9 April 2014 convening the Annual General Meeting of China Telecom Corporation Limited for the year 2013 to be held at Grand Ballroom, Lobby Level, Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong on 29 May 2014 at 11:00 a.m. is set out on pages 10 to 18 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

9 April 2014

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on 29 May 2014, the notice of which is set out in this circular, or any adjournment thereof

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the Main Board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor”	the supervisor of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Wang Xiaochu	31 Jinrong Street
Yang Jie	Xicheng District
Wu Andi	Beijing 100033, PRC
Zhang Jiping
Yang Xiaowei	Place of business in Hong Kong:
Sun Kangmin	38th Floor
Ke Ruiwen	Dah Sing Financial Centre
108 Gloucester Road
Non-executive Director:	Wanchai, Hong Kong
Xie Liang

Independent Non-executive Directors:
Wu Jichuan
Qin Xiao
Tse Hau Yin, Aloysius
Cha May Lung, Laura
Xu Erming
9 April 2014

To the Shareholders

Dear Sir or Madam,

PROPOSED ELECTION AND RE-ELECTION OF

DIRECTORS AND SUPERVISORS,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION,

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

At the AGM, amongst other things, ordinary resolutions will be proposed for the Shareholders to approve the proposed election of members to the fifth session of the Board of Directors and the fifth session of the Supervisory Committee, and special resolutions will be proposed to approve the proposed amendments to the Articles of Association.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the AGM and to set out the notice of AGM.

2.	PROPOSED ELECTION OF MEMBERS TO THE FIFTH SESSION OF THE BOARD OF DIRECTORS AND THE FIFTH SESSION OF THE SUPERVISORY COMMITTEE (SUPERVISORS WHO REPRESENT THE SHAREHOLDERS)

The term of office of the current session of the members of the Board of Directors and Supervisory Committee will expire on the date of the AGM.

The following persons have been nominated for election as members of the fifth session of the Board of Directors or the Supervisory Committee (Supervisors who represent the Shareholders). Separate ordinary resolutions for approving their election or re-election will be proposed to the Shareholders at the AGM for their consideration and approval.

Proposed Directors	Proposals

Wang Xiaochu	Re-elected to be Director
Yang Jie	Re-elected to be Director
Wu Andi	Re-elected to be Director
Zhang Jiping	Re-elected to be Director
Yang Xiaowei	Re-elected to be Director
Sun Kangmin	Re-elected to be Director
Ke Ruiwen	Re-elected to be Director
Zhu Wei	Elected to be Director
Tse Hau Yin, Aloysius	Re-elected to be Independent Director
Cha May Lung, Laura	Re-elected to be Independent Director
Xu Erming	Re-elected to be Independent Director
Wang Hsuehming	Elected to be Independent Director

Proposed Supervisors	Proposals

Shao Chunbao	Re-elected to be Supervisor
Hu Jing	Re-elected to be Supervisor
Du Zuguo	Re-elected to be Supervisor

Brief information concerning the above proposed Directors and Supervisors (collectively called “Nominee(s)”) is set out in Appendix I to this circular. In addition, the Supervisor representing the employees of the Company shall be elected by the employees of the Company. The results of such election will be announced separately.

Except for those stated in Appendix I to this circular, no Nominee has held any directorship in any other listed companies or taken up a post in any affiliated companies of the Group in the past three years. In addition, except for those stated in Appendix I, no Nominee has any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company. No Nominee has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

LETTER FROM THE BOARD

The Nominees will be elected or re-elected subject to approval by Shareholders at the AGM, and their terms will be effective from the date of the AGM. It is expected that each of the Nominees will enter into a service contract with the Company (with effect from the date of the relevant resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in year 2017).

After obtaining the relevant approval from the Shareholders at the AGM, the Board of Directors and the Supervisory Committee will have the authority to determine the remuneration of each Director and Supervisor, respectively. The Board of Directors and the Supervisory Committee will determine the remuneration of each Director and Supervisor with reference to their duties, responsibilities, experience as well as the current market situations. Further details will be disclosed following the determination of their remuneration.

The Nomination Committee and the Board of the Company are of the view that the Nominees to the fifth session of the Board possess diverse areas of expertise, including areas such as telecommunications, finance, legal, accounting and management. They possess professional experience and knowledge which are strongly complementary to each other and such knowledge and experience are conducive to the scientific decision-making of the Board. At the same time, there are also diverse characteristics among the Nominees to the Board in terms of gender, age and years of service, which can enhance and improve the performance of the Company.

The Nominees to the fifth session of the Board include four Independent Directors, constituting one-third of the Board, which fulfils the requirements under the Corporate Governance Code of the Stock Exchange. Among the Nominees to the Board, Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming have been acting as an Independent Director of the Company for approximately nine years while Madam Cha May Lung, Laura has also been acting as an Independent Director of the Company for approximately six years. During their tenure as a Director, they have provided excellent independent advice on the affairs of the Company from time to time, which promoted and enhanced the management of the Company and standardised the corporate governance and operations of the Company. The four Nominees for Independent Directors, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming have all confirmed to the Company that they are in compliance with the requirements of independence pursuant to Rule 3.13 of the Listing Rules. The Company has conducted assessment on their independence, and is of the view that each of them complies with the guidelines on independence as set out in Rule 3.13 of the Listing Rules and that they are considered as independent in accordance with the provisions of the guidelines. Therefore, the Nomination Committee and the Board of the Company are of the view that the election of the four Nominees for Independent Directors to be the Independent Directors of the Company can enhance the level of management of the Company by virtue of their professional experience and knowledge, while promoting the independent and objective decision-making of the Board and the full and impartial supervision of the management of the Company in accordance with the interests of the Company and the Shareholders as a whole.

Except for those stated in this circular, the Company considers that there is no other information relating to the Nominees to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor any matter which needs to be brought to the attention of the Shareholders.

Recommendation

The Company considers that the proposed election and re-election of Directors and Supervisors are in the interests of the Company and its Shareholders as a whole, and recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

3.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Due to the proposed changes in the composition of the new session of the Board and the Supervisory Committee, the Company proposes to amend the relevant provisions of its Articles of Association to reflect the proposed composition of the Board and the Supervisory Committee.

Recommendation

The Board considers that the proposed amendment to the Articles of Association of the Company is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the AGM.

4.	AGM

A notice convening the AGM is set out on pages 10 to 18 of this circular. The relevant forms of proxy and attendance slip are enclosed. Shareholders who intend to attend the AGM are required to return the attendance slip to the Company on or before 8 May 2014.

Whether or not Shareholders are able to attend the AGM, they are requested to complete and return the enclosed form of proxy to (for holders of domestic shares of the Company) the Company’s office of the General Affairs Office, 31 Jinrong Street, Xicheng District, Beijing 100033, PRC or (for holders of H shares) Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the AGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM should they so wish.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

PROPOSED DIRECTORS

Mr. Wang Xiaochu, age 55, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, President of China Telecommunications Corporation, Chairman of the board of directors and a non-executive director of China Communications Services Corporation Limited. He is also the Chairman of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.

Mr. Yang Jie, age 51, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has 30 years of operational and managerial experience in the telecommunications industry in China.

Madam Wu Andi, age 59, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor’s degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. She studied in a master of business administration (MBA) program at the Guanghua School of Management at Peking University from 2002 to 2003 and received an executive master degree of business administration (EMBA). Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the Ministry of Posts and Telecommunications (“MPT”). She is also a Vice President of China Telecommunications Corporation. Madam Wu has 32 years of economic and financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping, age 58, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of Directorate General of Telecommunications (“DGT”) of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 32 years of experience in network operation and management in the telecommunications industry in China.

APPENDIX I	BRIEF INFORMATION CONCERNING THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Yang Xiaowei, age 50, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Mr. Sun Kangmin, age 56, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor’s degree. Mr. Sun served as Deputy Director General and Chief Engineer of Chengdu Telecommunications Bureau, Deputy Director General of Sichuan Posts and Telecommunications Administration, Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 30 years of operational and managerial experience in the telecommunications industry in China.

Mr. Ke Ruiwen, age 50, is an Executive Director and Executive Vice President of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has 28 years of operational and managerial experience in the telecommunications industry in China.

Mr. Zhu Wei, age 45, received his post-graduate diploma in political economy from Jinan University. Mr. Zhu is currently the Chairman of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). Mr. Zhu Wei previously served as the Deputy Manager of the Issuing Department, director of the General Office, and Deputy Manager of the Research and Development Department of Guangzhou Securities Company of the People’s Bank of China, Guangzhou Branch, Deputy General Manager of Guangzhou Securities Financial Consultancy Company, General Manager of Shenzhen Yuntong Xinda Communications Limited, assistant to the General Manager of Guangdong Technology Ventures Investment Company, General Manager of the Asset Management Department and Director of Guangdong Technology Venture Capital Group Company Limited, General Manager of Guangdong Kerui Investment Management Company, the Chairman of Guangdong Hongtu Technology (Holdings) Company Limited, Deputy Chairman and General Manager of Guangdong Southern Media Holdings Limited, and Deputy Director of Banking Supervision Department IV of the China Banking Regulatory Commission. Mr. Zhu has extensive experience in finance, securities and corporate management.

APPENDIX I	BRIEF INFORMATION CONCERNING THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Tse Hau Yin, Aloysius, age 66, is an Independent Non-executive Director of the Company. Mr. Tse is currently an independent non-executive director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited, SJM Holdings Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Madam Cha May Lung, Laura, age 64, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council, Government of the HKSAR. She is the Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a non-executive director. She is the non-executive director of Unilever, PLC and Unilever, N.V., and the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. Mrs. Cha was an independent non-executive director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming, age 64, is an Independent Non-executive Director of the Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council and Vice Chairman of the Chinese Enterprise Management Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and the Hong Kong Polytechnic University.

APPENDIX I	BRIEF INFORMATION CONCERNING THE PROPOSED DIRECTORS AND SUPERVISORS

Madam Wang Hsuehming, age 63, graduated from the University of Massachusetts and attended Columbia University. She is currently the Chairman of China at BlackRock. She was formerly Chairman of China at Goldman Sachs Asset Management, having joined Goldman Sachs in 1994, became a partner in 2000 and an Advisory Director from 2010 to 2011. Ms. Wang served as a Director of The Paulson Institute. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and restructuring, including serving as an advisor to the CAAC and its subsequent regional airlines on privatization and capital equipment financing.

PROPOSED SUPERVISORS

Mr. Shao Chunbao, age 56, is the Chairman of the Supervisory Committee of the Company. Mr. Shao is currently the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Shao received a doctorate degree from the Huazhong University of Science and Technology. He served as Deputy Office Director and Deputy Director of the Scientific Research Division of the Shanxi Taiyuan Municipal Party School, Director-grade Secretary in the General Office of CPC Committee of Shanxi Province, Director-grade investigator of the Organisation Department of the Central Committee of CPC, Director General-grade Deputy Director General of the Central Direct-owned Institutions Management Office, Deputy Secretary of the Municipal Party Committee of Jiujiang of Jiangxi Province, Deputy Secretary of the Discipline Commission and Director General of the Inspection Bureau of the State Owned Assets Supervision and Administration Commission of the State Council. Mr. Shao has extensive government work experience and management experience.

Mr. Hu Jing, age 38, is a Supervisor of the Supervisory Committee of the Company. Mr. Hu is currently the Director in the audit department of the Company. Mr. Hu received a bachelor’s degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master’s degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with 16 years of experience in finance and auditing.

Mr. Du Zuguo, age 51, is a Supervisor of the Supervisory Committee of the Company. Mr. Du is a senior economist. He is the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of China Telecom Corporation Limited) and the Chairman and General Manager of Zhejiang Province Financial Holdings Company Limited. Mr. Du served as Director, Deputy Director General, Deputy Secretary to the CCP Committee, Director General and Secretary to the CCP Committee of Zhoushan Finance and Local Tax Bureau in Zhejiang province and is now a CCP Committee member of Zhejiang Provincial Department of Finance. Mr. Du has extensive experience in government’s work and large-scale state-owned enterprise management.

NOTICE OF AGM

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2013 will be held at 11:00 a.m. on 29 May 2014 at Grand Ballroom, Lobby Level, Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2013 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for the year 2014.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2013 be considered and approved.

3.	THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2014 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

4.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the fifth session of the Board of Directors of the Company:

4.1	THAT the re-election of Wang Xiaochu as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wang Xiaochu; and THAT the Board be and is hereby authorised to determine his remuneration.

4.2	THAT the re-election of Yang Jie as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Yang Jie; and THAT the Board be and is hereby authorised to determine his remuneration.

NOTICE OF AGM

4.3	THAT the re-election of Wu Andi as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wu Andi; and THAT the Board be and is hereby authorised to determine her remuneration.

4.4	THAT the re-election of Zhang Jiping as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Zhang Jiping; and THAT the Board be and is hereby authorised to determine his remuneration.

4.5	THAT the re-election of Yang Xiaowei as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Yang Xiaowei; and THAT the Board be and is hereby authorised to determine his remuneration.

4.6	THAT the re-election of Sun Kangmin as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Sun Kangmin; and THAT the Board be and is hereby authorised to determine his remuneration.

4.7	THAT the re-election of Ke Ruiwen as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Ke Ruiwen; and THAT the Board be and is hereby authorised to determine his remuneration.

4.8	THAT the election of Zhu Wei as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Zhu Wei; and THAT the Board be and is hereby authorised to determine his remuneration.

NOTICE OF AGM

4.9	THAT the re-election of Tse Hau Yin, Aloysius as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Tse Hau Yin, Aloysius; and THAT the Board be and is hereby authorised to determine his remuneration.

4.10	THAT the re-election of Cha May Lung, Laura as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Cha May Lung, Laura; and THAT the Board be and is hereby authorised to determine her remuneration.

4.11	THAT the re-election of Xu Erming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Xu Erming; and THAT the Board be and is hereby authorised to determine his remuneration.

4.12	THAT the election of Wang Hsuehming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wang Hsuehming; and THAT the Board be and is hereby authorised to determine her remuneration.

5.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the fifth session of the Supervisory Committee of the Company:

5.1	THAT the re-election of Shao Chunbao as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Shao Chunbao, and THAT the Supervisory Committee of the Company be and is hereby authorised to determine his remuneration.

5.2	THAT the re-election of Hu Jing as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Hu Jing, and THAT the Supervisory Committee of the Company be and is hereby authorised to determine his remuneration.

NOTICE OF AGM

5.3	THAT the re-election of Du Zuguo as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2016 to be held in year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Du Zuguo, and THAT the Supervisory Committee of the Company be and is hereby authorised to determine his remuneration.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

6.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

6.1	Subject to the passing of all ordinary resolutions under No. 4 above, in Article 94 of the Articles of Association, substituting “The Company shall have a board of directors. The board of directors shall consist of fourteen (14) directors, of which five (5) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold positions within the Company). “with “The Company shall have a board of directors. The board of directors shall consist of twelve (12) directors, of which four (4) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold positions within the Company).”

6.2	Subject to the passing of all ordinary resolutions under No. 5 above, in Article 117 of the Articles of Association, substituting “The supervisory committee shall compose of six (6) supervisors including two external supervisors (hereinafter meaning supervisors who do not hold office in the Company).” with “The supervisory committee shall compose of five (5) supervisors including one external supervisor (hereinafter meaning supervisors who do not hold office in the Company).”

6.3	Subject to the passing of all ordinary resolutions under No. 5 above, in Article 118 of the Articles of Association, substituting “The supervisory committee shall comprise four (4) supervisors who represent the shareholders (hereinafter including those qualified as external supervisors and independent supervisors) and two (2) supervisors who shall represent the employees.” with “The supervisory committee shall comprise three (3) supervisors who represent the shareholders (hereinafter including those qualified as external supervisors) and two (2) supervisors who shall represent the employees.”

NOTICE OF AGM

6.4	Authorise any Director of the Company to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.

7.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

7.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short-term commercial papers, medium term notes, corporate debts, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2014 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

7.2	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any options to adjust the nominal interest rates and the use of proceeds, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

NOTICE OF AGM

8.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

8.1	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to existing shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds will be issued for purposes such as replenishing the general working capital of the Company.

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2014 is held.

8.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

NOTICE OF AGM

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

9.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution numbered 9:

“Relevant Period” means the period from the passing of this special resolution numbered 9 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in a general meeting.

NOTICE OF AGM

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion to their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

10.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 9, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC

9 April 2014

Notes:

(1)	Details of the resolutions stated above are set out in the 2013 annual report and the circular dated 9 April 2014 of the Company. In relation to the special resolution No. 6 stated above, the Chinese version of the relevant proposed resolution shall prevail over its English version as the Articles of Association of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from 29 April 2014 to 29 May 2014 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Monday, 28 April 2014. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 29 May 2014 are entitled to attend the Annual General Meeting.

(3)	The Board of Directors of the Company has recommended a final dividend of HK$0.095 per share (before taxes) for the year ended 31 December 2013 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Wednesday, 11 June 2014. The Register of Members will be closed from Friday, 6 June 2014 to Wednesday, 11 June 2014 (both days inclusive). In order to be entitled to the final dividend, Holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Thursday, 5 June 2014.

NOTICE OF AGM

(4)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2013 annual report and the circular dated 9 April 2014.

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 6642 8166). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(6)	Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 8 May 2014.

(7)	Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(8)	All resolutions proposed at the annual general meeting will be voted by poll.

(9)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(10)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive director and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.